Exhibit 2.1

CERTAIN INFORMATION HAS BEEN REDACTED FROM THIS EXHIBIT IN
ACCORDANCE WITH ITEM 601(B)(10) OF REGULATION S-K BECAUSE SUCH
INFORMATION IS NOT MATERIAL AND IS THE TYPE OF INFORMATION THE
REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. INFORMATION THAT HAS
BEEN REDACTED FROM THIS EXHIBIT HAS BEEN MARKED WITH [***] TO INDICATE
THE OMISSION.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SERVE ROBOTICS INC.,

SERVE KITCHEN ROBOTICS INC.,

VEBU, INC.

AND

THE SECURITYHOLDERS’ REPRESENTATIVE

Dated as of February 5, 2026

(i)

(continued)

(ii)

(continued)

(iii)

(continued)

(iv)

(continued)

EXHIBITS

Company Stockholder Written Consent	Exhibit A
Restrictive Covenants Agreement	Exhibit B
Company Stockholder Consent, Waiver and Release Agreement	Exhibit C
Escrow Agreement	Exhibit D
Certificate of Merger	Exhibit E
Accredited Investor Certificate	Exhibit F
Securityholder Schedule	Exhibit G
Company Information Statement	Exhibit H

(v)

INDEX OF DEFINED TERMS

2026 Equity Incentive Plan	2
Accounting Principles	2
Accredited Investor Certificate	1
Accrued Tax Amount	2
Acquired Products	3
Acquisition Proposal	2
Action of Divestiture	3
Actions	53
Adjusted Stock Consideration	3
Adjusted Stock Consideration Value	3
Affiliate	3
Aggregate Preference	3
Agreement	1
AI Technologies	3
Anti-Corruption Laws	54
Audit	3
Autocado	3
Balance Sheet	32
Basket	76
Business Day	4
Cancellation Confirmation	71
Carta	4
Certificate of Merger	18
Change in Control Payments	4
Closing	17
Closing Date	18
CMG Strategy	4
CMG Strategy Contract	4
CMG Strategy Loan	4
Code	4
Company	1
Company 401(k) Plan	64
Company AI Products	4
Company Board	1
Company Bylaws	4
Company Cash Balance	4
Company Charter	4
Company Common Stock	4
Company Common Stockholders	4
Company Consent Agreement	5
Company Data	5
Company Debt	5
Company Fundamental Representations	5
Company Intellectual Property	5
Company IT Assets	5
Company Letter of Transmittal	5
Company Option	5
Company Option Plans	5
Company Organizational Documents	5

(vi)

INDEX OF DEFINED TERMS

Company Plan	5
Company Preferred Stock	6
Company Preferred Stockholders	6
Company Securities	6
Company Securityholders	6
Company Software	6
Company Stock	6
Company Stockholder Consent, Waiver and Release Agreement	5
Company Stockholder Written Consent	1
Company Stockholders	6
Company Subsidiaries	28
Company Subsidiary	28
Company Transaction Expenses	6
Company Warrants	6
Company’s Registered Intellectual Property	41
Confidential Information	6
Confidentiality Agreement	7
Consenting Securityholders	62
Consents	32
Continuing Employees	7
Contract	7
control	3
Controls	32
Covenant Agreement	1
Damages	77
Data Policies	7
Designated Accounting Firm	25
DGCL	1
Disclosure Schedule	26
Dissenting Shares	20
Earnout Consideration Dispute	24
Earnout Consideration Resolution Period	25
Earnout Dispute Notice	24
Earnout Payment Amount	7
Earnout Period	7
Earnout Shares	7
Earnout Statement	24
Earnout VWAP	7
Effect	10
Effective Time	18
Employee	7
Employment Agreement	7
End Date	71
Environmental Laws	7
Environmental Permits	8
Equity Pool	65
ERISA	8
ERISA Affiliate	8

(vii)

INDEX OF DEFINED TERMS

Escrow Agent	8
Escrow Agreement	8
Escrow Amount	8
Escrow Fund	8
Expenses	8
FCPA	54
Financial Statements	32
First Merger	1
Foreign Benefit Plan	50
Fraud	8
GAAP	8
Generative AI Technologies	8
Governmental Authority	8
Hazardous Material	8
Hazardous Materials Activity	9
Hazardous Substance	38
Indebtedness	9
Indemnifying Securityholders	9
Information Statement	61
Insurance Policies	40
Intellectual Property	9
Intellectual Property Rights	9
IRS	10
IT Assets	10
ITAR	55
Key Employee Agreements	1
Key Employee Offer Letter	1
Key Employees	10
Knowledge	10
Leased Premises	37
Legal Requirements	10
Liabilities	10
Liens	10
Material Adverse Effect	10
Merger	1
Merger Consideration	11
Merger Sub I	1
Net Proceeds	11
Net Working Capital	11
Net Working Capital Deficit	11
Net Working Capital Excess	11
Net Working Capital Target	11
OFAC	55
Open Source Code	11
Open Source License	12
Other AI Technologies	12
Parent	1
Parent Claim	74
Parent Indemnified Parties	74
Parent Shares	12

(viii)

INDEX OF DEFINED TERMS

Parent VWAP	12
Paying Agent	22
Paying Agent Schedule	22
PCBs	38
PCI Requirement	12
Per Share Series A-1 Preferred Stock Consideration	12
Per Share Series A-2 Preferred Stock Consideration	12
Per Share Series A-3 Preferred Stock Consideration	12
Permits	12
Person	12
Personal Data	12
Pre-Closing Period	58
Pre-Closing Tax Period	75
Privacy Obligation	12
Privacy Policy	13
Pro Rata Percentage	13
Process	13
Processing	13
Prohibited Fund	54
Prohibited Payment	54
Prohibited Person	55
Proprietary Information and Technology	13
Proprietary Product	13
Real Property Leases	37
Related Party	38
Related Party Agreements	40
Representatives	13
Required Stockholders	13
Requisite Stockholder Approval	32
Retention Equity Grants	65
Revenues	14
Sanctioned Territories	55
Scraped Data	14
Section 280G Payments	65
Securities Act	14
Security Incident	14
Securityholder Schedule	29
Sensitive Data	14
Sensitive Personal Data	14
Series A-1 Preferred Stock	14
Series A-1 Preferred Stock Consideration	14
Series A-1 Preferred Stock Preference	14
Series A-1 Preferred Stock Pro Rata Portion	14
Series A-2 Preferred Stock	14
Service Provider	15
Software	15
Stipulated Amount	15

(ix)

INDEX OF DEFINED TERMS

Stock Consideration Value	15
Straddle Period	79
Subsidiary	15
Survival Period	73
Surviving Corporation	17
Tax	16
Tax Authority	16
Tax Law	16
Tax Return	16
Taxes	16
Third Party Action	77
Third-Party AI Product	16
Third-Party AI Terms	45
Third-Party Generative AI Product	16
Trade Controls	55
Training Data	16
Transactions	16
Transfer Tax Returns	79
Transfer Taxes	79
Treasury Regulations	16
Waived Benefits	65
WARN	16

(x)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 5, 2026, by and among Serve Robotics Inc., a Delaware corporation (“Parent”), Serve Kitchen Robotics Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), Vebu, Inc. (the “Company”) and James Buckly Jordan, an individual, solely in his capacity as the representative of the Indemnifying Securityholders (the “Securityholders’ Representative”). Capitalized terms used in this Agreement and not defined have the meanings set forth in Section 1.

WHEREAS, Parent, Merger Sub, and the Company intend to effect a business combination through the statutory merger of Merger Sub with and into the Company, pursuant to which the Company will continue as the surviving corporation and wholly owned subsidiary of Parent (the “Merger”) on the terms and subject to the conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously, upon the terms and subject to the conditions set forth in this Agreement, (a) determined that this Agreement and the Transactions are advisable, (b) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the Company Stockholders, (c) approved and adopted this Agreement and the Transactions, including the Merger, and (d) determined to recommend that the Company Stockholders approve and adopt this Agreement and approve each of the Transactions, including the Merger.

WHEREAS, within 24 hours following the execution and delivery of this Agreement, the Company will deliver to Parent and Merger Sub (a) a written stockholder consent, in the form attached as Exhibit A (“Company Stockholder Written Consent”), executed by the Required Stockholders, which shall be sufficient to approve and adopt this Agreement and approve each of the Transactions, including the Merger, which consent constitutes the Requisite Stockholder Approval, in accordance with the Company Charter, the Company Bylaws, and the applicable provisions of the DGCL, (b) an Accredited Investor Certificate in the form of Exhibit F (the “Accredited Investor Certificate”) completed and executed by each Required Stockholder and (c) a Company Stockholder Consent, Waiver and Release Agreement (as defined below), executed by each Required Stockholder.

WHEREAS, the board of directors of Merger Sub has (a) declared this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub and the sole stockholder of Merger Sub, (b) approved and adopted this Agreement in accordance with applicable law and (c) adopted a resolution recommending that Parent, as the sole stockholder of Merger Sub, adopt this Agreement and thereby approve the Merger and the other transactions contemplated hereby.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent and Merger Sub to enter into this Agreement, each Key Employee has entered into “at will” employment arrangements with Parent or a Parent Subsidiary to be effective immediately after the Closing pursuant to his or her execution and delivery of an offer letter and Parent’s customary invention assignment and non-disclosure agreement (each, a “Key Employee Offer Letter”), a restrictive covenants agreement in the form of Exhibit B (each, a “Restrictive Covenants Agreement” and together with the Key Employee Offer Letters, the “Key Employee Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements in this Agreement contained, and intending to be legally bound by this Agreement, the parties agree as follows:

Section 1
DEFINITIONS AND INTERPRETATIONS

1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“2026 Equity Incentive Plan” shall mean the Company’s 2026 Equity Incentive Plan, inclusive of any subplan(s) with respect to participants located outside of the United States, in each case as provided by Parent from time to time and together with any modifications thereto as determined by Parent prior to adoption pursuant to this Agreement.

“Accounting Principles” shall mean GAAP applied on a basis consistent with the methodologies, practices, classifications, judgments, estimation techniques, assumptions, and principles used by the Company in the preparation of the Balance Sheet, except to the extent that such methodologies, practices, classifications, judgments, estimation techniques, assumptions, and principles used in the preparation of the Balance Sheet are not in accordance with GAAP, then in such case, the methodologies, practices, classifications, judgments, estimation techniques, assumptions, and principles to be used with respect to such applicable item shall be as determined in accordance with GAAP. For further clarification, if alternative methodologies exist for calculating current assets and current liabilities under GAAP, the methodology utilized by the Company in the Balance Sheet shall govern.

“Accrued Tax Amount” shall mean the aggregate dollar amount of all Taxes of the Company and the Company Subsidiaries with respect to any Pre-Closing Tax Period that remain unpaid as of the Closing Date, whether or not due and payable as of the Closing; provided that, such Taxes shall be calculated (a) by excluding all Tax refunds and Tax receivables; (b) by including any amount that would be required to be included in income under Section 951 of the Code, Section 951A of the Code or Section 956 of the Code, in each case, if the taxable year ended on the Closing Date; (c) by including any advance payments, deferred revenues or other prepaid amounts received or arising in any Pre-Closing Tax Period, regardless of when actually recognized for Tax purposes; (d) by including any Taxes under Section 481 of the Code (or comparable provisions of state, local or foreign Tax Laws) resulting from any accounting method change (including as a result of the Transactions); and (e) by including any Tax imposed as a result of the Transactions, including any Transfer Taxes, whether or not due and payable as of the Closing; provided, further that, such Taxes shall be calculated on a jurisdiction-by-jurisdiction and type of Tax-by-type-of-Tax basis with the amount for any jurisdiction or type of Tax not being less than zero either overall, within each applicable jurisdiction or by type of Tax.

“Acquisition Proposal” with respect to the Company, shall mean any offer, inquiry, indication of interest, or proposal relating to any transaction or series of related transactions involving:

(a) the sale, license, lease, transfer, disposition, or acquisition of all or a material portion of (excluding sales of inventory and licensing of the Company’s products or services in the ordinary course of business consistent with past practices) the business or assets of the Company;

(b) the issuance, disposition, or acquisition of (i) any capital stock or other equity security of the Company (other than (A) Company Common Stock issued upon the exercise of Company Options (B) Company Common Stock issued upon conversion of any shares of Company Preferred Stock outstanding as of the date of this Agreement), (ii) any option, call, warrant, or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of the Company, or (iii) any security, instrument, or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company;

(c) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, or similar transaction involving the Company;

(d) any liquidation, dissolution, recapitalization, or other significant corporate reorganization of the Company; or

(e) any combination of the foregoing;

provided, however, that the Transactions shall not be deemed an Acquisition Proposal.

“Action of Divestiture” shall mean (a) the sale, license, or other disposition or holding separate (through the establishment of a trust or otherwise) of any capital stock or assets or categories of assets of Parent, its Subsidiaries, the Company, or, following the Effective Time, any assets or categories of assets of the Surviving Corporation or any of its Subsidiaries, (b) the imposition of any limitation or regulation on the ability of Parent to operate, directly or indirectly, its business, the business of its Subsidiaries or, following the Effective Time, the business of the Surviving Corporation or any of its Subsidiaries, or (c) the imposition of any limitation or regulation on Parent’s ownership or control, direct or indirect, of its Subsidiaries, the Company, or, following the Effective Time, the Surviving Corporation or any of its Subsidiaries.

“Acquired Products” shall mean Autocado, Sousmation/Spottd, Humanoid products and Sauce Automation product lines of the Company.

“Adjusted Stock Consideration Value” shall mean, which, (a)  the Stock Consideration Value plus (b) the Company Cash Balance, minus (c) the amount of Company Debt, minus (d) the amount of the Change in Control Payments, minus (e) the amount of Company Transaction Expenses, plus (f) the Net Working Capital Excess, if any, minus (g) the Net Working Capital Deficit, if any, minus (h) the Escrow Amount multiplied by the Stipulated Amount.

“Adjusted Stock Consideration” mean a number of shares of Parent Shares equal to (a) the Adjusted Stock Consideration Value divided by (b) the Stipulated Amount.

“Affiliate” shall mean, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Preference” shall mean the aggregate sum of the Series A-1 Preferred Stock Preference, Series A-2 Preferred Stock Preference and Series A-3 Preferred Stock Preference.

“AI Technologies” shall mean any and all Generative AI Technologies and Other AI Technologies.

“Audit” shall mean any federal, state, local or foreign audit, assessment, claim, examination, or other inquiry relating to Taxes by any Tax Authority or any judicial or administrative proceeding relating to Taxes.

“Autocado” shall mean an avocado processing “cobot” machine developed by the Company that automates the cutting, coring, and scooping of avocados.

“Business Day” shall mean the period from 12:01 a.m. through 12:00 midnight, San Francisco, California time on any day of the year, that is not a Saturday or a Sunday, on which national banking institutions in San Francisco, California are open to the public for conducting business and are not required or authorized by law to close.

“Carta” shall mean eShares, Inc. (dba Carta, Inc.), provider of cloud-based cap table management service.

“Certificate of Correction” shall mean a certificate of correction to be filed with the Secretary of State of the State of Delaware correcting the original issuance price of certain securities in the Company Charter.

“Change in Control Payments” shall mean the aggregate amount of all change in control, sale, “stay-around,” retention, severance, or similar bonuses or payments or the value of any acceleration of benefits to any Employee or Service Provider of the Company or the Company Subsidiaries which shall be payable or effected as a result of, or in connection with, this Agreement, the Merger or any other Transactions, including the employer portion of any payroll or employment Taxes payable in connection therewith.

“CMG Strategy” shall mean CMG Strategy Co., LLC, a Colorado limited liability company, and any of its Affiliates.

“CMG Strategy Contract” shall mean a contract or contracts executed by CMG Strategy with Parent for purchase and delivery of Autocado units.

“CMG Strategy Loan” shall mean CMG Strategy’s loan to the Company pursuant to that certain Senior Secured Promissory Note dated as of June 25, 2024, issued to CMG Strategy by the Company.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company AI Products” shall mean any products and services of the Company currently or previously offered or supported by or on behalf of the Company or included in the Company’s product roadmap that employ or make use of AI Technologies.

“Company Bylaws” shall mean, for all purposes of this Agreement as the context so requires, the Bylaws of the Company as in effect as of the date of this Agreement.

“Company Cash Balance” shall mean the unrestricted cash and cash equivalents of the Company reflected on the bank statements of the Company after deducting the aggregate amount of all outstanding but uncleared checks, initiated but not yet completed wire transfers, or other payment orders or instructions made or given by the Company, and after adding (a)  the aggregate amount of any inbound wire transfers for which there is a Federal Reserve reference number that has been furnished to Parent prior to 12:00 p.m. Eastern time on the day prior to the Closing Date (subject to the funds arriving in the applicable bank account thereafter), and (b) checks reflected as deposited on the Closing Date in the applicable bank account (subject to such checks clearing within five Business Days after the Closing Date).

“Company Charter” shall mean, for all purposes of this Agreement as the context so requires, the Second Amended and Restated Certificate of Incorporation of the Company in effect on the date of this Agreement, as corrected by the Certificate of Correction.

“Company Common Stock” shall mean, for all purposes of this Agreement as the context so requires, the common stock, par value $0.001 per share, of the Company.

“Company Common Stockholders” shall mean the holders of the Company Common Stock.

“Company Consent, Waiver and Release Agreement” shall mean each of the Company Stockholder Consent, Waiver and Release Agreements, duly executed and delivered by the Company Securityholders party thereto, respectively.

“Company Data” shall mean all data or information, in any form, contained in any databases or other means of storage owned or under the control of the Company or its Subsidiaries or held for use in connection with the business (including all Personal Data, and other content Processed on or through any Company IT Assets).

“Company Debt” shall mean the aggregate amount of all Indebtedness of the Company and the Company Subsidiaries outstanding as of immediately prior to the Effective Time.

“Company Stockholder Consent, Waiver and Release Agreement” shall mean the Company Stockholder Consent, Waiver and Release Agreement in the form of Exhibit C to be executed by each of the Company Stockholders.

“Company Fundamental Representations” shall mean the representations and warranties in Section 4.1(a) (Organization and Good Standing of the Company; Company Organizational Documents; Company Directors and Officers), Section 4.2 (Capitalization), Section 4.3 (Company Subsidiaries), Section 4.4 (Securityholder Schedule and Agreements; Company Options), Section 4.5 (Authority; No Conflict), Section 4.12 (Taxes), Section 4.16 (Certain Relationships and Related Transactions), Section 4.28 (Brokers and Finders; Existing Discussions), and Section 4.29 (Anti-Takeover Statute Not Applicable).

“Company Intellectual Property” shall mean any and all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary as of the date hereof, including all Company Software.

“Company IT Assets” shall mean any and all IT Assets, whether owned and operated by the Company, any Company Subsidiary or any other Person for the Company’s benefit, used in or necessary to the Company’s conduct of its business.

“Company Letter of Transmittal” shall mean the letter of transmittal to be delivered by the Paying Agent, in form and substance reasonably satisfactory to Parent.

“Company Option” shall mean any option to acquire shares of Company Common Stock, whether granted pursuant to the Company Option Plan or otherwise.

“Company Option Plan” shall mean the Vebu Inc. 2023 Stock Plan, as amended.

“Company Organizational Documents” shall mean the Company Charter and the Company Bylaws.

“Company Plan” shall mean any employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and any other bonus, profit sharing, compensation, thrift, defined contribution or defined benefit pension, retirement, “401(k),” “SERP,” severance, savings, deferred compensation, loan, flexible spending, fringe benefit, insurance, welfare, post-retirement health or welfare benefit, insurance, health, life, dental, hospitalization, medical (including retiree medical), split dollar, stop-loss, vision, wrap, stock option, stock appreciation right, stock purchase, restricted stock, equity, equity-based, tuition refund, service award, company car or car allowance, scholarship, housing or living allowances, relocation, gross-up arrangements, disability, accident, AD&D, sick pay, sick leave, accrued leave, vacation, holiday, termination, unemployment, individual employment, consulting, executive compensation, incentive, commission, payroll practices, retention, change in control, non-competition or other material plan, agreement, contract, policy, practice, trust, fund or arrangement (in each case, whether or not in writing, whether or not funded, whether insured or self-insured, and whether or not subject to ERISA), in each case, established, maintained, sponsored or contributed to, or required to be established, maintained, sponsored or contributed to, by the Company, any of the Company Subsidiaries, or any ERISA Affiliate for the benefit of any current or former employee, director, consultant or independent contractor (or any dependent thereof) of the Company, any of the Company Subsidiaries, or any ERISA Affiliate, or with respect to which the Company, any of the Company Subsidiaries, or an ERISA Affiliate has any actual or contingent Liability.

“Company Preferred Stock” shall mean, for all purposes of this Agreement as the context so requires, the preferred stock, par value $0.001 per share, of the Company, which consists of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock.

“Company Preferred Stockholders” shall mean the holders of the Company Preferred Stock.

“Company Securities” shall mean the Company Stock and all other issued and outstanding equity securities of or interests in the Company, including securities convertible into, or exercisable or exchangeable for, any equity securities of that entity.

“Company Securityholders” shall mean the holders of Company Securities.

“Company Software” shall mean any and all Software owned or purported to be owned by the Company or any Company Subsidiary as of the date hereof.

“Company Stock” shall mean all of the issued and outstanding shares of the Company Common Stock and the Company Preferred Stock.

“Company Stockholders” shall mean the holders of the Company Stock.

“Company Transaction Expenses” shall mean, except as otherwise expressly set forth in this Agreement, the aggregate amount of any and all fees and expenses, incurred by or on behalf of, or paid or to be paid by, the Company, the Company Subsidiaries or any Person that the Company may pay or reimburse or may otherwise be obligated to pay or reimburse (including any such fees and expenses incurred by or on behalf of the Company Securityholders) in connection with the process of selling the Company or otherwise relating to the negotiation, preparation, or execution of this Agreement or any documents or agreements by this Agreement or the performance or consummation of the Transactions, including (a) any fees and expenses associated with obtaining necessary or appropriate waivers, consents, or approvals of any Governmental Authority or third parties on behalf of the Company or any of the Company Subsidiaries, (b) any fees or expenses associated with obtaining the release and termination of any Liens, (c) all brokers’, finders’, or similar fees, and (d) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors, and any other experts in connection with the Transactions.

“Company Warrants” shall mean warrants to purchase shares of Company Stock, Series A-1 Preferred Stock or Series A-3 Preferred Stock, as applicable.

“Confidential Information” shall mean any information or materials relating to the technical, financial, customer, or business affairs of Parent and its Subsidiaries or the Company and its Subsidiaries, as the case may be, the existence of this Agreement, the Disclosure Schedule, and the documents and instruments by this Agreement and thereby, the terms and conditions of this Agreement and thereof, the negotiations of this Agreement and thereof and Transactions and thereby. Confidential Information shall not include information or materials that (a) other than Personal Data, were publicly available prior to the date of this Agreement or hereafter becomes publicly available, other than as a result of any violation of any confidentiality provisions related thereto pursuant to this Agreement or otherwise on the part of the receiving party or any of its Representatives, (b) were rightfully known to the receiving party prior to that party receiving the same from the disclosing party, or (c) the receiving party lawfully received from a third party who is not subject to any legally binding obligation to keep such information confidential.

“Confidentiality Agreement” shall mean the confidentiality provision from the term sheet dated, dated as of October 15, 2024, by and between Parent and the Company, as amended.

“Continuing Employees” shall mean all employees of the Company as of immediately prior to the Closing.

“Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment, arrangement, obligation, or undertaking of any nature.

“Data Policies” shall mean the Company’s and the Company’s Subsidiaries’ internal or external policies relating to the Processing or protection of Company Data, including Privacy Policies.

“Earnout Payment Amount” shall mean 33% of the Net Proceeds generated during the Earnout Period.

“Earnout Period” shall mean 36 months following the Closing.

“Earnout Shares” shall mean the number of shares of Parent Shares equal to (a) the Earnout Payment Amount divided by (b) the Earnout VWAP (rounded down to the nearest whole share).

“Earnout VWAP” shall mean the volume-weighted average price of a single Parent Share for the 10-trading day period starting with the opening of trading on the 11th trading day prior to the end of an Earnout Period and ending at the closing of trading on the trading day immediately prior to end of an Earnout Period.

“Employee” shall mean any current or former employee (including officers) or director of the Company, any of the Company Subsidiaries or any ERISA Affiliate.

“Employment Agreement” shall mean each management, employment, severance, separation, settlement, consulting, contractor, change of control, relocation, repatriation, expatriation, loan, visa, work permit or other agreement, or contract (including, any offer letter or other document providing for compensation or benefits) between the Company, any of the Company Subsidiaries or any ERISA Affiliate and any Employee or Service Provider pursuant to which the Company or any of the Company Subsidiaries has or may have any current or future liabilities or obligations.

“Environmental Laws” shall mean, with respect to any geographic location, all Legal Requirements promulgated by any Governmental Authority with governmental authority over such geographic location which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, all as amended at any time.

“Environmental Permits” shall mean any Permit required under or issued pursuant to any applicable Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA and/or which is a member of a controlled group or which is under common control with the Company within the meaning of Section 414 of the Code.

“Escrow Agent” shall mean Computershare Trust Company, National Association.

“Escrow Agreement” shall mean the Escrow Agreement to be entered into at the Closing by and among Parent, the Securityholders’ Representative, and the Escrow Agent, in the form of Exhibit D.

“Escrow Amount” shall mean $375,000.

“Escrow Fund” shall mean the Escrow Shares, as the same may be reduced from time to time by the amount of any payments to Parent Indemnified Parties under Section 9.

“Escrow Shares” shall mean a number of Parent Shares equal to $375,000 divided by the Stipulated Amount.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules, or regulations thereto.

“Expenses” shall mean all GAAP recorded expenses related to manufacturing, installation, operation, warranty and repair of physical assets acquired from the Company, the cost of Continuing Employees and any additional employees hired following the Closing to do work related to the Company (including value of stock-based compensation for Continuing Employees and any additional hired employees); provided that the Securityholders’ Representative may, upon reasonable request, receive written notice of any single Expense in excess of $10,000 (or any series of related Expenses in excess of such amount).

“Fraud” shall mean common law fraud in the State of Delaware.

“GAAP” shall mean United States generally accepted accounting principles.

“Generative AI Technologies” shall mean any tools with generative capabilities, that can learn from inputs and prompts, and create new outputs, including for the generation of text, source code, images, audio, video and data.

“Governmental Authority” shall mean (a) any United States federal, state, municipal or local or any foreign government, or any department, bureau or political subdivision thereof, (b) any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, policy, regulatory or Tax Authority power, (c) any court or tribunal (or any department, bureau or division thereof), (d) any arbitrator or arbitral body to the extent the Person in question has submitted to the jurisdiction of such arbitrator or arbitral body, or (e) any non-governmental self-regulatory agency, securities exchange, commission or authority.

“Hazardous Material” shall mean, with respect to any geographic location, any material, chemical, emission, substance or waste that has been designated by any Governmental Authority with governmental authority over such geographic location to be radioactive, toxic, hazardous, corrosive, reactive, explosive, flammable, a medical or biological waste, a pollutant or otherwise a danger to health, reproduction or the environment.

“Hazardous Materials Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called “e-waste fees”) and compliance with any product take-back, collection, recycling or product content requirements.

“Indebtedness” shall mean with respect to any Person, without duplication, (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, (b) all obligations of such Person issued or assumed as the deferred purchase price of property or services (including, without limitation, any deferred salaries of employees to the extent not otherwise captured by clause (j) below), all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business consistent with past practice (other than the current liability portion of any indebtedness for borrowed money)), (c) all obligations of such Person under any financing leases or leases required to be capitalized in accordance with GAAP, (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (e) all obligations of such Person under interest rate or currency swap or other hedging transactions or agreements (valued at the termination value thereof), (f) the liquidation value, accrued and unpaid dividends, prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock of such Person, (g) Accrued Tax Amount, (h) all accrued paid time off, accrued and unpaid severance, bonus or phantom equity or other termination-related payments or benefits owed to any former Employee whose employment or engagement with the Company or any of its Subsidiaries was terminated prior to the Closing (and otherwise would not be a Change in Control Payment to avoid double counting), (i) all amounts of any unfunded or underfunded liability under any tax-qualified or nonqualified deferred compensation plan, defined benefit pension plan, or retiree benefit plan, including any withdrawal liability under any similar plan, (j) all unpaid bonuses, commissions or other incentive compensation accrued, owed or payable to any current or former employee, individual, independent contractor or director in respect of any performance period (or portion thereof) ending prior to or as of the Closing Date (calculated based on the aggregate target payments, or, if higher, the actual performance), (k) the employer portion of any payroll or employment Taxes payable in connection with the amounts described in clauses (h) through (j), (l) all accounts payable aged greater than 90 days (calculated in accordance with GAAP), (m) all obligations of the types referred to in clauses (a) through (l) of any other Person for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations, (n) all obligations of the types referred to in clauses (a) through (l) of any other Person secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person) and (o) any and all accrued interest, success fees, prepayment premiums, make whole premiums or penalties and fees or expenses (including attorneys’ fees) with respect to the payment or prepayment of any Indebtedness.

“Indemnifying Securityholders” shall mean the holders of Company Preferred Stock and Company Common Stock.

“Intellectual Property” shall mean (a) Intellectual Property Rights and (b) Proprietary Information and Technology.

“Intellectual Property Rights” shall mean any and all rights, title, or interest in or to Proprietary Information and Technology, in any jurisdiction throughout the world, including any and all of the following items, and all rights arising out of, or associated therewith, whether registered and unregistered, together with all rights to sue at law or in equity for past, present, and future infringement, dilution, misappropriation or other violation of any of the foregoing or following, all applications, registrations, reissuances, reversions, renewals, continuations, continuations-in-part, divisionals, provisionals, reissues, re-examinations, substitutions, counterparts, or other extensions or modifications of legal protections thereof or therefor now existing and hereafter filed, issued or acquired, and all goodwill associated therewith: (a) trademarks, service marks, trade names, corporate names, slogans, logos, trade dress, and other similar designations of source or origin, (b) patents, patent disclosures, utility models, and industrial design rights, (c) copyrights, and moral and economic rights of authors and inventors, (d) mask works rights and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, (e) rights of privacy and publicity, (f) rights in trade secrets, proprietary and confidential ideas and information, and know-how, (g) rights in domain names and web addresses, and (h) other intellectual property rights or proprietary rights arising under statutory or common law, contract, or otherwise, whether or not perfected.

“IRS” shall mean the United States Internal Revenue Service.

“IT Assets” shall mean any and all Software, hardware, databases, servers, systems, sites, circuits, networks, data communications lines, workstations, routers, hubs, switches, interfaces, websites (including the content thereon), platforms and cloud services (including software as a service, platform as a service and infrastructure as a service), automated networks and control systems, and all other computer, telecommunications and information technology systems, assets and equipment (whether or not local or outsourced), and all associated documentation.

“Key Employees” shall mean the persons identified on Section 1.1 of the Disclosure Schedule.

“Knowledge” of the Company, with respect to any fact or matter in question, shall be deemed to exist to the extent that any employee of the Company with the title of “officer,” “director,” “manager” or who has a title with more seniority is actually aware (or who should have been aware) after having made reasonable inquiry of such fact or matter.

“Legal Requirements” shall mean any and all applicable federal, state, local, municipal, provincial, territorial, foreign or other law, statute, constitution, principle of common law, directive, resolution, ordinance, code, edict, decree, order (including executive orders), rule, judgment, injunction, writ, regulation (or similar provision having the force or effect of law), ruling, guidance, treaties or requirement issues, enacted, adopted, promulgated, implemented or otherwise put into effect by, or under the authority of, any Governmental Authority.

“Liabilities” shall mean with respect to any Person (without duplication) the United States dollar amount of any liability, obligation or commitment of such Person of any kind, whether absolute or contingent, known or unknown, accrued or unaccrued, asserted or unasserted, matured or un-matured, fixed, disputed, liquidated, executory, determined, determinable or otherwise and in each case whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP.

“Liens” shall mean any mortgage, license, charge, interest, pledge, claim, lien, encumbrance, option, security interest, restriction on the right to sell or dispose (and in the case of securities, vote) or other adverse claim of any kind or nature whatsoever (whether arising by contract or by operation of law and whether voluntary or involuntary) in real or personal property (including any Intellectual Property).

“Material Adverse Effect” shall mean any fact, change, event, violation, inaccuracy, circumstance, condition, or effect (any such item, an “Effect”) (whether or not constituting a breach of a representation, warranty, or covenant set forth in this Agreement) that, individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, (a) is or would reasonably be expected to have a material adverse effect on the business, capitalization, operations, assets (whether tangible or intangible) or liabilities (including contingent liabilities), employee relationships, customer relationships, results of operations (including cash flows), or the condition (financial or otherwise) of the Company taken as a whole with the Company Subsidiaries, or (b) does or would reasonably be expected to materially impair the ability of the Company to consummate the Transactions; provided, however, that any Effect arising from or related to (i) conditions affecting the United States economy or any foreign economy generally, (ii) any national or international political or social conditions, including the engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack or otherwise, (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, or (v) changes in any laws, rules, regulations, orders, or other binding directives issued by any Governmental Authority, shall not be taken into account in determining whether a “Material Adverse Effect” has occurred; provided that, with respect to a matter described in any of the foregoing clauses (i), (ii), (iii), (iv) and (v), such matter shall only be excluded so long as such matter does not have a disproportionate adverse effect on the Company relative to other comparable entities operating in the industry in which the Company operates.

“Merger Consideration” shall mean the sum of the Adjusted Stock Consideration, the Earnout Shares and the Escrow Shares.

“Miso Robotics Loan” shall mean that certain loan to the Company by Miso Robotics, Inc. pursuant to that certain omnibus amendment dated June 16, 2023, along with any other documents relating to such loan agreement.

“Nasdaq” means the Nasdaq Stock Market, LLC.

“Net Proceeds” shall mean Revenues minus Expenses.

“Net Working Capital” shall mean (a) current assets of the Company (including accounts receivable, investment receivables, prepaid expenses, but excluding raw material inventory and finished goods inventory) minus (b) the current liabilities of the Company (including accounts payable, credit cards, accrued expenses, deferred revenue and accrued compensation), in each case calculated in accordance with the Accounting Principles. For the avoidance of doubt, Net Working Capital shall exclude (i) the Company Cash Balance, (ii) the current portion of any Company Debt and accrued interest taken into account in Company Debt, (iii) the Change in Control Payments, (iv) Taxes and (v) the Company Transaction Expenses, in each case, without duplication.

“Net Working Capital Deficit” shall mean the amount by which the Net Working Capital Target exceeds the Net Working Capital.

“Net Working Capital Excess” shall mean the amount by which Net Working Capital exceeds the Net Working Capital Target.

“Net Working Capital Target” shall mean $152,000.

“Open Source Code” shall mean free and open source Software and includes those components of Software which qualify as public domain Software or are licensed as shareable freeware or open source Software. “Shareable freeware” is copyrighted Software which is made available to the general public for use free of charge, for an unlimited time, without restrictions on field of use or redistribution. “Open source software” includes Software licensed or distributed under a license that, as a condition of use, modification or distribution of the Software (a) requires that such Software or other Software distributed with or combined with the Software be disclosed or distributed in source code form, licensed for the purpose of making derivative works, or redistributable at no charge, or (b) otherwise imposes a limitation, restriction, or condition on the right of the Company to use, modify, or distribute all or part of any Company Software or Proprietary Product or to enforce an Intellectual Property Right of the Company. “Open Source Code” includes Software code that is licensed under any license that conforms to the Open Software Initiative definition of open source software in effect as of the date of this Agreement, and any versions of the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License (“Open Source License”).

“Other AI Technologies” shall mean, other than Generative AI Technologies, any and all other deep learning, machine learning, and other artificial intelligence technologies, including without limitation any and all: (a) proprietary algorithms, software, or systems that make use of or employ neural networks, statistical learning algorithms (such as linear and logistic regression, support vector machines, random forests, or k-means clustering), reinforcement learning, or computer vision; and (b) hardware or equipment designed to enable robotics, computer vision and machine learning.

“Parent Shares” shall mean the common stock, par value $0.0001 per share, of Parent.

“Parent VWAP” shall mean the volume-weighted average price of a single Parent Share for the 10-trading day period starting with the opening of trading on the 11th trading day prior to the date an indemnifiable Damage is finally determined pursuant to Section 10 and ending at the closing of trading on the trading day immediately prior to the date such indemnifiable Damage is finally determined pursuant to Section 10, as reported by Bloomberg.

“PCI Requirements” shall mean the rules, regulations, bylaws, standards, policies, and procedures of VISA U.S.A., Inc. and Visa International, Inc., MasterCard International, Inc., Discover Financial Services, LLC, American Express, Diners Club, Voyager, Carte Blanche, PayPal and any other card association, debit card network or similar entity and any legal successor organizations or association of any of them, including with respect to the processing of cardholder data, the Payment Card Industry Data Security Standards and the PCI Software Security Framework, each as revised from time to time.

“Per Share Series A-1 Preferred Stock Consideration” shall mean a number of Parent Shares equal to (a) the Series A-1 Preferred Stock Consideration divided by (b) the aggregate number of shares of Series A-1 Preferred Stock.

“Per Share Series A-2 Preferred Stock Consideration” shall mean a number of Parent Shares equal to (a) the Series A-2 Preferred Stock Consideration divided by (b) the aggregate number of shares of Series A-2 Preferred Stock.

“Per Share Series A-3 Preferred Stock Consideration” shall mean a number of Parent Shares equal to (a) the Series A-3 Preferred Stock Consideration divided by (b) the aggregate number of shares of Series A-3 Preferred Stock.

“Permits” shall mean all permits, approvals, concessions, grants, franchises, licenses, identification numbers and other authorizations and approvals of or by any Governmental Authority.

“Person” shall mean any person, firm, entity, partnership, association or any business organization or division thereof.

“Personal Data” shall mean any data or information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person, device or household or any other data or information that constitutes “personal data”, “personal information,” “protected health information,” or “personally identifiable information” under any Privacy Obligation.

“Privacy Obligation” shall mean any applicable Legal Requirement, contractual obligation, self-regulatory standard, industry standard, Data Policies, or any consent obtained by the Company or the Company’s Subsidiaries that is related to privacy, security, data protection, Processing of Company Data, including Personal Data, PCI Requirements, Data Policies, data or web scraping, call or electronic monitoring or recording, or outbound communications (including, outbound calling and text messaging, telemarketing, and email marketing), the transfer of government-related data or Personal Data, and any and all amendments or modifications made from time to time to the foregoing items.

“Privacy Policy” shall mean the Company’s and the Company’s Subsidiaries’ internal and external privacy policies, notices, statements or other public comments relating to the Processing of Personal Data.

“Pro Rata Percentage” shall mean, with respect to each Indemnifying Securityholder, the percentage determined by dividing (a) the aggregate amount of Adjusted Stock Consideration such Indemnifying Securityholder is entitled to receive pursuant to this Agreement, by (b) the Adjusted Stock Consideration. For the avoidance of doubt, the sum of the “Pro Rata Percentage” of the Indemnifying Securityholders shall at all times equal 100%.

“Process” or “Processing” shall mean any operation or set of operations which is performed on data, or on sets of data, including Company Data, whether or not by automated means, such as the receipt, access, acquisition, arrangement, collection, copying, creation, maintenance, modification, recording, organization, processing, compilation, selection, structuring, storage, visualization, adaptation, alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction, or instruction, training or other learning relating to such data or combination of such data.

“Proprietary Information and Technology” shall mean any and all of the following: (a) Software, works of authorship, documentation, specifications, annotations, comments, designs, (b) files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, (c) tools (including hardware development tools), models, protocols, architectures, tooling, semiconductor masks, layouts, architectures or topology, prototypes, breadboards and other devices, (d) data and information (including technical data and information), data structures, databases, data compilations, data collections, data sets, data derived or resulting from data Processing, (e) arrangement, organization, manner of aggregation, criteria, labels, objects, images, sounds and collections, (f) inventions (whether or not patentable), invention disclosures, discoveries, improvements, concepts, insights, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, (h) domain names and web addresses; (i) input, output, outcomes, results, predictions, translations, analysis, visualizations, compositions, techniques, procedures, methods, processes, formulae, patterns, features, algorithms, methodologies, customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals; (i) social media identifiers and account information; and (j) any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights, or other intellectual property, in any form or format and embodied in any media.

“Proprietary Product” shall mean any product, technology or service currently being marketed, advertised, sold, offered for sale, distributed, licensed, developed or under development by or on behalf of the Company or any of the Company Subsidiaries.

“Representatives” shall mean, with respect to any Person, its respective directors, officers, employees, agents, advisors, affiliates, and representatives (including, attorneys, accountants, consultants, bankers, and financial advisors).

“Required Stockholders” shall mean (a) the Company Common Stockholders representing a majority of the Company Stock and (b) the Company Preferred Stockholders representing a majority of the Company Preferred Stock.

“Revenues” shall mean revenues recognized pursuant to GAAP from (i) sales of Acquired Products, including sales of consumables pursuant to the CMG Strategy Contract, and (ii) sales of any products reasonably related to, or derived from, the current business of the Company as of the time of Closing, which are developed by the Continuing Employees following the Closing.

“Scraped Data” shall mean data that was collected or generated using web scraping, web crawling, or web harvesting software, or any software, service, tool, or technology that turns unstructured data found on the internet into machine-readable, structured data.

“Security Incident” shall mean any: (i) accidental or unlawful destruction, loss, alteration, corruption, or other misuse or unauthorized Processing of Sensitive Data transmitted, stored or otherwise Processed; or (ii) other act or omission that compromises the security, integrity, or confidentiality of Company IT Assets or Sensitive Data.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules, or regulations thereto.

“Sensitive Data” shall mean any: (a) Personal Data or (b) trade secret or confidential or proprietary business information of the Company or the Company’s Subsidiaries.

“Sensitive Personal Data” shall mean Personal Data revealing racial or ethnic origin, political opinions, religious or philosophical beliefs, or trade union membership, and the Processing of genetic data, biometric data for the purpose of uniquely identifying a natural person, data concerning mental or physical health, data concerning a natural person’s criminal history, status as the victim of a crime, sex life or sexual orientation, government identifiers, precise geolocation, account identifier and password or PIN providing access to a financial account, or payment card data (as defined under PCI Requirements).

“Series A-1 Preferred Stock” shall mean, for all purposes of this Agreement as the context so requires, the Series A-1 Preferred Stock, par value $0.001 per share, of the Company.

“Series A-1 Preferred Stock Consideration” shall mean a number of Parent Shares equal to (a) Series A-1 Preferred Stock Pro Rata Portion multiplied by (b) Adjusted Stock Consideration.

“Series A-1 Preferred Stock Original Issue Price” shall mean $6.6764.

“Series A-1 Preferred Stock Preference” shall mean the amount equal to (a) the Series A-1 Preferred Stock Original Issue Price multiplied by (b) the aggregate number of shares of Series A-1 Preferred Stock as of immediately prior to the Effective Time.

“Series A-1 Preferred Stock Pro Rata Portion” shall mean (a) the Series A-1 Preferred Stock Preference divided by (b) the Aggregate Preference.

“Series A-2 Preferred Stock” shall mean, for all purposes of this Agreement as the context so requires, the Series A-2 Preferred Stock, par value $0.001 per share, of the Company.

“Series A-2 Preferred Stock Consideration” shall mean a number of Parent Shares equal to (a) Series A-2 Preferred Stock Pro Rata Portion multiplied by (b) Adjusted Stock Consideration.

“Series A-2 Preferred Stock Original Issue Price” shall mean $5.3411.

“Series A-2 Preferred Stock Preference” shall mean the amount equal to (a) the Series A-2 Preferred Stock Original Issue Price multiplied by (b) the aggregate number of shares of Series A-2 Preferred Stock as of immediately prior to the Effective Time.

“Series A-2 Preferred Stock Pro Rata Portion” shall mean (a) the Series A-2 Preferred Stock Preference divided by (b) the Aggregate Preference.

“Series A-3 Preferred Stock” shall mean, for all purposes of this Agreement as the context so requires, the Series A-3 Preferred Stock, par value $0.001 per share, of the Company.

“Series A-3 Preferred Stock Consideration” shall mean a number of Parent Shares equal to (a) Series A-3 Preferred Stock Pro Rata Portion multiplied by (b) Adjusted Stock Consideration.

“Series A-3 Preferred Stock Original Issue Price” shall mean $6.6764.

“Series A-3 Accrued Dividend Amount Per Share” shall mean the amount equal to the accrued and unpaid dividends on each share of Series A-3 Preferred Stock as of immediately prior to the Effective Time, calculated in accordance with the Company Charter and as set forth on the Securityholder Schedule.

“Series A-3 Preferred Stock Preference” shall mean the amount equal to (a)(1) the product of (x) the Series A-3 Preferred Stock Original Issue Price multiplied by (y) three (3), plus the Series A-3 Accrued Dividend Amount Per Share multiplied by (b) the aggregate number of shares of Series A-3 Preferred Stock as of immediately prior to the Effective Time.

“Series A-3 Preferred Stock Pro Rata Portion” shall mean (a) the Series A-3 Preferred Stock Preference divided by (b) the Aggregate Preference.

“Service Provider” shall mean any current or former individual independent contractor or consultant of the Company or any of the Company Subsidiaries.

“Software” shall mean any and all computer applications, software and programs (whether in source code, object code or other form), including any and all (a) compilers, assemblers, applets, application programming interfaces, middleware, firmware, and operating system software, (b) software implementation of algorithms, models and methodologies, interfaces, scripts, databases, compilations, descriptions, flow-charts, and other work product to design, plan, organize, and develop any of the foregoing, (c) screens, user interfaces, report formats, tools (including development tools), templates, menus, buttons, and icons, (d) all versions, updates, releases, patches, corrections, enhancements, and modifications to any of the foregoing in (a) – (c), and (e) all developer notes, code comments, annotations, specifications, and documentation, including user manuals and other training documentation, related to any of the foregoing in (a) – (d).

“Stipulated Amount” shall mean $12.7913.

“Stock Consideration Value” shall mean $3,750,000.00.

“Subsidiary” of any Person shall mean any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which (a) such Person or any subsidiary of such Person is a general partner, manager or managing member, (b) such Person or any one or more of its subsidiaries, or such Person and one or more of its subsidiaries, owns a majority of the outstanding equity or voting securities or interests which have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions of such corporation or other organization or (c) such Person, directly or indirectly, controls.

“Tax” or “Taxes” shall mean (a) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions, levies, customs, tariffs, fees and liabilities of the same or similar nature, including taxes based upon or measured by gross receipts, income, profits, gain, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, alternative minimum, estimated, stamp, excise and property taxes as well as public imposts, fees and social security charges (including health, unemployment, workers’ compensation and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts or such interest, penalties, or additions, (b) any liability for any amounts of the type described in clauses (a), (c) and (d) of a predecessor entity, as a transferee or arising by operation of law, (c) any liability for the payment of any amounts of the type described in clauses (a), (b) or (d) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period (including any arrangement for group or consortium Tax relief or similar arrangement) and (d) any liability for the payment of any amounts of the type described in clauses (a), (b) or (c) as a result of any express or implied obligation to indemnify any other person or as a result of any obligation under any agreement or arrangement to make any payment determined by reference to the Tax liability of a third party.

“Tax Authority” shall mean the IRS and any other domestic or foreign Governmental Authority responsible for the imposition or the administration of any Taxes.

“Tax Law” shall mean any Legal Requirement (whether domestic or foreign) relating to Taxes.

“Tax Return” shall mean any return, report, disclosure or statement filed or required to be filed with respect to any Tax (including any elections, declarations, schedules, or attachments thereto, and any amendment or supplement thereof) including any information return, estimate, claim for refund, amended return, or declaration of estimated Tax, and including, where permitted or required, affiliated, combined, consolidated, or unitary returns for any group of entities that includes the Company or any Company Subsidiary.

“Third-Party AI Product” shall mean any product or service of any third party that employs or makes use of AI Technologies.

“Third-Party Generative AI Product” shall mean any product or service of any third party that employs or makes use of Generative AI Technologies.

“Training Data” shall mean any data used to train, validate, test or otherwise improve an algorithm or model used in an AI Technology.

“Transaction Documents” shall mean this Agreement, the Disclosure Schedule, the Confidentiality Agreement, the Key Employee Agreements, the Company Consent, Waiver and Release Agreement, the Escrow Agreement and each of the other agreements, certificates, documents and instruments contemplated hereby and thereby, including all Schedules and Exhibits hereto and thereto.

“Transactions” shall mean the transactions contemplated by this Agreement, including the Merger.

“Treasury Regulations” shall mean the regulations promulgated under the Code.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended.

1.2 Additional Definitions. The capitalized terms listed in the Index of Defined Terms shall have the meanings ascribed thereto on the respective pages of this Agreement set forth opposite each of the capitalized terms listed therein.

1.3 Interpretation. For purposes of this Agreement, the following rules of interpretation apply:

(a) Descriptive Headings. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

(b) Calculation of Time Period. Except as otherwise provided in this Agreement, when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period is excluded. If the last day of such period is not a Business Day, the period in question ends on the next succeeding Business Day.

(c) Currency. Any reference in this Agreement to $ means U.S. dollars.

(d) Section and Similar References. Unless the context otherwise requires, all references in this Agreement to any “Annex,” “Section,” “Schedule” or “Exhibit” are to the corresponding Annex, Section, Schedule or Exhibit of this Agreement.

(e) Mutual Drafting. The parties have participated jointly in the negotiation and drafting of this Agreement and have been represented by their own legal counsel in connection with the Transactions, with the opportunity to seek advice as to their legal rights from such counsel. In the event any ambiguity or question of intent or interpretation arises, this Agreement is to be construed as jointly drafted by the parties and no presumption or burden of proof is to arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement.

(f) Counterparts. This Agreement may be executed in two or more counterparts and by the different parties on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument.

(g) Facsimile or Electronic Transmission. The exchange of signature pages to this Agreement (in counterparts or otherwise) by facsimile transmission or other electronic transmission shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(h) Use of “Including.” Unless the context otherwise requires, the words “include,” “includes,” and “including,” are deemed to be followed by “without limitation” whether or not they are followed by such words or words of similar impart.

Section 2
THE MERGER

2.1 The Merger. At the Effective Time, and subject to and upon the terms and conditions set forth in this Agreement and the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger and the wholly owned subsidiary of Parent (the “Surviving Corporation”).

2.2 Closing. Unless this Agreement is terminated under its terms, the closing of the Merger (the “Closing”) will take place on a Business Day as promptly as practicable following the satisfaction or, if permissible by the express terms of this Agreement, waiver of the conditions set forth in Section 6, by electronic delivery of documents (by facsimile, “portable document format,” email, or other form of electronic communication) all of which will be deemed to be originals. The date upon which the Closing actually occurs shall be referred to in this Agreement as the “Closing Date.”

2.3 Effective Time. On the Closing Date, the parties shall cause the Merger to be consummated by (i) filing a certificate of merger in the form attached as Exhibit E (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL, and (ii) making all other filings and recordings required under the DGCL. The term “Effective Time” shall mean the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or, if different, the time of effectiveness thereof that is specified in the Certificate of Merger.

2.4 Effect of the Merger. At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger, and the applicable provisions of the DGCL, including Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the assets, property, rights, privileges, powers, and franchises, and all and every other interest of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, and duties of the Surviving Corporation.

2.5 Surviving Corporation Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and such certificate of incorporation.

(b) Bylaws. At the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and such bylaws.

2.6 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation, or removal.

2.7 Appointment of Securityholders’ Representative. Each Indemnifying Securityholder will, as a specific term of the Merger, be deemed to have irrevocably (a) constituted and appointed, effective as of the Effective Time, James Buckly Jordan, as his, her, or its true and lawful agent, proxy, and attorney-in-fact, with the authority to execute and deliver this Agreement and the Escrow Agreement as the Securityholders’ Representative and exercise all or any of the powers, authority, and discretion conferred on the Securityholders’ Representative under this Agreement (including, Section 10 and Section 12) and the Escrow Agreement, and (b) irrevocably agreed to, and be bound by and comply with, all of the obligations of the Indemnifying Securityholders set forth in this Agreement (including, Section 10 and Section 12) and the Escrow Agreement. The Securityholders’ Representative agrees to act as, and to undertake the duties and responsibilities of, such agent and attorney-in-fact. This power of attorney is coupled with an interest and is irrevocable and shall survive the dissolution, death, or incapacity of each of the Indemnifying Securityholders, subject to the following sentence. Such agency may be changed by the Indemnifying Securityholders upon the written approval of the holders of a majority in interest of the undistributed portions of the Escrow Fund from time to time; provided, however, that the Securityholders’ Representative may not be removed unless holders of a majority in interest of the undistributed portions of the Escrow Fund agree in writing to such removal and to the identity of the substituted agent.

Section 3
EFFECT OF THE MERGER ON THE SECURITIES OF THE CONSTITUENT CORPORATIONS

3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger, without any action on the part of Parent, Merger Sub, the Company, or any Company Securityholder:

(a) Equity Interests of Merger Sub.

(i) Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become, and shall represent, one validly issued, fully paid, and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with immediately preceding sentence.

(b) Treatment of Company Securities.

(i) Except as otherwise provided in this Agreement and subject to Section 3.1(c) and Section 10.8, upon the surrender of certificates representing such shares and the delivery of any agreements in the manner provided in Section 3.4:

(A) in the case of a holder of Series A-1 Preferred Stock, (I) each share of Series A-1 Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares), shall, by virtue of the Merger, be cancelled and converted into the right to receive the Per Share Series A-1 Preferred Stock Consideration, plus (II) such holder’s shares shall collectively be converted into the right to receive (with duplication) upon release of the Escrow Fund pursuant to Section 10.8, if any, such holder’s Pro Rata Percentage of such released Escrow Fund plus (III) such holder’s shares shall collectively be converted into the contingent right to receive (with duplication) upon the issuance of the Earnout Shares pursuant to Section 3.6, if any, such holder’s Pro Rata Percentage of such Earnout Payment Amount;

(B) each share of Series A-2 Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares), shall, by virtue of the Merger, be cancelled and converted into the right to receive the Per Share Series A-2 Preferred Stock Consideration, plus (II) such holder’s shares shall collectively be converted into the right to receive (with duplication) upon release of the Escrow Fund pursuant to Section 10.8, if any, such holder’s Pro Rata Percentage of such released Escrow Fund plus (III) such holder’s shares shall collectively be converted into the contingent right to receive (with duplication) upon the issuance of the Earnout Shares pursuant to Section 3.6, if any, such holder’s Pro Rata Percentage of such Earnout Payment Amount;

(C) each share of Series A-3 Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares), shall, by virtue of the Merger, be cancelled and converted into the right to receive the Per Share Series A-3 Preferred Stock Consideration, plus (II) such holder’s shares shall collectively be converted into the right to receive (with duplication) upon release of the Escrow Fund pursuant to Section 10.8, if any, such holder’s Pro Rata Percentage of such released Escrow Fund plus (III) such holder’s shares shall collectively be converted into the contingent right to receive (with duplication) upon the issuance of the Earnout Shares pursuant to Section 3.6, if any, such holder’s Pro Rata Percentage of such Earnout Payment Amount; and

(D) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares), shall, by virtue of the Merger, be cancelled and converted into the contingent right to receive upon the issuance of the Earnout Shares pursuant to Section 3.6, if any, such holder’s Pro Rata Percentage of such Earnout Payment Amount.

(ii) From and after the Effective Time, each share of Company Stock shall no longer be outstanding and shall be automatically cancelled and shall cease to exist, and each holder immediately prior to the Effective Time of any such shares of Company Stock shall cease to have any rights with respect thereto, except if such share of Company Stock is a Dissenting Share, the right, if any, to receive payment as determined in accordance with the applicable provisions of the DGCL.

(c) Escrow Contribution to the Escrow Fund.

(i) Notwithstanding anything to the contrary in the other provisions of this Section 3, Parent shall, in accordance with Section 10.8, (A) withhold, or cause to be withheld, from the Indemnifying Securityholders the Escrow Shares, and (B) deposit such withheld consideration with the Escrow Agent subject to Section 10.8 and the terms and conditions of the Escrow Agreement.

(ii) The execution and delivery of this Agreement and the Escrow Agreement shall constitute, among other things, each Indemnifying Securityholder’s approval of (A) Parent withholding the Escrow Shares under this Section 3.1, (B) Parent depositing the Escrow Shares with the Escrow Agent, and (C) the appointment of the Securityholders’ Representative.

(d) Cancellation. Each share of Company Stock owned by the Company as treasury stock immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to exist and be canceled without any conversion thereof, and no payment or distribution of any consideration shall be made with respect thereto.

(e) Legend on Share Certificates. The certificates representing the Parent Shares issuable in the Merger, including the Parent Shares to be issued in respect of the Escrow Fund and the Earnout Payment Amount, shall include an endorsement typed or otherwise denoted conspicuously thereon of the following legend (along with any other legends that may be required under applicable law or by Parent):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE RESOLD OR TRANSFERRED UNLESS REGISTERED OR EXEMPT FROM REGISTRATION UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS, AND HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED.”

(f) Legend Removal. The legend set forth in Section 3.1(e) may be removed by the Parent at any time following the date that is five (5) calendar days following the six (6) month anniversary of the Effective Date from any certificate evidencing Parent Shares upon delivery to Parent of (i) an opinion of counsel, in form and substance reasonably satisfactory to Parent, that such security can be freely transferred and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which Parent issued the Parent Shares and (ii) a seller representation letter or broker representation letter indicating that such Parent Shares have been or will be sold pursuant to Rule 144.

3.2 Dissenting Holders. Notwithstanding anything in this Agreement to the contrary, any shares of Company Stock issued and outstanding immediately prior to the Effective Time eligible under the DGCL to exercise appraisal or dissenters’ rights and held by a holder who has not voted in favor of the Agreement, the Merger or consented thereto in writing and who has exercised and perfected appraisal or dissenters’ rights for such shares in accordance with Section 262 of the DGCL and has not effectively withdrawn or lost such appraisal or dissenters’ rights (collectively, the “Dissenting Shares”) shall be cancelled as set forth in Section 3.1(b)(ii) but shall not be converted into or represent the right to receive the applicable Merger Consideration set forth in Section 3.1, and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders in Section 262 of the DGCL.

(a) Notwithstanding the provisions of Section 0 if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal and dissenters’ rights under Section 262 of the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive, in accordance with Section 3.4, the consideration for such shares set forth in Section 3.1, without interest, less the applicable portion of the Escrow Contribution with respect to such shares.

(b) The Company shall comply with the requirements of Section 262 of the DGCL, give Parent prompt notice of any written demand received by the Company pursuant to Section 262 of the DGCL, and of withdrawals of such demands, and provide copies of any documents or instruments served pursuant to the DGCL and received by the Company. Parent shall control all negotiations and proceedings with respect to any such demands. Prior to the Effective Time, the Company shall not make any payment or settlement offer with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

(c) Any amount paid by Parent, the Company, the Surviving Corporation to any Person with respect to Dissenting Shares in excess of the amount that would otherwise be payable pursuant to Section 3.1 for each such Dissenting Share (such amount, unless determined in a final, non-appealable judgment of a court, being subject to the written approval of the Securityholders’ Representative, which approval shall not be unreasonably withheld, conditioned, or delayed), and all interest, costs, expenses, and fees incurred by the Company, Parent, the Surviving Corporation in connection with the exercise of all rights under Section 262 of the DGCL, shall constitute “Damages” for purposes of this Agreement, and Parent, the Surviving Corporation, or the Surviving Corporation, as the case may be, shall, without limiting any other rights, be entitled to indemnification for such Damages as set forth in Section 10.

3.3 Company Options; New Restricted Stock Units; Company Warrants.

(a) Company Options. At the Effective Time, each Company Option will, without any action on the part of the Company, any Company Securityholders, or any other party except as set forth in this Section 3.3, be automatically cancelled and extinguished at the Effective Time, and no consideration shall be delivered in exchange therefor.

(b) New Restricted Stock Units. At the Effective Time, each New Restricted Stock Unit held by a Continuing Employee that is unexpired and outstanding immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be assumed and converted by Parent in accordance with Section 6.8(c). As set forth in Section 6.8(c), each assumed New Restricted Stock Unit that immediately prior to the Effective Time was not fully vested shall be subject to the same vesting arrangements that were applicable to such New Restricted Stock Unit immediately prior to or at the Effective Time, and pursuant to the terms of the New Restricted Stock Units, no vesting acceleration shall occur by reason of the Merger or any subsequent event, such as a termination of employment, unless otherwise specifically provided in the applicable award agreement evidencing the applicable New Restricted Stock Units. Subject to the previous sentence, such assumed and converted New Restricted Stock Units may, as determined by Parent, be issued pursuant to (A) the forms of award agreement set forth in Section 6.8(c) or (B) one or more forms of award agreement determined by Parent and substantially in the form referenced in clause (A), which the respective Continuing Employees would be required to execute and return. Parent will not assume any New Restricted Stock Units held by Persons who are not Continuing Employees.

(c) Company Warrants. At the Effective Time, each Company Warrant will, without any action on the part of the Company, any Company Securityholders, or any other party except as set forth in this Section 3.3, be automatically cancelled and extinguished at the Effective Time, and no consideration shall be delivered in exchange therefor. Prior to the Closing, and subject to the prior review and reasonable approval of Parent, the Company will take all actions required or necessary to effect the transactions anticipated by this Agreement under the Company Warrants, including, without limitation, providing that such Company Warrants will terminate upon the Effective Time pursuant to the terms of a warrant cancellation agreement in a form acceptable to Parent. On or following the date of this Agreement, neither the Company Board nor any committee thereof, will resolve to modify the terms of any Company Warrant other than as necessary to effect the provisions of this section.

3.4 Payment of the Merger Consideration.

(a) Paying Agent; Payment Procedures.

(i) Paying Agent.

(A) Immediately following the Effective Time, Parent shall deposit, or cause to be deposited, with Computershare Trust Company, National Association (the “Paying Agent”) an amount in cash equal to the aggregate amount of cash for fractional shares pursuant to Section 3.4(f). Earnings from such investments shall be the sole and exclusive property of Parent or the Surviving Corporation, and no part of such earnings shall accrue to the benefit of the Company Stockholders.

(B) Prior to the Effective Time and in accordance with the requirements of the Paying Agent, the Company shall deliver to the Paying Agent and Parent a schedule in such form as required by the Paying Agent containing such information as is necessary for the Paying Agent to make the issuance of the Adjusted Stock Consideration to each Company Stockholder (the “Paying Agent Schedule”).

(ii) Payment Procedures.

(A) Prior to the Closing (and in any case, no later than five (5) Business Days prior to the Closing), each Indemnifying Securityholder shall deliver to Parent an Accredited Investor Certificate.

(B) As soon as reasonably practicable after the Effective Time, but no later than five Business Days thereafter, Parent shall instruct the Paying Agent to mail to each Indemnifying Securityholder as of the Effective Time the Company Letter of Transmittal and the Company Consent, Waiver and Release Agreement, in each case, in exchange for the Adjusted Stock Consideration specified in Section 3.1(b)(i). The foregoing payments of the Adjusted Stock Consideration are conditioned upon the execution and delivery of such Company Letter of Transmittal and Company Consent, Waiver and Release Agreement, as applicable to such Indemnifying Securityholder. As soon as practicable after receipt by the Paying Agent of the Accredited Investor Certificate, Company Letter of Transmittal and the Company Consent, Waiver and Release Agreement, the Paying Agent shall, in exchange therefor, pay and/or issue to such Company Stockholder the consideration specified in Section 3.1(b)(i) payable in respect of the shares of Company Stock, but without interest and less any applicable withholding Taxes. If payment of any portion of the foregoing Merger Consideration is to be made to a Person other than the Person in whose name the surrendered securities are registered, it shall be a condition of payment that the Person requesting such payment (x) shall have paid any transfer and other Taxes required by reason of the payment of those amounts to a Person other than the registered holder of the securities surrendered, and shall have established to the satisfaction of Parent that such Tax has been paid, or (y) shall have established to the satisfaction of Parent that such Tax is not applicable.

(b) Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the shares of Company Stock on the records of the Company. From and after the Effective Time, the holders of the shares of Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for in this Agreement or by applicable Legal Requirements. In furtherance of the foregoing, no dividends or other distributions declared or made after the Effective Time with respect to Parent Shares comprising part of the Merger Consideration with a record date after the Effective Time shall be paid to any Company Stockholder until such holder complies with the payment procedures and delivery requirements in Section 3.4(a)(ii).

(c) Termination of Fund; No Liability. At any time following six months after the Effective Time, Parent or the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any Merger Consideration (including any earnings received with respect thereto) that had been made available to the Paying Agent and that have not been disbursed to Company Stockholders, and thereafter such Company Stockholders shall be entitled to look only to Parent or the Surviving Corporation (subject to abandoned property, escheat, or other similar Legal Requirements) and only as general creditors thereof with respect to the applicable portion of the Merger Consideration, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, or the Paying Agent shall be liable to any former Company Stockholder for any amounts or Parent Shares delivered to a public official pursuant to any applicable abandoned property, escheat, or similar Legal Requirement. Any amounts remaining unclaimed by Company Stockholders immediately prior to such time when the amounts or Parent Shares would otherwise escheat to or become the property of any Governmental Authority shall, as of such date and to the extent permitted by Legal Requirements, become the property of Parent, free and clear of any lien of any Person previously entitled thereto.

(d) Withholding Rights. Each of Parent, the Surviving Corporation, and the Paying Agent (and their respective agents) shall be entitled to deduct and withhold from payment of the applicable Merger Consideration or any other amounts (or any portion thereof) payable or deliverable pursuant to this Agreement to, or on behalf of, any Company Securityholder or any other Person such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or any other Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company Securityholder to whom such amounts would otherwise have been paid.

(e) Dissenting Shares. The provisions of this Section shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Parent under this Section shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the applicable amounts provided in Section 3.

(f) No Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional Parent Shares shall be issued in exchange for any Company Stock, and no holder of any of the foregoing shall be entitled to receive a fractional Parent Share. In the event that any Company Stockholder would otherwise be entitled to receive a fractional Parent Share (after aggregating all shares and fractional Parent Shares issuable to such holder), then such holder shall be paid an amount in U.S. Dollars (without interest) in lieu of any fractional Parent Share. The parties acknowledge and agree that payment of cash consideration in lieu of issuing fractional Parent Shares was not separately bargained for consideration but represents merely a mechanical rounding off for purposes of simplifying the problems that would otherwise be caused by the issuance of fractional Parent Shares.

3.5 Additional Closing Transactions.

(a) On or before the Closing, the Company will pay the Company Debt and the Company Transaction Expenses, in each case, by wire transfer of immediately available funds, and all Liens related to the Company Debt shall be terminated or released pursuant to payoff letters or otherwise.

3.6 Earnout.

(a) Solely to the extent earned during the Earnout Period, at the times and upon fulfillment of the conditions provided in this Section 3.6, Parent shall issue Earnout Shares to Company Stockholders in accordance with the respective Pro Rata Percentage an amount equal to each earned portion of the Earnout Payment Amount, and subject to any set off rights of Parent pursuant to Section 10. For the avoidance of doubt, Net Proceeds will be calculated on a cumulative basis for each Earnout Period and any previously paid Earnout Payment Amount will be credited against the next Earnout Payment Amount for the subsequent Earnout Period. For example (and by way of example only), assume that Net Proceeds were $1,000,000 for the First Earnout Period and $330,000 of Earnout Shares were issued to the Company Stockholders as an Earnout Payment Amount. Continuing the example, for the Second Earnout Period, Net Proceeds are $2,000,000, such that $660,000 of Earnout Shares are issuable in the aggregate to the Company Stockholders as an Earnout Payment Amount. And finally, for the example, the Earnout Payment Amount for the Second Earnout Period would be $330,000 of Earnout Shares, such that the cumulative Earnout Payment Amount through the end of the Second Earnout Period would be $660,000 of Earnout Shares. Net Proceeds will be calculated: for the period beginning on the Closing and ending on the last day of the month in which the first anniversary of the Closing occurs (the “First Earnout Period”), for the next 12 month period beginning the day after the end of the First Earnout Period (the “Second Earnout Period”) and for the next 12 month period beginning the day after the end of the Second Earnout Period (the “Third Earnout Period”, and collectively with the First Earnout Period and Second Earnout Period, each an “Earnout Period,” and together, the “Earnout Periods”).

(b) Within 30 days after an Earnout Period, Parent shall deliver to the Securityholders’ Representative a statement setting forth its calculation of the Earnout Payment Amount (the “Earnout Statement”).

(c) Parent shall provide the Securityholders’ Representative with (i) backup documentation and (ii) access to such books and records, as is reasonably necessary to enable the Securityholders’ Representative to verify the accuracy of the Earnout Statement as reasonably requested, including access to the Parent’s internal accounting and finance personnel. In the event the Securityholders’ Representative disputes any of the calculations set forth in Earnout Statement (an “Earnout Consideration Dispute”), the Securityholders’ Representative shall give notice to Parent in writing of such disagreement in reasonable detail and the basis for such disagreement on a line-by-line basis, including the Securityholders’ Representative’s determination of any amount therein that is disputed, within 30 days following receipt of the Earnout Statement (an “Earnout Dispute Notice”). In the event the Securityholders’ Representative fails for any reason to deliver an Earnout Dispute Notice to Parent within such 30 day-period, the Earnout Statement shall be final and binding on the parties hereto and the determination of the Earnout Payment Amount as set forth therein shall be deemed final for all purposes under this Agreement. In the event of such an Earnout Consideration Dispute, Parent and the Securityholders’ Representative shall first use their diligent good faith efforts to resolve such Earnout Consideration Dispute among themselves. If Parent and the Securityholders’ Representative are unable to resolve the Earnout Consideration Dispute within 30 calendar days after delivery of the Earnout Dispute Notice (the “Earnout Consideration Resolution Period”), then any remaining items in dispute shall be submitted to a nationally recognized, independent accounting firm reasonably acceptable to Parent and the Securityholders’ Representative (such firm, or any successor thereto, being referred to herein as the “Designated Accounting Firm”).

(d) If any Earnout Consideration Dispute is submitted to the Designated Accounting Firm, Parent and the Securityholders’ Representative will each prepare a separate written report of such unresolved item or items specified in the Earnout Dispute Notice and deliver such reports, along with copies of the Earnout Dispute Notice and the Earnout Statement marked to indicate those items that remain in dispute, to the Designated Accounting Firm within 20 calendar days after the end of the Earnout Consideration Resolution Period. Thereafter, each of Parent and the Securityholders’ Representative will, and will use reasonable best efforts to cause its independent registered public accounting firm, if any, to, furnish to the Designated Accounting Firm such work papers and other documents and information relating to the disputed issues (including information of the Surviving Corporation) as the Designated Accounting Firm may reasonably request and are available to Parent or the Securityholders’ Representative, or their respective independent registered public accounting firms, as the case may be; provided, however, such independent registered public accounting firms shall not be obligated to make any work papers available to the Designated Accounting Firm until the Designated Accounting Firm has signed a customary agreement relating to such access to working papers in form and substance reasonably acceptable to such independent registered public accounting firms. Parent and the Securityholders’ Representative will each be afforded the opportunity to present to the Designated Accounting Firm material relating to the determination of the Earnout Payment Amount and to discuss such determination with the Designated Accounting Firm at a meeting with Parent and the Securityholders’ Representative present. The parties hereto acknowledge and agree that (i) the Designated Accounting Firm shall not attribute a value to any disputed amount greater than the greatest amount proposed by either Parent or the Securityholders’ Representative, or an amount less than the least amount proposed by either Parent or the Securityholders’ Representative, (ii) the review by and determinations of the Designated Accounting Firm shall be limited to, and only to, the unresolved item or items specified in the Earnout Dispute Notice and contained in the reports prepared and submitted to the Designated Accounting Firm by Parent and the Securityholders’ Representative, and (iii) the determinations by the Designated Accounting Firm shall be based solely on such reports submitted by Parent and the Securityholders’ Representative, and the work papers and other documents and information provided to the Designated Accounting Firm that form the basis for Parent’s and the Securityholders’ Representative’s respective positions.

(e) The written decision of the Designated Accounting Firm shall (i) be rendered within no more than sixty days from the date that the matter is referred to such firm, (ii) be final and binding on the parties hereto and, in the absence of Fraud or manifest error, shall not be subject to dispute or review, (iii) have the same effect for all purposes as if such determinations had been embodied in a final judgment entered by a court of competent jurisdiction, and either Parent or the Securityholders’ Representative may petition the Delaware courts to reduce such decision to judgment and (iv) be an expert determination under Delaware law governing expert determinations. Following any such dispute resolution (whether by mutual agreement of Parent and the Securityholders’ Representative or by written decision of the Designated Accounting Firm), all calculations in the Earnout Statement and the determination of the Earnout Payment Amount (in each case as determined in such dispute resolution), shall be deemed final. The fees, costs and expenses of the Designated Accounting Firm shall be allocated to and borne by Parent and the Securityholders’ Representative, on behalf of the Indemnifying Securityholders, based on the inverse of the percentage that the Designated Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Designated Accounting Firm; provided, however, if the engagement agreement, if any, entered into with the Designated Accounting Firm requires Parent and the Securityholders’ Representative to be jointly and severally liable to the Designated Accounting Firm for its fees and disbursements and either Parent or the Indemnifying Securityholders, acting through the Securityholders’ Representative in its capacity as such pays more than its portion of such fees and disbursements as determined according to this sentence, the party paying less than its portion of such fees and disbursements hereby agrees to reimburse the first party for any excess portion paid by such first party to the Designated Accounting Firm. For example, should the items in dispute total an amount equal to $1,000 and the Designated Accounting Firm awards $600 in favor of the Securityholders’ Representative’s position, 50% of the costs of its review would be borne by Parent and 50% of the costs would be borne by the Securityholders’ Representative, on behalf of the Indemnifying Securityholders.

(f) Parent shall, no later than five Business Days following the date upon which an Earnout Payment Amount becomes final in accordance with this Section 3.6, distribute to the Paying Agent the Earnout Shares for distribution to the Company Stockholders.

(g) Until the end of the Earnout Period, Parent shall operate the Surviving Corporation in good faith and using commercially reasonable efforts, consistent with Parent’s business objectives, to support the operations of the Surviving Corporation. Further, in the event of any change of control transaction of Parent, this Section 3.6 shall remain in effect and the surviving or successor entity of Parent shall assume all of Parent’s obligations in this Section 3.6.

3.7 Further Action. If, at any time after the Effective Time, Parent determines any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title, and possession to all assets, property, rights, privileges, powers, and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub immediately prior to the Effective Time are and will remain fully authorized in the name of the Company and Merger Sub or otherwise to take, and shall take, all such action.

Section 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that the statements in this Section 4 are true, complete, and correct as of the date of this Agreement and at the Effective Time (unless the particular statement speaks expressly as of another date, in which case it is true, complete, and correct as of such other date), subject, in any case, to the exceptions provided in the disclosure schedule supplied by the Company to Parent and Merger Sub, dated as of the date of this Agreement (the “Disclosure Schedule”), with specific reference to the Sections or subsections of this Agreement, as applicable, to which such exception relates:

4.1 Organization and Good Standing of the Company; Company Organizational Documents; Company Directors and Officers.

(a) The Company is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease, and operate its properties, as applicable, and conduct its business as currently conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of business or the ownership of its properties requires such qualification or authorization, except where any failure to be so qualified, authorized or in good standing, individually or in the aggregate, has not had and would not have a Material Adverse Effect. Section 4.1(a) of the Disclosure Schedule sets forth a list of all jurisdictions in which the Company is duly qualified or authorized to do business as a foreign corporation.

(b) Prior to the date of this Agreement, the Company has furnished to Parent true, complete, and correct copies of the Company Organizational Documents. The Company Organizational Documents are in full force and effect and the Company is not in violation of any provision of the Company Organizational Documents or any other organizational or governing documents applicable to it. Section 4.1(b) of the Disclosure Schedule lists the directors and officers of the Company as of the date of this Agreement.

4.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 12,000,000 shares of Company Common Stock, of which on the date of this Agreement 2,862,121 shares are issued and outstanding, and (ii) 3,768,677 shares of Company Preferred Stock, of which on the date of this Agreement (A) 2,517,008 shares have been designated Series A-1 Preferred Stock, of which on the date of this Agreement 2,179,327 shares are issued and outstanding, (B) 222,141 shares have been designated Series A-2 Preferred Stock, of which on the date of this Agreement 222,140 shares are issued and outstanding, and (C) 1,029,528 shares have been designated Series A-3 Preferred Stock, of which on the date of this Agreement 195,605 shares are issued and outstanding. As of the date of this Agreement, (1) the issued and outstanding shares of Series A-1 Preferred Stock are convertible into 2,179,327 shares of Company Common Stock, (2) the issued and outstanding shares of Series A-2 Preferred Stock are convertible into 222,141 shares of Company Common Stock and (3) the issued and outstanding shares of Series A-3 Preferred Stock are convertible into 586,815 shares of Company Common Stock.

(b) As of the date of this Agreement, there were outstanding Company Options to purchase an aggregate of 1,379,894 shares of Company Common Stock (of which Company Options to purchase an aggregate of 1,379,894 shares of Company Common Stock were exercisable).

(c) As of the date of this Agreement, there were outstanding Company Warrants to purchase an aggregate of 300,276 shares of Company Common Stock (of which Company Warrants to purchase an aggregate of 300,276 shares of Company Common Stock were exercisable).

(d) All of the issued and outstanding shares of Company Stock have been, and all of the shares of Company Stock that may be issued pursuant to any Company Option or upon conversion of any share of Company Preferred Stock will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid, and nonassessable. Except as set forth in Section 4.2(d) of the Disclosure Schedule or except for Company Options and Company Warrants listed on the Securityholder Schedule, no subscription, warrant, option, convertible security, or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding. Except as set forth in Section 4.2(c) of the Disclosure Schedule, no Company Option or Company Warrant is entitled to any acceleration as a result of or in connection with the consummation of the Merger. From and after the Effective Time, no holder of any Company Option or Company Warrant will have the right to any consideration with respect thereto, except as set forth in this Agreement. The Company does not have any obligation to issue any subscription, warrant, option, convertible security, or other such right or to issue or distribute to holders of any shares of its capital stock any evidence of indebtedness or assets of the Company. The Company does not have any obligation to purchase, redeem, or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company. Other than the shares of Company Stock outstanding as of the date of this Agreement, the Company Stock issuable upon the exercise of Company Options or the Company Stock issuable upon the exercise of Company Warrants, there are no other outstanding securities of the Company entitled to vote on any matters put to a vote of Company Stockholders. All of the issued and outstanding shares of capital stock of the Company have been offered, issued, and sold by the Company in compliance with all applicable Legal Requirements. All of the outstanding shares of Company Stock are owned of record by the holders and in the respective amounts as are set forth on the Securityholder Schedule.

(e) The transactions contemplated by that certain Common Stock Purchase Agreement (the “CSPA”) dated October 22, 2024 by and between the Company and Airwai, Inc. (“Seller”) were completed in accordance with all applicable Laws. The Company owns, free and clear of all Liens, the securities issued to the Company by Seller. The Non-Exclusive License Agreement dated June 2, 2025 by and between the Company and Seller is in full force and effect.

(f) All previously issued convertible notes and simple agreements for future equity (SAFEs) have been converted, cancelled or are otherwise no longer outstanding.

(g) The Certificate of Correction has been filed and is in full force and effect.

4.3 Company Subsidiaries.

(a) Section 4.3(a) of the Disclosure Schedule sets forth the name of each Subsidiary of the Company (each a “Company Subsidiary,” and together, the “Company Subsidiaries”), and, with respect to each Company Subsidiary, the jurisdiction in which it is incorporated or organized, the jurisdictions, if any, in which it is qualified to do business or is registered for Taxes of any kind, the number of shares of its authorized capital stock and the number and class of shares thereof duly issued and outstanding. Except for the Company Subsidiaries, the Company does not have any Subsidiaries, and the Company does not own or control, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any corporation, partnership, joint venture or other business association or entity. Each former Subsidiary of the Company that is no longer in existence has been duly dissolved in accordance with its charter documents and the laws of the jurisdiction of its incorporation or organization and there are no outstanding Liabilities, including Taxes, with respect to any such entity.

(b) Each Company Subsidiary is a duly organized and validly existing corporation, partnership or other entity in good standing under the laws of the jurisdiction of its incorporation or organization and is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where any failure to be so qualified, authorized or in good standing, individually or in the aggregate, has not had and would not have a Material Adverse Effect. Each Company Subsidiary has all requisite corporate or entity power and authority to own, lease, and operate its properties, as applicable, and to carry on its business as currently conducted. All outstanding shares of stock of each Company Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable, and have been offered, issued and sold in compliance with all applicable Legal Requirements. All of the outstanding shares of capital stock of each Company Subsidiary are owned of record and beneficially by the Company free and clear of any and all Liens.

(c) There are no subscriptions, options, warrants, calls, rights (contingent or otherwise), commitments or agreements of any character, written or oral, to which the Company or any Company Subsidiary is a party or by which it is bound obligating a Company Subsidiary (or the Company to cause a Company Subsidiary) to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock of any Company Subsidiary or obligating any Company Subsidiary to grant, extend, change the price of, otherwise amend or enter into any such subscription, option, warrant, call right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any of the Company Subsidiaries. Neither the Company nor any Company Subsidiary has agreed or is obligated to make any future investment in or capital contribution to any Person.

(d) Prior to the date of this Agreement, the Company has furnished to Parent true, complete and correct copies of the charter and bylaws or similar organizational documents of each Company Subsidiary. Each such charter and bylaws or similar organizational document is in full force and effect and no Company Subsidiary is in violation of any provision of its charter, bylaws or other organizational or governing documents. Section 4.3(d) of the Disclosure Schedule lists the directors and officers of each Company Subsidiary as of the date of this Agreement.

4.4 Securityholder Schedule and Agreements; Company Options; Company Warrants.

(a) The information set forth as of the date of this Agreement on the Securityholder Schedule attached as Exhibit G (the “Securityholder Schedule”), including the portion of the Merger Consideration to be delivered to each Company Securityholder is true, complete, and correct as of the date of this Agreement and as of the Effective Time, and the calculations performed to compute such information are accurate and in accordance with the terms of this Agreement, the Company Organizational Documents, and all other agreements and instruments among the Company, on the one hand, and the Company Securityholders, on the other hand, and no Company Securityholder shall be entitled to any amounts except as provided on the Securityholder Schedule. The Securityholder Schedule sets forth:

(i) the calculation as of the Effective Time of the following:

(A) the Adjusted Stock Consideration Value, including the Company Cash Balance, the Company Debt, the Change in Control Payments, the Company Transaction Expenses and the Net Working Capital (including the Net Working Capital Deficit or the Net Working Capital Excess, as applicable);

(B) the Adjusted Stock Consideration and Aggregate Preference;

(C) the Per Share Series A-1 Preferred Stock Consideration, the Per Share Series A-2 Preferred Stock Consideration and the Per Share Series A-3 Preferred Stock Consideration;

(D) the Series A-1 Preferred Stock Consideration, the Series A-2 Preferred Stock Consideration and the Series A-3 Preferred Stock Consideration;

(E) the Series A-1 Preferred Stock Pro Rata Portion, the Series A-2 Preferred Stock Pro Rata Portion and the Series A-3 Preferred Stock Pro Rata Portion;

(F) the Series A-3 Accrued Dividend Amount Per Share; and

(G) with respect to each Indemnifying Securityholder, as applicable, the Pro Rata Percentage.

(ii) the information with respect to each Company Securityholder, as applicable, listed below in Subsections (A) through (E):

(A) the name, email, and mailing address of each Company Securityholder as reflected on the stock transfer or other corporate records of the Company;

(B) with respect to each share of Company Stock held by such Company Stockholder (1) the number and class or series of shares of Company Stock held, and (2) the applicable Merger Consideration specified in Section 3.1;

(C) with respect to each Company Option held by such Company Securityholder, (1) the number of shares of Company Common Stock subject to such Company Option and (2) the per share exercise price of such Company Option;

(D) with respect to each Company Warrant held by such Company Securityholder, (1) the number of shares of Company Common Stock or Company Preferred Stock, as applicable, subject to such Company Warrant and (2) the per share exercise price of such Company Warrant;

(E) the total gross issuance or payment to each Company Securityholder, as applicable.

(b) Except as provided in this Agreement or as set forth in Section 4.4 of the Disclosure Schedule, there are no agreements, written or oral, between the Company and any holder of its securities or others, or among any holders of its securities, relating to the acquisition (including, rights of first refusal, anti-dilution or pre-emptive rights), disposition, registration under the Securities Act, or voting of the capital stock of the Company.

(c) Each of the currently outstanding Company Options was granted under the Company Option Plan. All Company Options have been granted or issued with an exercise price at least equal to the fair market value of the underlying Company Common Stock at the date of grant or issuance, as determined in accordance with Section 409A of the Code and the regulations and notices promulgated thereunder, and none of the Company Options or any other Company Stock or agreements constitute “deferred compensation” under Section 409A of the Code. True, complete, and correct copies of the Company Option Plan and all agreements and instruments relating to all outstanding Company Options issued under the Company Option Plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Common Stock purchased under such Company Option Plan and all of the Company records maintained on Carta) have been made available or provided to Parent, and such plans and Contracts have not been amended, modified or supplemented since being made available or provided to Parent, and there are no Contracts or understandings to amend, modify or supplement such plans or Contracts in any case from those made available or provided to Parent. No consent of any holder of any Company Option is required to effect the treatment of such Company Option under Section 3.3 because all Company Options are being terminated without consideration and are of no further force and effect, with no liability to the Parent or Surviving Corporation, under Section 3.3.

(d) All of the issued and outstanding shares of Company Stock are represented by book entry on Carta and no issued and outstanding shares of Company Stock are certificated. The Cancellation Confirmation confirms the cancellation of any and all of the certificates representing shares of Company Stock immediately prior to the Effective Time, and the information set forth in the Cancellation Confirmation will be true, complete, and correct as of the Effective Time.

4.5 Authority; No Conflict.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and each instrument required hereby to be executed and delivered by the Company at the Closing and to perform its obligations under this Agreement and thereunder and to consummate the Transactions by this Agreement and thereby. The execution, delivery, and performance by the Company of this Agreement and each instrument required hereby to be executed and delivered by the Company at the Closing and the consummation by the Company of the Transactions by this Agreement and thereby have been duly and validly authorized by all necessary corporate action; and, other than the receipt of the Requisite Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any instrument required hereby to be executed and delivered by the Company at the Closing or to consummate the Transactions (including the Merger) by this Agreement. The Company Board has unanimously (i) determined that this Agreement is advisable, (ii) determined that this Agreement and the Transactions by this Agreement, including the Merger, are fair to and in the best interests of the Company and the Company Stockholders, (iii) approved and adopted this Agreement and the Transactions (including the Merger), and (iv) determined to recommend that the Company Stockholders approve and adopt this Agreement and approve each of the Transactions (including the Merger). None of such actions by the Company Board has been amended, rescinded, or modified.

(b) This Agreement has been, and each instrument required hereby to be executed and delivered by the Company at the Closing will be, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub, and the Securityholders’ Representative, constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles. As of the Effective Time, in connection with the Merger, each Company Securityholder shall be entitled to receive the consideration as set forth in this Agreement (if and as applicable) and, subject to the provisions of Section 3, no Company Securityholder shall be entitled to receive any different or additional amount in the Merger with respect to Company Securities held by such Company Securityholder.

(c) The execution and delivery of this Agreement by the Company and each instrument required hereby to be executed and delivered by the Company at the Closing, the compliance by the Company with the provisions of this Agreement and each instrument required hereby to be executed and delivered by the Company at the Closing and the consummation of the Transactions by this Agreement or thereby, will not (i) conflict with or violate the Company Organizational Documents, (ii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice, consent or waiver under, or result in the loss of any benefit to which the Company or any Company Subsidiary is entitled under, any Contract, Permit, Lien, or other interest to which the Company is a party or by which the Company is bound or to which its assets are subject, (iii) result in the creation or imposition of any Lien upon any assets of the Company or any shares of Company Stock, or (iv) violate any Legal Requirement applicable to the Company or, to the Company’s Knowledge, any Company Securityholder or any of their respective properties or assets.

4.6 Consents. Except as set forth on Section 4.6 of the Disclosure Schedule, no consent, approval, order, permit or authorization of, or registration, declaration or filing with, or notification to (together, the “Consents”) any Governmental Authority or any Person is required to be obtained by the Company or, to the Company’s Knowledge, any Company Securityholder or Subsidiary in connection with, or as a result of, the execution and delivery or consummation of this Agreement, the Merger or the other Transactions to be consummated at the Closing as contemplated by this Agreement, except for (i) the Requisite Stockholder Approval and (ii) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware.

4.7 Vote Required. The affirmative vote of holders of (a) a majority of the Company’s outstanding capital stock, voting together as a single class and on an as-converted basis, and (b) a majority of the outstanding shares of Company Preferred Stock, voting together as a single class and on an as-converted basis, are the only votes of the holders of any of the Company Stock necessary to approve and adopt this Agreement and approve the Transactions by this Agreement, including the Merger (collectively, the “Requisite Stockholder Approval”).

4.8 Absence of Changes. Since inception, there has been no Material Adverse Effect. Without limiting the generality of the foregoing, since the date of the Balance Sheet, neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would require Parent’s consent under Section 6.1.

4.9 Financial Statements; Controls.

(a) Attached as Section 4.9 of the Disclosure Schedule are the following financial statements (collectively, the “Financial Statements”): the unaudited balance sheet of the Company as of December 31, 2023, December 31, 2024 and December 31, 2025 and the related income statement and cash flow statement for the fiscal year then ended, including the notes thereto (the unaudited balance sheet as of December 31, 2025 is referred to herein as the “Balance Sheet”), in each case prepared in accordance with GAAP (subject to normal year-end adjustments and except those unaudited interim financial statements need not contain footnote disclosures required by GAAP), consistently applied throughout the periods presented without modification of the accounting principles used in the preparation thereof throughout the periods presented. The Financial Statements are true, complete, and correct in all material respects, are in accordance with the books and records of the Company and the Company Subsidiaries and present fairly in all material respects the financial condition and results of operations of the Company and the Company Subsidiaries as of the dates and for the periods indicated.

(b) The Company has in place systems and processes (including the maintenance of proper books and records) that are customary for a company at the same stage of development as the Company designed to (i) provide reasonable assurances regarding the reliability of the Financial Statements, and (ii) in a timely manner accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Financial Statements (such systems and processes are in this Agreement referred to as the “Controls”). None of the Company, any of the Company’s employees, Subsidiaries, or the Company’s independent auditors has identified or been made aware of any complaint, allegation, deficiency, assertion or claim, whether written or oral, regarding the Controls or the Financial Statements. To the Company’s Knowledge, there have been no instances of Fraud, whether or not material, that occurred during any period covered by the Financial Statements. The Company and the Company Subsidiaries have in place a revenue recognition policy consistent with GAAP.

4.10 Absence of Undisclosed Liabilities; Indebtedness. Neither the Company nor any Company Subsidiary has any Indebtedness or other Liabilities, except for (a) Liabilities specifically reflected on, and fully reserved against in, the Balance Sheet and (b) Liabilities which have arisen since the date of the Balance Sheet in the ordinary course of business and which are, in nature and amount, consistent with those incurred historically and are not material to the Company, individually or in the aggregate. Except as set forth in Section 4.10 of the Disclosure Schedule, there is no Indebtedness of the Company.

4.11 Accounts Receivable. All of the accounts and notes receivable of the Company or any Company Subsidiary, whether reflected on the Balance Sheet or arising since the date of the Balance Sheet, have arisen from bona fide transactions in the ordinary course of business consistent with past practices and are valid, genuine, and subject to the allowance for doubtful accounts set forth therein, fully collectible in the aggregate amount thereof; provided that, the foregoing shall not be construed as a guarantee of such collectability.

4.12 Taxes.

(a) (i) All Tax Returns required to be filed by or on behalf of the Company or any of the Company Subsidiaries or with respect to any of their income, assets, or operations have been duly and timely filed with the appropriate Tax Authority in all jurisdictions in which such Tax Returns are required to be filed, and all such Tax Returns are true, complete and correct in all respects, and (ii) all Taxes payable by or on behalf of the Company or any Subsidiaries or any of their income, assets, or operations, whether or not shown or required to be shown on such Tax Returns, have been, or will be when due, fully and timely paid. With respect to any period for which such Tax Returns have not yet been filed or for which such Taxes are not yet due or owing, the Company and the Company Subsidiaries have made due and sufficient accruals for such Taxes on the Balance Sheet. Since the date of the Balance Sheet, neither the Company nor any Company Subsidiary has incurred any Taxes other than Taxes resulting from its operations in the ordinary course of business consistent with past practice. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of the Company and the Company Subsidiaries.

(b) The Company and the Company Subsidiaries have complied with all applicable Legal Requirements relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Tax Authority all amounts required to be so withheld and paid under Tax Law. The Company and the Company Subsidiaries have timely collected all sales, use and value added Taxes required to be collected by it, and the Company and each Company Subsidiary has timely remitted all such Taxes to the appropriate Tax Authorities.

(c) Parent has received or the Company has made available to Parent complete copies of (i) all Tax Returns of, or including, the Company or any of the Company Subsidiaries for Tax periods ending after inception and (ii) any Audit report or other similar correspondence issued to the Company and the Company Subsidiaries.

(d) No claim has been made by a Tax Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file a Tax Return such that the Company or any of the Company Subsidiaries is or may be subject to taxation in that jurisdiction. Section 4.12(d) of the Disclosure Schedule sets forth each jurisdiction (other than United States federal) in which the Company and each Company Subsidiary is or has ever been registered for taxes or business, files or is required to file or has been required to file any Tax Return or is liable for any Taxes on a “nexus” basis.

(e) All Tax Returns filed by or on behalf of the Company and the Company Subsidiaries have been examined by the relevant Tax Authority or the statute of limitations with respect to such Tax Returns has expired. All deficiencies asserted or assessments made as a result of any examinations by any Tax Authority of the Tax Returns of, or including, the Company and the Company Subsidiaries or otherwise with respect to Taxes of the Company or any of the Company Subsidiaries have been or will be fully paid when due. No federal, state, local or foreign Audits, investigations or other administrative proceedings or court proceedings are presently pending, or have been threatened or proposed, with regard to any Taxes or Tax Returns filed by or on behalf of the Company or the Company Subsidiaries. No issue has been raised by any Tax Authority in any prior Audit of the Company or the Company Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent Tax period.

(f) Since inception, the Company has not agreed or settled any Action in respect of Taxes, filed any amended Tax Return or extended or waived the limitation period applicable to any Action in respect of Taxes.

(g) The Company and the Company Subsidiaries use the cash method of accounting for Tax purposes. Since inception, neither the Company nor any of the Company Subsidiaries has revoked or changed any election in respect of Taxes or changed any accounting method in respect of Taxes.

(h) None of the Company, the Company Subsidiaries or any other Person on behalf of the Company or the Company Subsidiaries (i) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, (ii) granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(i) No property owned by the Company or the Company Subsidiaries is (i) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (ii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iii) “limited use property” within the meaning of Rev. Proc. 76-30 or 2001-28, (iv) subject to Section 168(g)(1)(A) of the Code or (v) subject to any provision of Tax Law comparable to any of the provisions listed above.

(j) Neither the Company nor any of the Company Subsidiaries is, or has been, a “United States real property holding corporation” within the meaning of Section 897 of the Code during the five year period ending on the Closing Date.

(k) Neither the Company nor any of the Company Subsidiaries owns any interest in an entity, nor is it a party to any contractual arrangement or joint venture or other arrangement that is or could be characterized as a partnership for United States federal income Tax purposes.

(l) Neither the Company nor any of the Company Subsidiaries is a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing.

(m) Neither the Company nor any of the Company Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of any Tax Authority.

(n) There are no Liens as a result of any unpaid Taxes upon any of the assets of the Company or the Company Subsidiaries, other than any Liens for Taxes not yet due and payable.

(o) Neither the Company nor any Company Subsidiary has ever been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes, other than a group of which the Company was the common parent. Neither the Company nor any of the Company Subsidiaries has any Liability for Taxes of any Person other than the Company or any Company Subsidiary under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), or as a transferee or successor, or by contract or otherwise.

(p) Neither the Company nor any of the Company Subsidiaries has a permanent establishment in any country other than the United States of America. The Company is not party to a gain recognition agreement under Section 367 of the Code. The Company has never participated in an international boycott, as defined in Section 999 of the Code.

(q) Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(r) Neither the Company nor any Company Subsidiary will be required to include any item of income, or exclude any deduction, in the computation of taxable income (including any Company item that may be included in the computation of the taxable income of Parent or any of its Affiliates) for any taxable period or portion thereof ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount or advance payments received or deferred revenue incurred prior to the Closing Date, (iii) any change of method of Tax accounting, improper method of Tax accounting, closing agreement or intercompany transaction made or entered into prior to the Closing Date, or (iv) Section 108(i) or Section 965 of the Code.

(s) There is no income of the Company or any of the Company Subsidiaries that will be required under applicable Tax Law to be reported by Parent or any of its Affiliates, including the Final Surviving Corporation, for a Tax period beginning after the Closing Date which taxable income was realized (and reflects economic income) arising prior to the Closing Date.

(t) No Company Stockholder holds any Company Stock that is non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made.

(u) The Company is not or has never been a “reporting corporation” subject to the information reporting and record maintenance requirements of Section 6038A of the Code and the Treasury Regulations promulgated thereunder. The Company and the Company Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(v) Neither the Company nor any Company Subsidiary has participated in any way in any (i) “tax shelter” within the meaning of Section 6111 of the Code (as in effect prior to the enactment of P.L. 108-357) or any comparable laws of jurisdictions other than the United States (ii) “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (as in effect at the relevant time) or any comparable laws of jurisdictions other than the United States, or (iii) transaction that lacks economic substance for purposes of Section 7701(o) of the Code.

(w) There currently are no limitations on the utilization of the net operating losses, built-in losses, capital losses, tax credits or other similar items of the Company or the Company Subsidiaries under (i) Section 382 of the Code, (ii) Section 383 of the Code, (iii) Section 384 of the Code, (iv) Section 269 of the Code, (v) the Treasury Regulations under Section 1502 of the Code, or (vi) any Legal Requirements of jurisdictions other than the United States comparable to any of the foregoing. Section 4.12(w) of the Disclosure Schedule sets forth, as of the date of this Agreement, (x) the amounts and expiration dates of the “net operating losses” (within the meaning of Section 172(c) of the Code and any corresponding provisions of state and local Tax law) of the Company, and (Y) the current and accumulated earnings and profits of the Company and each of its Subsidiaries as determined for U.S. federal income tax purposes.

(x) The Company and each Company Subsidiary has provided or made available to Parent all documentation relating to, and is in full compliance with all terms and conditions of, any Tax exemption, Tax holiday or other Tax reduction agreement or order of a territorial or non-U.S. government. The consummation of the Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order.

(y) The Company has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities.

(z) All related party transactions involving the Company or any of the Company Subsidiaries is at arm’s length in compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder, and any similar provision of state, local and non-U.S. law. The Company is not a party to any cost-sharing agreement or similar arrangement which is not a “qualified cost sharing arrangement” within the mean of Treasury Regulations Section 1.482-7. The Company and each of the Company Subsidiaries has maintained in all respects all necessary documentation in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder.

(aa) Neither the Company nor any of the Company Subsidiaries is or has been, or owns or has owned (directly or indirectly), any interest in any controlled foreign corporation (as defined in Section 957 of the Code) or any passive foreign investment company (as defined in Section 1297 of the Code). None of the Company Subsidiaries is or has been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code. Neither the Company nor any of the Company Subsidiaries will be required to include an amount in income under Section 951 or Section 951A of the Code if the taxable year was deemed to close on the Closing Date or is a party to any gain recognition agreement under Section 367 of the Code.

(bb) There is no material property or obligation of the Company or any of the Company Subsidiaries, including uncashed checks to vendors, customers or employees or other service providers, non-refunded overpayments or unclaimed subscription balances, that is escheatable to any state or municipality under any applicable escheatment Legal Requirements, as of the date hereof or that may at any time after the date hereof become escheatable to any state or municipality under any applicable escheatment Legal Requirements.

(cc) Neither the Company nor any Company Subsidiary has taken, intends to take, or has agreed to take any action, nor has Knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(dd) Each Company Plan which is subject to the requirements of Section 409A of the Code has been operated in compliance with such Section and the rules, regulations and notices promulgated thereunder. Neither the Company, nor any Company Subsidiary nor any of their respective ERISA Affiliates has any Liability, whether fixed or contingent, with respect to any indemnification or gross-up payment, in either case, for any Tax incurred under Section 409A or 4999 of the Code.

Each of the representations and warranties set forth in this Section 4.12 are made with respect to any predecessors of the Company.

4.13 Property and Sufficiency.

(a) Either the Company or a Company Subsidiary has good and marketable title to, or, in the case of leases of properties and assets, a valid leasehold interest in, all of the properties and assets (whether real, personal, tangible or intangible) (i) reflected on the Balance Sheet (other than assets sold in the ordinary course of business consistent with past practices since the date of the Balance Sheet) or acquired thereafter, or (ii) necessary to conduct all of the business and operations of the Company or the Company Subsidiaries as currently conducted, and none of such properties or assets is subject to any Lien other than those the material terms of which are described in Section 4.13(a) of the Disclosure Schedule. Neither the Company nor any Company Subsidiary owns any real property.

(b) Each of the leases for real property of the Company or any Company Subsidiary is identified in Section 4.13(b) of the Disclosure Schedule (“Real Property Leases”).

(c) Neither the Company nor any Company Subsidiary has transferred or assigned any interest in any Real Property Lease, nor has the Company or any Company Subsidiary subleased or otherwise granted rights of use or occupancy of any of the premises described therein to any Person. The facilities subject to a Real Property Lease (each a “Leased Premises”) and the personal property owned or leased by the Company and the Company Subsidiaries are in good operating condition and repair and free from any material defects, reasonable wear and tear excepted, and are suitable for the uses for which they are being used in all material respects. To the Knowledge of the Company, (i) there are no Legal Requirements, now in existence or under active consideration by any Governmental Authority which are reasonably likely to require the Company or any Company Subsidiary, as a tenant of any Leased Premises, to make any expenditure in excess of $25,000 to modify or improve such Leased Premises to bring it into compliance therewith, and (ii) the Company is not required to expend more than $100,000 in the aggregate under all Real Property Leases to restore the Leased Premises at the end of the term of the applicable Real Property Lease to the condition required under the Real Property Lease (assuming the conditions existing in such Leased Premises as of the date of this Agreement).

(d) The Company and the Company Subsidiaries have all certificates of occupancy and Permits of any Governmental Authority necessary or useful for the current use and operation of each of the Leased Premises, and the Company and the Company Subsidiaries have fully complied with all material conditions of the Permits applicable to them. No default or violation, or event that with the lapse of time or giving of notice or both would become a default or violation, has occurred in the due observance of any Permit applicable to the Leased Premises.

(e) Neither the Company nor any Company Subsidiary, owns, holds, or is obligated under or is a party to, any option, right of first refusal, or other contractual right to purchase, acquire, sell, assign, or dispose of any real estate or any portion thereof or interest therein.

4.14 Environmental Matters. To the Company’s Knowledge (a) the Company and each Company Subsidiary is and has been in compliance with all Environmental Laws, (b) there has been no release or threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste, or petroleum or any fraction thereof, (each a “Hazardous Substance”) on, upon, into or from any site currently or heretofore owned, leased, or otherwise used by the Company or any Company Subsidiary, (c) there have been no Hazardous Substances generated by the Company or any Company Subsidiary that have been disposed of, or come to rest at, any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority within or outside the United States, (d) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned, leased or otherwise used by the Company or any Company Subsidiary, except for the storage of hazardous waste in compliance with Environmental Laws, and (e) the Company has made available to Parent true, complete and correct copies of all material environmental records, reports, notifications, certificates of need, Environmental Permits, pending permit applications, correspondence, engineering studies and environmental studies or assessments in the possession of the Company or any Company Subsidiary.

4.15 Material Contracts. All of the following Contracts to which the Company or any Company Subsidiary is a party or by which any of them of their respective assets or properties are bound are set forth in Section 4.15 of the Disclosure Schedule by reference to the applicable subsection below:

(a) any Contract or series of related Contracts with the same counterparty or its affiliates which requires aggregate future expenditures by the Company or any Company Subsidiary in excess of $100,000 or any Contract that is otherwise material to the business of the Company or the Company Subsidiaries;

(b) any Contract for the sale of any commodity, product, material, supplies, equipment, IT Assets, or other personal property for a sale price in excess of $50,000;

(c) any distributor, Company manufacturer’s representative, sales representative, or similar Contract under which the Company or a Company Subsidiary does not have the right to terminate without penalty on less than 30 days’ notice;

(d) any Contract with any current or former stockholder or current employee, officer or director of the Company, or a Company Subsidiary, or any “affiliate” or “associate” of such persons (as such terms are defined in the rules and regulations promulgated under the Securities Act), or (with respect to such Persons that are natural persons) any member of his or her immediate family (any of the foregoing, a “Related Party”) (other than with respect to current employees, officers, or directors the advance of business expenses in accordance with the Company’s or any Company Subsidiaries’ policies and in the ordinary course of business consistent with past practices);

(e) any Contract under which the Company or a Company Subsidiary is restricted from carrying on any business or other services or competing with any Person anywhere in the world, or restricted from soliciting or hiring any person with respect to employment, or which would so restrict the Surviving Corporation, the Company, Parent, or any successor in interest thereof after the Closing Date;

(f) any loan agreement, indenture, note, bond, debenture or any other Contract evidencing Indebtedness or a Lien to any Person or any commitment to provide any of the foregoing, or any agreement of guaranty, indemnification, or other similar commitment with respect to the Liabilities of any other Person;

(g) any Contract for the disposition of any of the Company’s or a Company Subsidiary’s assets or business (whether by merger, sale of stock, sale of assets, or otherwise);

(h) any Contract for the acquisition of the business or capital stock of another party (whether by merger, sale of stock, sale of assets, or otherwise);

(i) any Contract concerning a partnership, joint venture, joint development, or other similar arrangement with one or more Persons;

(j) any hedging, futures, options, or other derivative Contract;

(k) Section 4.15(k) of the Disclosure Schedule is a list of all customer Contracts of the Company or the Company Subsidiaries which deviate (other than with respect to prices, payment amounts, or delivery schedules) in any material respect from the Company’s standard form;

(l) any Contract under which the Company or any Company Subsidiary has agreed not to bring legal action against any third party for any reason;

(m) any other Contract (or group of Contracts with the same counterparty) which contains any “most favored nation” or similar provision (including the provision of exclusive, first or concurrent access to certain product features) or grants any Person exclusive rights in connection with any product or technology of the Company or any Company Subsidiary;

(n) any Contract that (A) constitutes a material Contract and requires a consent to, or otherwise contains a provision relating to a “change of control,” (B) provides for retention payments, change of control payments, severance, accelerated vesting or any other payment or benefit that could reasonably be expected to or will become due as a result of the Merger, or (C) could prohibit or could delay the consummation of the Merger;

(o) any Contract or plan (including any stock option, merger, and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase, or redemption of any shares of Company Stock or any other Company Securities, including debt securities, or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor;

(p) all Contracts with professional employer organizations, or other agreements or arrangements providing for co-employment of Employees and all Contracts with a staffing agency or provider of temporary or leased workers;

(q) any collective bargaining agreement or any Contract with any labor union, trade union or similar representative body;

(r) any employment, consulting, or professional services Contract; or

(s) any other Contract to the extent not otherwise disclosed in the Disclosure Schedule that is material to the Company or the Company Subsidiaries.

Each Contract disclosed in the Disclosure Schedule or required to be disclosed pursuant to this Section 4.15, each of the Real Property Leases and each other Contract related to the Intellectual Property of the Company is a valid and binding agreement of the Company or a Company Subsidiary and is in full force and effect in accordance with its terms, and neither the Company or a Company Subsidiary nor, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any of the foregoing Contracts (a “default” being defined for purposes of this Agreement as an actual default or event of default or the existence of any fact or circumstance which would, upon receipt of notice or passage of time, constitute a default or right of termination), nor will the consummation of the Transactions give rise to any such default or breach. No party to any of the foregoing Contracts has exercised any termination rights with respect thereto, and no party has given notice of any significant dispute with respect to any of the foregoing Contracts. True, complete and correct copies of each of the written Contracts and true, complete and correct written descriptions of all oral Contracts described in this paragraph have been made available to Parent.

4.16 Certain Relationships and Related Transactions. Except as provided in Section 4.16 of the Disclosure Schedule, no Related Party is indebted to the Company or any Company Subsidiary. No Related Party owns any asset used in, or necessary to, the business of the Company and the Company Subsidiaries. Except as described in Section 4.16 of the Disclosure Schedule, there is no transaction involving the Company or any Company Subsidiary of the nature described in Item 404 of Regulation S-K under the Securities Act. No Related Party owns any direct or indirect interest in, or controls or is a director, officer, employee or partner of, or consultant to, a competitor of the Company or any Company Subsidiary.

4.17 Termination of Certain Contracts. All Contracts with any Related Parties (the “Related Party Agreements”) will have been validly terminated in accordance with their terms concurrently with or prior to the Closing (other than those Contracts agreed upon by Parent and set forth on Section 4.17 of the Disclosure Schedule), and each such Contract terminated will be of no further force and effect. Neither the Surviving Corporation nor Parent, nor any of their respective Affiliates, will incur or be liable for any Liability under any terminated Related Party Agreement (or Related Party Agreement that should have been terminated in accordance with Section 6.10) following the Closing.

4.18 Insurance. Section 4.18 of the Disclosure Schedule contains a true, complete and correct list as of the date of this Agreement of all insurance policies maintained by or on behalf of the Company or any Company Subsidiary (the “Insurance Policies”). Such list includes the type of policy, form of coverage, policy number and insurer, coverage dates, named insured, limit of liability and premium and deductible amounts. True, complete, and correct copies of each listed policy have been made available to Parent. The Insurance Policies are in full force and effect, all premiums due thereon have been paid and the Company and the Company Subsidiaries have complied in all material respects with the provisions of such Insurance Policies. Neither the Company nor any Company Subsidiary has received any notices from any issuer of any of the Insurance Policies canceling or amending them, increasing any deductibles or retained amounts thereunder, or increasing premiums payable thereunder. There is no claim by the Company or any Company Subsidiary pending under any of such Insurance Policies as to which coverage has been denied or disputed by the underwriters or in respect of which the underwriters have reserved their rights. None of the Company, the Company Subsidiaries or any affiliate thereof has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan.

4.19 Intellectual Property.

(a) Section 4.19(a) of the Disclosure Schedule sets forth true, complete, and correct lists of:

(i) all material Company Software;

(ii) the following Company Intellectual Property, both United States and foreign, along with the record owner of each such Intellectual Property Right, the jurisdiction in which each such Intellectual Property Right has been registered or filed and the applicable registration, application or serial number or similar identifier and all actions that are required to be taken by the Company or any Company Subsidiary within 120 days following the date of this Agreement:

(A) all patents and pending patent applications;

(B) all trademark and service mark registrations, Internet domain name registrations, social media identifiers, pending trademark and service mark applications and material unregistered trademarks and service marks; and

(C) all copyright registrations and pending copyright applications.

For purposes of this Agreement, the “Company’s Registered Intellectual Property” shall mean the above categories (i), (ii) and (iii), collectively (excluding material unregistered trademarks).

(b) The Company possesses and solely and exclusively owns all Company Intellectual Property and all Company IT Assets owned (or purported to be owned) by the Company.

(c) All of the Company’s Registered Intellectual Property is valid, subsisting, enforceable, and in full force and effect (except with respect to applications), and has not expired or been cancelled or abandoned. All necessary documents and certificates in connection with the Company’s Registered Intellectual Property have been filed with, and all relevant fees have been paid to, the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of perfecting, prosecuting, and maintaining the Company’s Registered Intellectual Property.

(d) The Company and each of the Company Subsidiaries owns, or has valid rights to use, free and clear of all Liens, all of the Intellectual Property and IT Assets used or held for use in its respective businesses, as currently conducted and planned (by the Company or the Company Subsidiaries) to be conducted, including current and anticipated development and the design, reproduction, manufacture, branding, marketing, advertising, use, distribution, import, licensing, provision, offer for sale, and sale of any Proprietary Product.

(e) The conduct of the business of the Company and each of the Company Subsidiaries as currently conducted, previously conducted and planned (by the Company) to be conducted, including the design, development, reproduction, manufacture, branding, marketing, advertising, use, distribution, importation, licensing, provision, offer for sale, and sale of Proprietary Products, have not, do not and will not infringe upon, dilute, misappropriate, violate, misuse, constitute theft, or constitute the unauthorized use of any Intellectual Property or other proprietary right of any Person or constitute unfair competition or trade practices under the laws of any jurisdiction.

(f) There is no pending or, to the Company’s Knowledge, threatened (and at no time within the five years prior to the date of this Agreement has there been any) Action in any jurisdiction (i) challenging the use, ownership, validity, enforceability, or registrability of any Company Intellectual Property or other Intellectual Property used or held for use in the business of the Company or the Company Subsidiaries or (ii) alleging that the activities or the conduct of the Company’s or a Company Subsidiary’s business dilutes, misappropriates, infringes, violates, constitutes unauthorized Processing of, constitutes theft of, or constitutes the unauthorized use of, or will dilute, misappropriate, infringe upon, violate, constitute unauthorized Processing of, constitute theft of, or constitute the unauthorized use of the Intellectual Property of any Person (nor does the Company have Knowledge of any basis therefor), including any letter or other communication suggesting or offering that the Company or any Company Subsidiary obtain a license to any Intellectual Property Rights of another Person in a manner that reasonably implies infringement or violation in the absence of a license thereto. Neither the Company nor any Company Subsidiary is party to any settlement, covenant not to sue, consent, decree, stipulation, judgment, or order resulting from any Action which (A) permits third parties to use any of the Company Intellectual Property or other Intellectual Property used or held for use in the business of the Company or any of the Company Subsidiaries, (B) restricts or impairs the Company’s or any Company Subsidiary’s rights to use any Intellectual Property, (C) restricts or impairs the Company’s or any Company Subsidiary’s business in order to accommodate any other Person’s Intellectual Property or (D) requires any future payment by the Company or any Company Subsidiaries to any Person.

(g) To the Company’s Knowledge, no Person is misappropriating, infringing, diluting violating, performing unauthorized Processing, stealing, or misusing any Company Intellectual Property or Proprietary Products, and no Intellectual Property or other proprietary right misappropriation, infringement, dilution, violation, unauthorized Processing, theft or misuse Action has been brought against any Person by the Company.

(h) The Company and each Company Subsidiaries have taken reasonable measures to maintain the secrecy of all material confidential information and trade secrets owned by the Company or the Company Subsidiaries or used in the conduct of their businesses. Each of the Company’s and each Company Subsidiary’s employees have executed the form of confidentiality and nondisclosure agreement made available to Parent. Each other Person (including each past and current advisor, consultant, independent contractor and other third party) who had knowledge of or access to any such material confidential information or trade secrets of the Company or its Subsidiaries has entered into a valid and enforceable confidentiality and nondisclosure agreement with the Company or its Subsidiaries, respectively. Other than under an appropriate confidentiality and nondisclosure agreement or contractual provision or professional obligation relating to confidentiality and nondisclosure, there has been no disclosure to any Person of material confidential information or trade secrets of the Company or any of the Company Subsidiaries. All employees of the Company or any of the Company Subsidiaries who have made contributions to the development of any Company Intellectual Property or Proprietary Product (including all employees who have designed, written, tested or worked on any Company Software) have signed the form of assignment of inventions agreement made available to Parent. All advisors, consultants and independent contractors of the Company or any of the Company Subsidiaries and other third parties who have made contributions in the course of their work for the Company or any of the Company Subsidiaries to the development of any Company Intellectual Property or Proprietary Product (including all advisors, consultants, independent contractors and other third parties who have designed, written, tested or worked on any Company Software) have entered into a valid and enforceable, written work-made-for-hire or invention assignment agreement that assigns, or have otherwise assigned to the Company or any Company Subsidiary (or to a Person that previously conducted any business currently conducted by the Company and that has assigned in writing its rights in such Intellectual Property or Proprietary Product to the Company or any Company Subsidiary) in writing by way of a present assignment, all of their right, title and interest (including a waiver of moral rights and similar rights, if any, to the extent such assignment of moral rights or similar rights is not permitted under the Legal Requirements of any jurisdiction) in and to the portions of such Intellectual Property or Proprietary Product developed by them in the course of their work for the Company or any of the Company Subsidiaries. No employee, officer, advisor, consultant, independent contractor or other third party is in violation of the agreements with the Company or any Company Subsidiary. Assignments of the patents, patent applications, copyrights and copyright applications listed in Section 4.19(a) of the Disclosure Schedule to the Company have been duly executed and filed with the United States Patent and Trademark Office or Copyright Office, as applicable. All rights in, to and under all Intellectual Property created by the Company’s founders for or on behalf of or in contemplation of the Company (i) prior to the inception of the Company or (ii) prior to their commencement of employment with the Company have been duly and validly assigned to the Company, and the Company has no reason to believe that any such person is unwilling to provide Parent or the Company with such cooperation as may reasonably be required to complete and prosecute all appropriate United States and foreign patent and copyright filings related thereto.

(i) Neither the Company nor any Company Subsidiary has granted or is obligated to grant access or a license to any of its source code for Company Software or otherwise make such source code available (including, in any such case, any conditional right to access or under which the Company or any Company Subsidiary has established any escrow arrangement for the storage and conditional release of any of its source code). No source code for Company Software has been disclosed to or is in the possession of any third Person other than (i) current employees or third-party consultants, independent contractors or other third parties who are permitted to access portions of the Company Software solely to the extent necessary to provide development, maintenance or repair services therefor and such Persons (x) to the Company’s Knowledge, have not disclosed any such source code to any other Person and (y) have entered into valid and enforceable confidentiality agreements with the Company or its Subsidiaries restricting the use and disclosure of such source code.

(j) The source code for all Company Software has been documented in a professional manner that is both (i) consistent with customary code annotation conventions and best practices in the software industry, and (ii) sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support the Company Software.

(k) Section 4.19(k) of the Disclosure Schedule accurately identifies (i) each item of Open Source Code that is contained in, distributed with, or used in the development of any Company Software or from which any part of any Company Software is derived, (ii) the applicable license terms for each such item of Open Source Code, (iii) the Company Software or to which each such item of Open Source Code relates, and (iv) a detailed description of the manner in which such Open Source Code is used, modified and/or distributed by the Company. None of the Company Software is subject to the provisions of any Open Source Code license or other Contract (including any general public license, limited general public license or other similar Contract) which could require or condition the use or distribution of such Company Software require the license of such Company Software or any portion thereof for the purpose of making modifications or derivative works, require the distribution of such Company Software or any portion thereof without charge, require or condition the disclosure, licensing or distribution of any source code or any portion of any Company Software or otherwise impose a limitation, restriction or condition on the right of the Company or any Company Subsidiary to distribute a Company Software or any portion thereof. The Company has not distributed any Company Software pursuant to an Open Source License.

(l) Except as otherwise provided in Section 4.19(l) of the Disclosure Schedule, neither the Company has nor any Company Subsidiary has any obligation to pay any Person any future royalties or other fees for the continued use of Intellectual Property and will not have any obligation to pay such royalties or other fees arising from the consummation of the Transactions.

(m) Except as otherwise provided in Section 4.19(m) of the Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to any Contract that requires the Company or any Company Subsidiary to perform any software engineering, development, consulting, and/or integration services for a Person or to assign ownership of any Intellectual Property to any Person.

(n) Other than routine inbound “click-wrap,” “shrink-wrap” and similar mass market, commercial binary code end-user licenses in unmodified form with a total contract value of less than $5,000 that are not otherwise material to the Company, Section 4.19(n) of the Disclosure Schedule lists all Contracts to which the Company or any Company Subsidiary is a party with respect to any Intellectual Property or IT Assets currently owned by the Company or used in or necessary for the Company’s or any Company Subsidiary’s business, including all licenses of Intellectual Property or IT Assets granted to or by the Company or any of the Company Subsidiaries, and all assignments of Intellectual Property or IT Assets to or by the Company or any of the Company Subsidiaries. Each such Contract is valid and subsisting and has, where required to render it legally effective, been duly recorded or registered. Neither the Company nor any of the Company Subsidiaries is in violation of any such Contract, and, to the Company’s Knowledge, no other party to any such Contract, is in breach thereof or has failed to perform thereunder, nor will the consummation by the Company of the Transactions result in any violation, loss or impairment of ownership by the Company or any of the Company Subsidiaries, or the right of to use, any Intellectual Property or IT Asset that is material to the business of the Company or any of the Company Subsidiaries as currently conducted, nor require the consent of any Governmental Authority or any other Person with respect to any such Intellectual Property or IT Asset. Neither the Company nor any of the Company Subsidiaries is a party to any Contract under which any Person would have or would be entitled to receive a license or any other right to any Intellectual Property or IT Asset of Parent or any of Parent’s Affiliates as a result of the consummation of the Transactions nor would the consummation of such transactions result in the amendment or alteration of any such license or other right which exists on the date of this Agreement. Following the Closing Date, Parent and the Surviving Corporation will be permitted to exercise all of the Company’s and each Company Subsidiary’s rights under such Contracts to the same extent the Company or any of the Company Subsidiaries would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company or any of the Company Subsidiaries would otherwise be required to pay.

(o) Section 4.19(o) of the Disclosure Schedule lists all Contracts between the Company and any of the Company Subsidiaries and any other person wherein or whereby the Company or any of the Company Subsidiaries has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guarantee or otherwise assume or incur any obligation or liability or provide a right of rescission or similar right with respect to the infringement or misappropriation by the Company or any of the Company Subsidiaries or such other Person of the Intellectual Property of any Person other than the Company or any of the Company Subsidiaries.

(p) All Company Intellectual Property and Company IT Assets will be fully transferable, alienable or licensable by Surviving Corporation and Parent without restriction and without payment of any kind to any third party.

(q) No government funding, facilities of a university, college, other educational institution or research center or funding from third parties was used in the development of any Company Intellectual Property. No current or former employee, founder, advisor, consultant or independent contractor of the Company or any of the Company Subsidiaries who was involved in, or who contributed to, the creation or development of any Company Intellectual Property has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, founder, advisor, consultant or independent contractor was also performing services for the Company. Neither the Company nor any Company Subsidiary has applied for or received any financial assistance from any supranational, national, local or foreign Governmental Authority. Neither the Company nor any of the Company Subsidiaries is subject to any employment agreement, work-made-for-hire or invention assignment agreement, confidentiality and nondisclosure agreement, or other obligation with any third party that adversely affects the Company’s or any Company Subsidiary’s rights in any Company Intellectual Property.

(r) The Company and the Company Subsidiaries have implemented reasonable standards consistent with industry standards for companies providing similar services that are designed to protect the Company IT Assets from unauthorized disclosure, use or modification and to maintain the security of the Company IT Assets. There has been no breach of security involving any Company IT Assets. All Proprietary Products and the technology used to deliver the Proprietary Products are free of any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such Proprietary Product and the technology used to deliver the Proprietary Products, or data or other software of users.

(s) The Company IT Assets (i) are in good working order and function in accordance with all applicable documentation and specifications, (ii) are sufficient for the needs and operations of the Company’s business as currently conducted and planned (by the Company) to be conducted, (iii) are maintained and supported in accordance with industry practice and are covered by sufficient maintenance and warranty provisions to remedy, or provide compensation for, any material defect, and (iv) to the Knowledge of the Company, have not since inception materially malfunctioned or had a material failure (except as has been remedied in a commercially reasonable manner). The Company maintains and uses commercially reasonable security, back-up, business continuity, and disaster recovery technology, plans and procedures consistent with applicable Legal Requirements, industry standards and practices, and the terms of its customer agreements, including taking and storing back-up copies (both on- and off-site) of the Software and any data in the Company IT Assets and following procedures for preventing the introduction of viruses to, and unauthorized access of, the Company IT Assets. The Company and the Company’s Subsidiaries have tested such policies and procedures on a periodic basis.

(t) Artificial Intelligence.

(i) Section 4.19(t)(i) of the Disclosure Schedule identifies (A) all Company AI Products; (B) all AI Technologies that are owned by the Company; and (C) for each proprietary Company AI Product, the Training Data used in the Company AI Product, including (X) whether such data was licensed, generated, or is Scraped Data, (Y) the specific categories of data, including each element of Personal Data and Sensitive Personal Data, and (Z) sources of the Training Data.

(ii) Section 4.19(t)(ii) of the Disclosure Schedule further identifies: (A) each Third-Party Generative AI Product used in the operation of the business; (B) each Third-Party AI Product used in and material to the operation of the business; and (C) for each item scheduled under (A) or (B), a link to or list of the terms governing the Company’s use (specifying for each, the title, status and effective date) (“Third-Party AI Terms”), copies of which have been provided to Parent. The Company uses and has used all AI Technologies in compliance with all applicable Third-Party AI Terms.

(iii) All (A) Training Data used by the Company and (B) data submitted to AI Technologies on the Company’s behalf is either proprietary to the Company or has been obtained by the Company in accordance with the applicable terms and Legal Requirements governing such use (including each end user license agreement, terms of use, Data Policies, consents, or other terms that govern the Company’s collection and use of third party data, including Scraped Data) and in compliance with all required consent and notification obligations. The Company has not permitted any Company Data, works or other information to be used as Training Data by any other Person.

(iv) The Company has not used any (A) Third-Party Generative AI Product to create any Intellectual Property that the Company or, to the Company’s Knowledge, any of its suppliers, vendors, customers, or users intends to maintain as proprietary or confidential (or otherwise intends to apply for available registration protections for Intellectual Property Rights associated therewith) or (B) confidential information of the Company or its suppliers, vendors, customers or end users in connection with any Third-Party Generative AI Product or Third-Party AI Product.

(v) The Company maintains a technical description of the AI Technologies used by, in or with any Company AI Products that is sufficiently detailed such that the relevant AI Technologies can be modified, debugged and improved from time to time by programmers skilled in the development of AI Technologies. The Company has implemented and adheres to internal policies and procedures concerning the ethical and responsible development, use, testing and improvement of AI Technologies and is in compliance with all applicable regulatory guidelines and Legal Requirements relating thereto. The Company has not received any (A) complaint from any Person or (B) governmental inquiry related to its use of AI Technologies.

(vi) The Company has conducted impact assessments that evaluate ethical, bias, adequacy, privacy and security risks for all uses of AI Technologies to the extent: (A) required under applicable Legal Requirements; (B) the input, prompt or output of the AI Technology involves the Processing of Sensitive Personal Data; or (C) the output of the AI Technology is used in making decisions that have legal or similar effects.

4.20 Privacy and Data Security.

(a) The Company and each of its Subsidiaries comply with, and has at all times complied with all applicable Privacy Obligations. Without limiting and in addition to the foregoing, the Company and the Company Subsidiaries have at all times: (i) provided adequate notice and obtained any and all necessary consents from end users required for the Processing of Personal Data as conducted by the Company in accordance with applicable Privacy Obligations and (ii) abided by any and all privacy choices (including opt-out preferences) of end users relating to Personal Data. Neither the execution, delivery and performance of this Agreement nor the taking over by Parent of all of the Company IT Assets or Company Data and other information relating to the Company’s end users included in the Company Intellectual Property will cause, constitute, or result in a material breach or violation of any applicable Privacy Obligation. The Company and the Company’s Subsidiaries Privacy Policies fully and accurately disclose how the company Processes Personal Data about individuals. Copies of all current and prior Data Policies have been made available to Parent and such copies are true, correct and complete.

(b) The Company and Company’s Subsidiaries have contractually obligated all third parties Processing Sensitive Data (whether such Processing is on behalf of the Company or the Company’s Subsidiaries or such third party independently determines the means and purposes of such Processing) to comply with each Privacy Obligation based in Legal Requirements. The Company performs reasonable due diligence on such subcontractors, independent contractors and third-party service providers with respect to such subcontractors’, independent contractors’ or third party service providers’ maintenance of reasonable and appropriate security measures and policies to protect data and information, including Personal Data. Neither the Company nor any of its Subsidiaries have Processed third-party data in excess of or in violation of the licenses, Data Policies, notices, consents or any other restrictions applicable to such data.

(c) The Company and each of its Subsidiaries has at all times obtained effective affirmative, opt-in consent, under the standards required by relevant Legal Requirements, for all commercial email messages sent by them or on their behalf, or has ensured by contract and confirmed (such as through monitoring and/or audit) that all customers have obtained such consents. The Company and each of its Subsidiaries maintains records of the all consents and opt-out requests received, or has ensured by contract and confirmed (such as through monitoring and/or audit) that all customers maintain such records, sufficient for the Company and each of its Subsidiaries to honor such preferences and comply with all Privacy Obligations based in Legal Requirements.

(d) The Company and the Company’s Subsidiaries have implemented, maintain and comply with a privacy compliance program to comply with each Privacy Obligation. The Company and each of its Subsidiaries has made all required registrations, disclosures, and notifications in accordance with all applicable Privacy Obligations based in Legal Requirements, and all such registrations, disclosures, and notifications are current, complete, and accurate.

(e) Neither the Company nor any Subsidiary has received any notice of any claims, investigations, subpoenas, demands, or other written notices from any Governmental Authority investigating, inquiring into, or otherwise relating to any actual or potential violation of any Legal Requirement or other Privacy Obligation, and neither the Company nor any Subsidiary is, to the Company’s Knowledge, under investigation by any Governmental Authority for any actual or potential violation of any Legal Requirement or other Privacy Obligation. No complaint, notice, written correspondence or action of any kind has been served on, or to the Company’s Knowledge, initiated against, the Company or any of its Subsidiary alleging any breach of, or which may relate to the violation of, any applicable Privacy Obligation.

(f) The Company and each of its Subsidiaries has implemented and maintained an information security program that is comprised of reasonable and appropriate physical, administrative, technical and organizational measures, that are reasonably consistent with reasonable practices in the industry in which the Company and the Company’s Subsidiaries operate and are compliant with applicable Privacy Obligations, to protect (i) the operation, confidentiality, integrity, security, and availability of Sensitive Data and the Company Software and Company IT Assets that are involved in the Processing of Personal Data and other confidential or proprietary information or data in the Company’s possession, custody or control, and (ii) against the loss or unauthorized Processing of Sensitive Data and other confidential or proprietary information or data in its respective possession, custody or control. The Company, the Company Subsidiaries’ and their data processors have taken commercially reasonable steps to train employees on applicable aspects of Privacy Obligations and to ensure that all employees with the right to access such data are under written obligations of confidentiality with respect to such data.

(g) Neither the Company nor any of its Subsidiaries have, to the Company’s Knowledge, experienced any Security Incidents involving the Company IT Assets, Personal Data or other confidential or proprietary information or data in the Company’s or any Company Subsidiary’s possession, custody or control, including any that would require notification of individuals, law enforcement, or any Governmental Authority or remedial action under any applicable Privacy Obligations. To the Company’s Knowledge, there are no pending or expected complaints, claims, enforcement actions, or litigation of any kind against the Company or any Subsidiary in connection with any Security Incidents.

(h) The Company and its Subsidiaries have obtained or will obtain any and all necessary rights, permissions, and consents to permit the transfer of Sensitive Data in connection with the transactions contemplated by this Agreement, and such transfer will not violate in any material respect any Privacy Obligation. Neither the Company nor any of its Subsidiaries is subject to any Privacy Obligation that, following the Closing Date, would prohibit the Company or the Final Surviving Corporation from receiving and/or using the Sensitive Data in accordance with and subject to such Privacy Obligations to which the Company or any of its Subsidiaries is subject.

(i) Neither the Company nor any of its Subsidiaries have received notice of, and, to the Company’s Knowledge, there is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Authority) that (i) would reasonably be expected to give rise to, any federal, state, local or foreign audits, investigations or other administrative proceedings or court proceedings, order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Authority or (ii) would reasonably be expected to give rise to, any Actions, or other audits, investigations, or other administrative proceedings or court proceedings, order, warrant, regulatory opinion, or Audit result from any other Person (including an end user) (A) alleging or confirming non-compliance with a relevant requirement of applicable Privacy Obligation, (B) requiring or requesting the Company or any Company Subsidiary to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Company Data or information, (C) permitting or mandating relevant Governmental Authorities to investigate, requisition information from, or enter the premises of, the Company or any Company Subsidiary, or (D) claiming compensation from the Company or any Company Subsidiary in connection with a breach or alleged breach of any applicable Privacy Obligation. Neither the Company nor any of its Subsidiaries have been a party to any federal, state, local or foreign audits, investigations or other administrative proceedings or court proceedings involving a breach or alleged breach of Privacy Obligations.

(j) The Company and the Company’s Subsidiaries maintain insurance coverage containing industry standard policy terms and limits that are reasonable, appropriate and sufficient to (i) comply with any Privacy Obligations; and (ii) respond to the risk of liability stemming from or relating to any Security Incidents that may impact the Company’s operations or the Company’s IT Assets or from or relating to any violation of any Privacy Obligation.

4.21 Government Funding. Neither the Company nor any of its Subsidiaries has in the last five (5) years applied for or received any financial assistance from any supranational, national, local or foreign Governmental Authority.

4.22 Benefit Plans.

(a) Section 4.22(a) of the Disclosure Schedule includes a true, complete and correct list of all Company Plans, and the Company has provided or made available to Parent a complete copy of each Company Plan (or, in the case of any unwritten Company Plan, a description of the material terms thereof), and all amendments thereto, as well as, if applicable, a copy of each trust or other funding arrangement, each summary plan description and summary of material modifications, and the most recent application for determination letter submitted to the IRS and the most recent determination or opinion letter received from the IRS. The Company has delivered or made available to Parent true, complete and correct copies of all Form 5500 Series annual reports for each Company Plan, together with all schedules, attachments, and related opinions, all related agreements, insurance contracts and other agreements which implement each such Company Plan, and copies of any correspondence from or to the IRS, the Department of Labor or other Governmental Authority relating to an investigation, audit or penalty assessment with respect to any Company Plan or relating to requested relief from any liability or penalty relating to any Company Plan.

(b) The Company and each ERISA Affiliate is and has at all times been in compliance with its obligations under the terms of each Company Plan. The Company Plans comply in form and have been operated in accordance with their terms and the requirements of applicable Legal Requirements, including the Code and ERISA.

(c) Each Company Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has either received a favorable determination letter or may rely upon an opinion letter from the Internal Revenue Service that such Company Plan is so qualified or has requested such a favorable determination letter within the remedial amendment period of Section 401(b) of the Code and there are no facts or circumstances that would reasonably be expected to jeopardize the qualification thereof.

(d) With respect to the Company Plans, all required contributions have been made or properly accrued and all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any Company Plan participant have been timely filed or distributed.

(e) No Company Plan is, and neither the Company, any Company Subsidiary, nor any of their respective ERISA Affiliates has at an time maintained, sponsored or contributed to, or been required to sponsor, maintain or contribute to, any single employer plan (as such term is defined in Section 4001(b) of ERISA) subject to Title IV of ERISA or any “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), and no circumstances exist pursuant to which the Company or any Company Subsidiary would reasonably be expected to have any Liability on or after the Closing Date with respect to such a plan nor have they incurred any liability, including, withdrawal liability, with respect to any such Company Plan that remains unsatisfied. No Company Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. The Company has made or will accrue prior to the Closing Date all payments and contributions (including insurance premiums) due and payable as of the Closing Date to each Company Plan as required to be made under the terms of each such Company Plan.

(f) With respect to all Company Plans and related trusts, there are no “prohibited transactions,” as that term is defined in Section 406 of ERISA or Section 4975 of the Code, that have occurred which could subject any Company Plan, related trust or party dealing with any such Company Plan or related trust to any tax or penalty on prohibited transactions imposed by Section 501(i) of ERISA or Section 4975 of the Code. To the Company’s Knowledge, neither the Company nor any Company Subsidiary has, nor has any of their respective directors, officers or employees or any other “fiduciary,” as such term is defined in Section 3(21) of ERISA, committed any breach of fiduciary responsibility imposed by ERISA or any other applicable Legal Requirements with respect to the Company Plans which would subject the Company, any Company Subsidiary or any of their respective directors, officers or employees to any Liability under ERISA or any applicable Legal Requirements. There are no pending written notices, investigations or penalties for fiduciary breach with respect to any Company Plan, and all contributions required to be made to each Company Plan have been timely made as of the Closing.

(g) There are no Actions (other than routine claims for benefits by employees of the Company or the Company Subsidiaries or any ERISA Affiliate, beneficiaries or dependents of such employees arising in the normal course of operation of a Company Plan) pending, or to the Knowledge of the Company, threatened, with respect to any Company Plan or any fiduciary or sponsor of a Company Plan with respect to their duties under such Company Plan or the assets of any trust under any such Company Plan.

(h) The Company and each Company Subsidiary has complied with the health care continuation requirements of Section 601, et. seq. of ERISA, Section 4980B of the Code and similar State welfare plan continuation coverage laws with respect to employees and their spouses, former spouses and dependents.

(i) Neither the Company nor any Company Subsidiary has any obligations under any Company Plan to provide post-retirement termination life insurance, medical or health benefits to any employee or any former employee of the Company or any Company Subsidiary Employee or Service Provider (or any dependent or beneficiary thereof) other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code or applicable state law.

(j) Neither the negotiation or execution of this Agreement, nor the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any Employee or Service Provider to any severance, retention, bonus or other similar payment or unemployment compensation or any other payment or additional right, or (ii) accelerate the time of payment or vesting, trigger any payment or funding of compensation or benefits, or increase the amount of compensation due any such employee or officer, except in the case of (i) or (ii) as expressly provided in this Agreement.

(k) No Company Plan, excluding any short-term disability, non-qualified deferred compensation or health flexible spending account plan or program, is self-funded, self-insured or funded through the general assets of the Company or an ERISA Affiliate. No Company Plan which is an employee welfare benefit plan under Section 3(l) of ERISA is funded by a trust or is subject to Section 419 or 419A of the Code.

(l) Except as set forth on Section 4.22(l) of the Disclosure Schedule, no Company Plan, excluding any short-term disability, non-qualified deferred compensation or health flexible spending account plan or program, is self-funded, self-insured or funded through the general assets of the Company or an ERISA Affiliate. Except as set forth on Section 4.22(l) of the Disclosure Schedule, no Company Plan which is an employee welfare benefit plan under Section 3(l) of ERISA is funded by a trust or is subject to Section 419 or 419A of the Code.

(m) With respect to each Company Plan, (i) there are no restrictions on the ability of the sponsor of each Company Plan to amend or terminate any Company Plan, the Company has expressly reserved in itself the right to amend, modify or terminate any such Company Plan, or any portion of it, and has made no representations (whether orally or in writing) which would conflict with or contradict such reservation or right; and (ii) the Company has satisfied any and all bond coverage requirements of ERISA. Each Company Plan may be transferred by the Company or ERISA Affiliate to Parent.

(n) No amounts paid or payable under the Company Plans or to any “disqualified individual,” as defined in Section 280G(c) of the Code, with respect to the Company will fail to be deductible for federal income Tax purposes by virtue of Section 162(a)(1), 162(m) or 280G of the Code.

(o) With respect to each Company Plan established or maintained primarily for benefit of employees of the Company or any of the Company Subsidiaries residing outside the United States of America (a “Foreign Benefit Plan”): (i) all employer and employee contributions to each Foreign Benefit Plan required by applicable Legal Requirements or by the terms of such Foreign Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current and former participants in such Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan and no Transaction shall cause such assets or insurance obligations to be less than such benefit obligations; (iii) each Foreign Benefit Plan required to be registered with a Governmental Authority has been registered with a Governmental Authority and has been maintained in good standing with applicable Governmental Authority; and (iv) there are no pending, or, to the Knowledge of the Company, threatened or anticipated Actions in connection with any Foreign Benefits Plan and there has been no act or omission which has given or may give rise to fines, penalties, taxes or related charges under any applicable Legal Requirement.

4.23 Personnel.

(a) Section 4.23(a) of the Disclosure Schedule sets forth, with respect to each current Employee (including any Employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, including disability, family, maternity, parental, sick or other leave, or on layoff status subject to recall): (i) the name of such Employee, the original hire date of such Employee and whether he/she was originally hired by the Company or a Company Subsidiary, and whether the Employee is on an active or inactive status; (ii) such Employee’s title and job function; (iii) such Employee’s annualized compensation as of December 1, 2025, including base salary or wage rate, vacation and/or paid time off accrual amounts, target bonus and/or commission accrual and potential, severance pay accrual and potential, and any other forms of compensation whether accrued or potential for any future period; (iv) incentive compensation paid with respect to the prior year; (v) location (city and country) of work; (vi) full-time, part-time or temporary status; (vii) name of employing entity; (viii) exemption status under the Fair Labor Standards Act (to the extent applicable); (ix) whether such Employee is not fully available to perform the essential functions of his or her job with reasonable accommodation because of a qualified disability, or because of other leave and, if applicable, the type of leave (e.g., disability, workers compensation, family, maternity, parental or other leave protected by applicable Legal Requirement) and the anticipated date of return to full service; (xv) whether such Employee is employed by the Company or a Company Subsidiary, and if by a Company Subsidiary, the name of the Company Subsidiary; (F) the facility at which such Employee is located; (xvi) with respect to each category of current benefit plan listed on in Section 4.22(a) of the Disclosure Schedule, whether or not such Employee participates or is eligible to participate in each such current benefit plan; and (xvii) any governmental authorization, permit or license that is held by such Employee and that is used in connection with the Company’s businesses; and (xiii) prior notice entitlement.

(b) Section 4.23(b) of the Disclosure Schedule contains a list of Service Providers who are currently engaged by and performing services for the Company or any of the Company Subsidiaries, the respective compensation of each such Service Provider as well as any special payments (e.g., bonus paid) for the calendar year ended December 31, 2024 and any accrued and unpaid special payments scheduled for payment or agreed to be paid to them by the Company or any Company Subsidiary for any future period and whether the Company or any Company Subsidiary is party to any agreement with the Service Provider. Any such agreements have been delivered or provided to Parent.

(c) Neither the Company nor any Company Subsidiary has made any promises or commitments to any Employee or Service Provider, whether written or unwritten, with respect to any future changes or additions to their compensation or benefits, as listed on Section 4.23(a) of the Disclosure Schedule.

(d) Any Employment Agreement, offer letter and any amendment thereto for any Employee has been delivered or provided to Parent. Except as set forth in Section 4.23(c) of the Disclosure Schedule, the employment of each of the current Employees is terminable by the Company or the applicable Company Subsidiary at-will (except for Employees of the Company or any of the Company Subsidiaries located in a jurisdiction that does not recognize the “at-will” employment concept, provided that each such jurisdiction and the affected Employees are set forth on Section 4.23(c) of the Disclosure Schedule), and, except as required by applicable Legal Requirement, neither the Company nor any of the Company Subsidiaries has any obligation to provide any particular form or period of notice prior to terminating the employment of any of its current Employees. Neither the Company nor any of the Company Subsidiaries has, and to the Company’s Knowledge, no other Person has, (i) entered into any agreement that obligates or purports to obligate Parent or any of Parent’s Affiliates to make an offer of employment to any Employee, worker, consultant or contractor of the Company or any of the Company Subsidiaries or (ii) promised or otherwise provided any assurances (contingent or other) to any Employee or Service Provider of the Company or any of the Company Subsidiaries of any terms or conditions of employment with Parent or any of Parent’s Affiliates following the Closing.

(e) The Company and each of the Company Subsidiaries has delivered to Parent true, complete, and correct copies of all employee manuals and handbooks, employment policy statements, employment customs and practices, internal regulations, collective labor agreements and Employment Agreements with respect to Employees, all of which complied at all relevant times with applicable Legal Requirement in all material respects.

(f) (i) None of the current Employees has given the Company or any of the Company Subsidiaries written notice terminating his or her employment with the Company or any of the Company Subsidiaries, or terminating his or her employment upon a sale of, or business combination relating to, the Company or any of the Company Subsidiaries or in connection with this Merger; (ii) neither the Company nor any of the Company Subsidiaries has a present intention to terminate the employment of any current Employee; (iii) to the Company’s Knowledge, no current Employee or Service Provider is a party to or is bound by any Employment Agreement, patent disclosure agreement, non-competition agreement, any other restrictive covenant or other agreement with any Person, or subject to any judgment, decree or order of any court or administrative agency, any of which would reasonably be expected to have a material adverse effect in any way on (A) the performance by such Person of any of his or her duties or responsibilities for the Company or any of the Company Subsidiaries, or (B) the Company’s business or operations; (iv) to the Company’s Knowledge, no current Employee or Service Provider is in violation of any term of any Employment Agreement, patent disclosure agreement, non-competition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such Employee or Service Provider to be employed or retained by the Company or any of the Company Subsidiaries as the case may be; and (v) neither the Company nor any of the Company Subsidiaries is and has ever been engaged in any dispute or litigation with any Employee regarding Intellectual Property matters.

(g) Since inception, there has not been any change in the compensation of any individual set forth in clause (a) (except for compensation increases and decreases in the ordinary course of business consistent with past practice). Neither the Company nor any Company Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of WARN or issued any notification of a plant closing or mass layoff required by WARN without complying in all material respects with WARN, or “redundancy” in countries outside the U.S. to the extent applicable. There have been no employment discrimination, employment harassment, sexual assault, sexual harassment or improper fraternization allegations or claims raised, brought, threatened, or settled relating to or against any officer or director or Key Employee or other Employee involving or relating to one or more workers or services provided to the Company or any Company Subsidiary. The policies and practices of the Company and the Company Subsidiaries are in compliance in with all applicable Legal Requirements concerning employment discrimination, employment harassment, sexual assault, sexual harassment, maltreatment, or improper fraternization.

(h) In the last six years, Employees have not been, and currently are not, represented by a labor organization, works council, or other employee representative and, to the knowledge of the Company, there is no attempt to organize under such organization. Neither the Company nor any Company Subsidiary is bound by, party to, or subject to any collective bargaining agreement or other labor union contract and no employee of the Company or any Company Subsidiary is represented by a labor union. There has been no material labor trouble with employees of the Company or any of the Company Subsidiaries. There is not pending or, to the Company’s Knowledge, threatened, any picketing, strike, labor dispute, slowdown, lockout, walkout, work stoppage or other similar event involving employees of the Company or any Company Subsidiary, and no union organizing activities are taking place or have taken place with respect to such employees.

(i) The Company and the Company Subsidiaries are in compliance with all Legal Requirements applicable to employment and employment practices, including all Legal Requirements respecting terms and conditions of employment, wages, benefits, hours, working conditions, equal employment opportunity, employment discrimination, worker classification (including the proper classification of workers as independent contractors, subcontractors, and consultants and exempt or non-exempt), immigration, work authorization, occupational health and safety, workers’ compensation, the payment of social security and other employment taxes, disability rights or benefits, plant closures and layoffs, affirmative action and affirmative action plans, labor relations, employee leave issues, social security, and unemployment insurance. No current and/or former service provider has a valid basis for a reasonable claim with respect to the classification thereof as an independent contractor.

(j) To the Knowledge of the Company, no Employee or Service Provider is in violation of any term of any restrictive covenant, common law nondisclosure obligation, fiduciary duty, or other obligation: (i) to the Company or any Company Subsidiary; or (ii) to a former employer or engager of any such individual relating (A) to the right of any such individual to work for the Company or any Company Subsidiary or (B) to the knowledge or use of trade secrets or proprietary information.

4.24 Litigation. There is no (a) action, sanction, claim, charge, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, audit, inquiry, examination, investigation, hearing, complaint, criminal prosecution, demand or other proceeding (public or private) to, from, by or before any arbitrator, court, tribunal or other Governmental Authority (collectively, “Actions”) pending, or to the Company’s Knowledge, threatened against or affecting the Company or any Company Subsidiary, any of their properties or the Merger or the other Transactions, (b) governmental inquiry or investigation (but not an Action) pending or, to the Company’s Knowledge, threatened against or affecting the Company, the Company Subsidiaries or any of their properties (including, any inquiry as to the qualification of the Company or any Company Subsidiary to hold or receive any Permit) or (c) to the Company’s Knowledge, any Actions pending or threatened against any Related Party in connection with the business of the Company or the Company Subsidiaries and there is no reasonable basis for any of the foregoing. Neither the Company nor any Company Subsidiary has received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or disadvantage with respect to its business, prospects, financial condition, operations, property or affairs. Neither the Company nor any Company Subsidiary is in default with respect to any order, writ, injunction or decree of any Governmental Authority known to or served upon the Company or any Company Subsidiary. There is no action or suit by the Company or any Company Subsidiary pending, threatened or contemplated against any other Person.

4.25 Compliance with Instruments; Laws.

(a) Compliance with Instruments. Neither the Company nor any Company Subsidiary is, and neither the Company nor any Company Subsidiary has ever been, (i) in violation of any term or provision of the Company Organizational Documents or the organizational documents of any Company Subsidiary, (ii) in violation of or default under any term or provision of any Permit, or (iii) in violation of or default under any Legal Requirement. Neither the Company, any Company Subsidiary nor, to the Company’s Knowledge, any officers, directors or employees of the Company or any Company Subsidiary (in their capacity as such), is under investigation with respect to, has been threatened to be charged with, or has been given notice of, any violation of any Legal Requirement. All Permits which are required for the operation of the business of the Company or the Company Subsidiaries as currently conducted have been issued or granted to the Company or a Company Subsidiary, and all such Permits are in full force and effect.

(b) Improper Payments. None of the Company, any Company Subsidiary or any of their directors, officers, employees, agents or consultants, or any other Person acting for, or on behalf of, the Company or any Company Subsidiary, directly or indirectly:

(i) has violated or is in violation of the U.S. Foreign Corrupt Practices Act (the “FCPA”) or any other applicable anti-corruption or anti-bribery Laws (collectively with the FCPA, the “Anti-Corruption Laws”);

(ii) has made, undertaken, offered to make, promised to make or authorized the payment or giving of any bribe, rebate, payoff, influence payment, kickback or other payment, gift or other transfer of money or anything of value (including meals or entertainment) to (A) officer, employee or representative of any Governmental Authority; (B) officer, employee or representative of any commercial enterprise or entity that is owned or controlled by a Governmental Authority; (C) officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; (D) Person acting in an official capacity for any Governmental Authority, enterprise or organization identified above; or (E) political party, political party official or candidate for political office for the purpose of influencing any act or decision of such payee in his or her official capacity, inducing such payee to do or omit to do any act in violation of his or her lawful duty, securing any improper advantage or inducing such payee to use his or her influence with a Governmental Authority or instrumentality thereof to affect or influence any act or decision of such Governmental Authority or instrumentality in violation of his or her lawful duty (any of the foregoing a “Prohibited Payment”);

(iii) has made, undertaken, offered to make, promised to make or authorized the payment or giving of any payment, gift or other transfer of money or anything of value (including meals or entertainment) to any Person with reason to know that all or part of such paid or transferred money or other thing of value would be the subject of a Prohibited Payment;

(iv) has made or authorized any other Person to make any payments or transfers of value which had the purpose or effect of commercial bribery or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business;

(v) has used funds or other assets, or made any promise or undertaking in such regard, for establishment or maintenance of a secret, unrecorded or improperly recorded fund (a “Prohibited Fund”); or

(vi) has made any false or fictitious entries in any books or records of the Company or any Company Subsidiary relating to any Prohibited Payment or Prohibited Fund.

(c) International Trade Matters; Trade Control Laws.

(i) Each of the Company and Company Subsidiaries is in compliance and has complied with all applicable export and import control and economic and financial sanctions Legal Requirements, including the Export Administration Regulations maintained by the U.S. Department of Commerce, economic and financial sanctions maintained by the Treasury Department’s Office of Foreign Assets Control (“OFAC”), the International Traffic in Arms Regulations (the “ITAR”) maintained by the Department of State and any applicable anti-boycott compliance regulations (collectively, the “Trade Controls”). Each of the Company and Company Subsidiaries (A) has obtained, utilized, and maintained all Permits, records, licenses, license exceptions, authorizations, approvals, clearances, and classifications required by applicable Trade Control Laws, (B) has timely submitted all filings, notifications, and reports to each and every Governmental Authority required under applicable Trade Control Laws for the development, design, manufacture, sale, import, export, re-export, release, and transfer of services, products, components, software, technology, and technical data; and (C) has not engaged, directly or indirectly, in any dealings or transactions with any Prohibited Person, or in any country, region, or territory that is the target of comprehensive territorial economic sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Syria, the so-called “Donetsk People’s Republic” region of Ukraine, and the so-called “Luhansk People’s Republic” region of Ukraine) (“Sanctioned Territories”).

(ii) None of (A) the Company, (B) any Company Subsidiary, or (C) any director, officer, employee, agent or consultant of, or any other Person acting for, or on behalf of, the Company or any Company Subsidiary is a Prohibited Person. “Prohibited Person” shall mean a Person who is the target of sanctions, including any Person (1) on the List of Specially Designated Nationals and Blocked Persons or any other list of sanctioned persons administered by OFAC or the U.S. Department of State, (2) on any other similar list of sanctioned persons administered by a Governmental Authority in any other jurisdiction, (3) located, organized, or resident in a Sanctioned Territory, or (4) owned or controlled, directly or indirectly, by any such Person or Persons.

(iii) There is no pending or, to the Knowledge of the Company, threatened Action relating to the Company or any Company Subsidiary, nor is there any order to which the Company or any Company Subsidiary is subject, or pending voluntary disclosure of the Company or any Company Subsidiary to any Governmental Authority, in each case, in connection with a possible or actual violation of Anti-Corruption Laws or Trade Control Laws. As of the date hereof, neither the Company nor any Company Subsidiary is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any violation, potential violation, or liability arising under or relating to any Trade Control Laws or Anti-Corruption Laws. None of the Company or any of the Company Subsidiaries is aware of any event, fact, or circumstance that has occurred or exists that is reasonably likely to result in a finding of noncompliance with any Trade Control Laws or Anti-Corruption Laws.

(iv) No good, service, Software or technical information that the Company or any Company Subsidiary sells, exports, possesses or works with is on the U.S. Munitions List (22 C.F.R. §§ 120-130). Neither the Company nor any Company Subsidiary has engaged or is engaging in activities that are subject to the ITAR. Neither the Company nor any Company Subsidiary has designed, modified or customized any product or service to accommodate a military-related or defense-related application or end-use, regardless of whether any such design, modification or customization is, itself, military-related or defense-related activities.

(v) Except as otherwise set forth in Section 4.25(c)(v) of the Disclosure Schedule, the Company and the Company Subsidiaries have had in place adequate policies, procedures, controls and systems reasonably designed to ensure compliance with Anti-Corruption Laws and Trade Control Laws.

(vi) The Company and the Company Subsidiaries have maintained and currently maintain (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of the Company and the Company Subsidiaries were, have been and are executed only in accordance with management’s general or specific authorization.

4.26 Banking Relationships; Powers of Attorney. Section 4.26 of the Disclosure Schedule sets forth a true, complete and correct list of the name and location of each bank, brokerage or investment firm, savings and loan or similar financial institution in which the Company or any Company Subsidiary has an account or a safe deposit box or other arrangement, the account or other identifying numbers thereof and the names of all Persons authorized to draw on or who have access to such account or safe deposit box or such other arrangement. There are no outstanding powers of attorney executed by or on behalf of the Company or any Company Subsidiary.

4.27 Books and Records; Company Names. The minute books of the Company and the Company Subsidiaries contain true, complete and correct records of all meetings and other corporate actions of their respective stockholders and their respective boards of directors and committees thereof. The stock records of the Company and the Company Subsidiaries are true, complete and correct and reflect all issuances, transfers, repurchases and cancellations of shares of capital stock of the Company and the Company Subsidiaries, respectively. The Company has furnished or made available to Parent true, complete and correct copies of (a) all minute books (containing the records of meetings of stockholders, the Company Board and any committees of the Company Board to date) of the Company and the Company Subsidiaries, (b) all stock certificate or stock record books of the Company and the Company Subsidiaries, and (c) any similar records or documents of the Company and the Company Subsidiaries. Except as disclosed in Section 4.27 of the Disclosure Schedule, neither the Company nor any Company Subsidiary has any prior names, and since their respective dates of incorporation, neither the Company nor any Company Subsidiary has conducted business under any name other than its respective current name.

4.28 Brokers and Finders; Existing Discussions. All negotiations relating to this Agreement and the Transactions have been carried on without the intervention of any Person, acting on behalf of the Company, any Company Subsidiary, or any of their “affiliates” or “associates” (as such terms are defined in Rule 405 of the Securities Act), the Securityholders’ Representative or the Company Securityholders in such manner as to give rise to any valid claim against the Company, any Company Subsidiary, Parent or Merger Sub for any investment banker, brokerage or finder’s commission, fee or similar compensation. For the avoidance of doubt, any amounts paid or payable to any such Person in connection with this Agreement shall be considered a Company Transaction Expense for all purposes in this Agreement. As of the date of this Agreement, neither the Company nor any Company Subsidiary is engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to any proposal to acquire the Company, any material portion of its assets or securities or any other substantially similar transaction.

4.29 Anti-Takeover Statute Not Applicable. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation, including, but not limited to, Section 203 of the DGCL, or anti-takeover provision in the Company Organizational Documents is applicable to the Company, any shares of Company Stock or other Company Securities, this Agreement, the Merger or any of the other Transactions.

4.30 Disclosures. Neither this Agreement, the Disclosure Schedule, any Exhibit, Appendix or Schedule to this Agreement or thereto, nor any statements, documents, certificates or other items prepared or supplied by the Company with respect to the Transactions contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement or therein, in light of the circumstances under which they were made and taken as a whole, not misleading. There is no fact that the Company has not disclosed to Parent or its counsel in writing and of which the Company is aware that materially and adversely affects or could materially and adversely affect the business, prospects, financial condition, operations, property or affairs of the Company.

Section 5
REPRESENTATIONS AND WARRANTIES BY PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that the statements in this Section 5 are true, complete, and correct as of the date of this Agreement and at the Effective Time (unless the particular statement speaks expressly as of another date, in which case it is true, complete, and correct as of such other date):

5.1 Organization and Standing. Each of Parent and Merger Sub is a corporation or limited liability company, as applicable, duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable.

5.2 Authority for Agreement; No Conflict.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, and each instrument required by this Agreement to be executed and delivered by each of Parent and Merger Sub at the Closing, and to perform their respective obligations under this Agreement and thereunder and to consummate the Transactions by this Agreement and thereby. The execution, delivery, and performance by Parent and Merger Sub of this Agreement, and each instrument required hereby to be executed and delivered by Parent and Merger Sub at the Closing and the consummation by Parent and Merger Sub of the Transactions by this Agreement and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, or to consummate the Transactions so contemplated. This Agreement has been and each instrument required by this Agreement to be delivered by Parent and Merger Sub at the Closing will be duly and validly executed and delivered by Parent and/or Merger Sub, as the case may be, and, assuming the due authorization, execution, and delivery by the Company, the Securityholders’ Representative and the Required Stockholders in respect of this Agreement, constitutes a legal, valid, and binding obligation of Parent and Merger Sub, as the case may be, enforceable against Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, reorganization, or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.

(b) The execution and delivery of this Agreement by Parent and Merger Sub, and each instrument required hereby to be executed and delivered by Parent or Merger Sub at the Closing, the compliance with the provisions of this Agreement by Parent and Merger Sub and the consummation by Parent or Merger Sub, as applicable, of the Transactions, will not (i) conflict with or violate the governing instruments of Parent or Merger Sub, each as currently in effect, or (ii) violate any Legal Requirement applicable to Parent or Merger Sub or any of their respective properties or assets.

5.3 Valid Issuance; Sufficient Cash on Hand.

(a) The Parent Shares to be issued pursuant to this Agreement will, when issued, be duly authorized, validly issued, fully paid, and non-assessable, and will not be subject to any preemptive, resale rights, or rights of first refusal, or other similar rights of any Parent securityholder and will be issued in compliance with applicable state and federal securities laws.

(b) Parent and Merger Sub will have on the Closing Date funds sufficient to pay any amounts required to be paid in cash in connection with the consummation of the Transactions, including all related fees and expenses.

5.4 SEC Filings. Since April 18, 2024, all reports, schedules, forms, statements and other documents required to be filed by the Parent with the U.S. Securities and Exchange Commission (collectively, the “SEC Filings”) have been timely filed and complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable. As of the date of such filings, none of the SEC Filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

5.5 Brokers and Finders. All negotiations relating to this Agreement and the Transactions have been carried on without the intervention of any Person acting on behalf of Parent or Merger Sub or any of their respective “affiliates” or “associates” (as those terms are defined in Rule 405 under the Securities Act) in such manner as to give rise to any valid claim against the Company or any Company Securityholder for any brokerage or finder’s commission, fee or similar compensation.

5.6 Interested Stockholder. None of Parent, Merger Sub or their respective Subsidiaries (i) beneficially owns any Company Securities, (ii) has any plans or arrangements relating to the voting or ownership of Company Securities with any holder of Company Securities (other than by virtue of this Agreement) or (iii) has reason to believe that Section 251(h) of the DGCL would be inapplicable to the Merger.

Section 6
COVENANTS

6.1 Ordinary Course.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time (the “Pre-Closing Period”), the Company covenants and agrees that, unless Parent shall otherwise agree in writing, the Company shall and shall cause each Company Subsidiary to, conduct its business, and the Company shall not take any action except, in the ordinary course of business and in a manner consistent with past practices and in compliance in all material respects with all applicable Legal Requirements; and the Company shall use all reasonable efforts to preserve intact the business organization, and preserve the goodwill, of the Company and the Company Subsidiaries, to keep available the services of the current officers, employees, and consultants of the Company and the Company Subsidiaries and to preserve the present relationships of the Company and the Company Subsidiaries with customers, suppliers, channel partners, and other Persons with which the Company or a Company Subsidiary has significant business relations.

(b) By way of amplification and not limitation of the provisions of Section 6.1(a), the Company shall not and shall cause each Company Subsidiary to not, during the Pre-Closing Period, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent:

(i) amend or otherwise change the Company Organizational Documents or introduce any material change with respect to the governance of the Company or any Company Subsidiary;

(ii) issue, grant, sell, dispose of, or encumber or otherwise mortgage, pledge or subject to any Lien, or authorize the issuance, grant, sale, disposition, encumbrance, mortgage or pledge of, any Company Securities or securities, or securities exchangeable for or convertible into securities, of the Company Subsidiaries (other than pursuant to the exercise of currently outstanding and exercisable Company Options under the terms thereof);

(iii) (A) split, combine, recapitalize or reclassify any of the Company Securities or securities of the Company Subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of any of the Company Securities or securities of the Company Subsidiaries (including securities convertible into, or exercisable or exchangeable for, equity securities of the Company Subsidiaries), (B) amend the terms or change the period of exercisability of any Company Securities or the securities of the Company Subsidiaries (including securities convertible into, or exercisable or exchangeable for, equity securities of the Company Subsidiaries), (C) purchase, repurchase, redeem or otherwise acquire any of the Company Securities or securities of the Company Subsidiaries (including securities convertible into, or exercisable or exchangeable for, equity securities of the Company Subsidiaries), or (D) propose to do any of the foregoing (other than pursuant to the exercise of currently outstanding Company Options under the terms thereof);

(iv) (A) declare, set aside, make or pay any dividend, or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any of the Company Securities, (B) split, combine, recapitalize, or reclassify any of the Company Securities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of any of the Company Securities, (C) amend the terms or change the period of exercisability of any Company Securities, (D) accelerate the vesting of any unvested Company Option, (E) purchase, repurchase, redeem, or otherwise acquire any of the Company Securities, or (F) propose to do any of the foregoing (other than pursuant to the exercise of currently outstanding Company Options under the terms thereof);

(v) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership, or other business organization or division or business thereof or any material portion of the assets thereof;

(vi) enter into any partnership, joint venture, joint development, or other similar arrangement with one or more Persons;

(vii) adopt or implement any shareholder rights plan;

(viii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Company (other than the Merger) or make any material reductions in force;

(ix) sell, lease, dispose of, or encumber or otherwise mortgage, pledge, or subject to any Lien (which shall include any exclusive license) any assets or properties of the Company (other than for (A) sales of products in the ordinary course of business and in a manner consistent with past practices, not to exceed $25,000 in the aggregate, (B) dispositions of obsolete or worthless assets, or (C) sales of immaterial assets not in excess of $50,000 in the aggregate);

(x) take any action which would adversely affect the ability of the parties to consummate the Transactions, including the Merger;

(xi) incur, assume, or guarantee any Indebtedness or assume, guarantee, or endorse or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances or capital contributions to or investments in any other Person;

(xii) pay, discharge, or satisfy any Liabilities or Liens (other than the payment, discharge, or satisfaction in the ordinary course of business consistent with past practices of Liabilities reflected or reserved against in the Financial Statements or incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practices or in connection with this Agreement and the Transactions);

(xiii) forgive or cancel any Liens, or terminate or waive any right of substantial value;

(xiv) fail to pay accounts payable and other Liabilities in the ordinary course of business consistent with past practices;

(xv) modify the payment terms or payment schedule of any receivables other than in the ordinary course of business consistent with past practices, accelerate the collection of receivables, or sell, securitize, factor, or otherwise transfer any accounts receivable;

(xvi) revalue in any material respect any of its assets or properties, including writing down the value of inventory or writing off notes or accounts receivable;

(xvii) make or commit to make any capital expenditures or purchase of fixed assets which are, individually, in excess of $15,000 and, in the aggregate, in excess of $25,000;

(xviii) take any action to change accounting or Tax reporting policies or procedures (including, procedures with respect to revenue recognition, payments of accounts payable, and collection of accounts receivable), except as required by changes in GAAP occurring after the date of this Agreement or, except as so required by GAAP, change any assumption underlying, or method of calculating, any bad debt contingency, or other reserve;

(xix) file any income Tax Return, make, revoke, or change any Tax election or tax year inconsistent with past practices or settle or compromise any federal, state, local, or foreign Tax Liability, Lien, refund, offset or Audit; agree to an extension of a statute of limitations in connection with any Action related to Taxes; fail to file any income or other Tax Return when due (or, alternatively, fail to file for available extensions) or fail to cause such Tax Returns when filed to be complete and accurate in all respects; fail to pay any amount of Taxes when due; file any amended Tax Returns; enter into any closing agreement affecting any Tax Liability or refund; or take, or cause or permit any other Person to take, any action which could increase Parent’s, the Surviving Corporation’s (or any of its Affiliates’) liability for Taxes, or result in, or change the character of, any income or gain that Parent, the Surviving Corporation, or the Surviving Corporation (or any of their Affiliates) must report on any Tax Return;

(xx) enter into, amend, or waive any material right under any Contract, or enter into, renew, amend, or terminate any Real Property Lease, or open or close any facility;

(xxi) enter into any operating lease with annual payments in excess of $10,000;

(xxii) modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date of this Agreement in any manner that is adverse to the Company;

(xxiii) disclose any trade secrets to any Person other than representatives of Parent or to its Employees or Service Providers in the ordinary course of business consistent with past practice, or transfer to any Person any rights to any Company Intellectual Property, other than licenses in the ordinary course of business consistent with past practices;

(xxiv) commence an Action (other than (A) for the routine collection of bills, or (B) in such cases where it in good faith determines that failure to commence an Action would result in the material impairment of a valuable aspect of its business, provided that it consults with Parent prior to the filing of such Action);

(xxv) settle or compromise any pending or threatened Action that (A) would involve the payment of an amount greater than $25,000 or would result in a loss of revenue of, an amount that could, individually or in the aggregate, reasonably be expected to be greater than $15,000, (B) involves or results in any restriction on the business or operation of the Company, or (C) includes any admission of fault or wrongdoing by the Company;

(xxvi) enter into any labor or collective bargaining agreement or, through negotiation or otherwise, make any commitment or incur any Liability to any labor organization with respect to the Company;

(xxvii) increase the compensation payable or to become payable to any director or officer;

(xxviii) (A) increase the compensation payable or to become payable to any of its Employees or Service Providers, (B) modify any existing salary, bonus, commission, severance, equity compensation, or other equity arrangements or any other compensatory arrangements with any such Persons (including under any profit sharing, management by objectives, incentive, gainsharing, competency, or performance plan) or modify or waive any of the terms or conditions thereof or the performance or other criteria or conditions to payment or earning thereof, (C) make any loan, advance or capital contribution to, or grant any bonus, severance, or termination pay to, or terminate, enter into, or amend any employment, severance, or similar Contract with any of its Employees or Service Providers, (D) establish, adopt, enter into, amend, terminate, or otherwise change the coverage or benefits available under, any Company Plan for the benefit of any of its Employees or Service Providers, (E) pay or otherwise grant any unusual or extraordinary benefit or other direct or indirect compensation to any person, or (F)  induce or encourage any Employees or Service Providers to resign from the Company, or promote, transfer, or change the employment status or titles or terms of employment of any Employees or Service Providers;

(xxix) hire or terminate the employment of any employees or other individual service providers or hire, elect, appoint or terminate the employment of any officers or elect or terminate the service of any directors or other individual service providers;

(xxx) materially reduce the amount of any insurance coverage provided by existing insurance policies; and

(xxxi) take, or agree in writing or otherwise to take, any of the actions described above in this Section.

6.2 Information Statement.

(a) Promptly following the execution and delivery of this Agreement, the Company shall deliver the information statement accurately describing this Agreement, the Merger and the provisions of Section 262 of the DGCL attached as Exhibit H (the “Information Statement”) to those Company Stockholders that did not execute the Company Stockholder Written Consent for the purpose of informing them of the approval of the Merger, the adoption of this Agreement in accordance with Section 228 of the DGCL, and their rights under Section 262 of the DGCL. The information furnished in any document mailed, delivered, or otherwise furnished to the Company Stockholders in connection with the solicitation of their consent to, and adoption of, this Agreement and the approval of the principal terms of the Merger, including the statements in the Information Statement, will not contain, at or prior to the Effective Time, any untrue statement of a material fact and will not omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) Before Closing, the Company will have notified the holders of Company Stock that did not execute the Company Stockholder Written Consent or a Company Consent, Waiver and Release Agreement of the Transactions, to the extent required by the terms and conditions of this Agreement, the Company Organizational Documents, the Company Plans, any Legal Requirement (including the DGCL), or other agreements or instruments governing such securities and as contemplated in this Agreement.

6.3 Confidentiality; Access to Information.

(a) The Securityholders’ Representative and each Person that has executed and delivered the Company Stockholder Written Consent or a Company Consent, Waiver and Release Agreement (collectively, the “Consenting Securityholders”), will, and will direct its legal, financial, accounting, and other representatives to, (i) treat and hold any Confidential Information as confidential, and (ii) refrain from disclosing any Confidential Information to any third party (other than their legal, financial, accounting, or other representatives that have a need to know). In the event that the Securityholders’ Representative or a Company Securityholder is requested or required pursuant to oral or written question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process to disclose any Confidential Information, such Person will, to the extent legally permitted, notify Parent promptly of the request or requirement so that Parent may seek an appropriate protective order or waive compliance with the provisions of this Section. If, in the absence of a protective order or the receipt of a waiver under this Agreement, such Person is legally required to disclose any Confidential Information, such Person may disclose the Confidential Information to the extent so required (but only to the extent so required); provided, however, that such Person shall permit, to the maximum extent legally permissible, Parent to seek, prior to any such disclosure, an order or other assurance that confidential treatment will be accorded to the Confidential Information required to be disclosed. Such Person will cooperate with Parent in seeking such treatment. The provisions of this Section shall survive termination of this Agreement for any reason.

(b) Access to Information. The Company will afford Parent and Parent’s Representatives reasonable access during normal business hours to its premises, properties, books, records, financial, Tax, and accounting records (including, the work papers of the Company’s independent accountants), Contracts, personnel, counsel, financial advisors, and auditors during the Pre-Closing Period to obtain all information concerning its business, including the status of product development efforts, properties, results of operations, and personnel for purposes of this Agreement, as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that in its good faith judgment (after consultation with outside legal counsel) any applicable Legal Requirement requires the Company to restrict or prohibit access to any such properties or information. In addition, any information obtained from the Company pursuant to the access contemplated by this Section shall constitute “Confidential Information” under the Confidentiality Agreement.

6.4 Public Disclosure. No press release or any public disclosure, either written or oral, of the Transactions or negotiations related thereto shall be made by the Company, any Company Securityholder, the Securityholders’ Representative or any of the Company’s Representatives, without the express prior written consent of Parent.

6.5 Securityholders’ Representative. Unless otherwise required by applicable Legal Requirements, the Securityholders’ Representative agrees that it (and it will direct its legal, financial, accounting and other representatives) shall treat and hold in confidence all non-public confidential information acquired in its role as Securityholders’ Representative in accordance with the confidentiality provisions of Section 6.3.

6.6 Regulatory Filings; Exchange of Information; Notification; Reasonable Efforts.

(a) Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use all reasonable efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all applicable Legal Requirements, and as soon as reasonably practicable after the date of this Agreement, each of Parent, Merger Sub, the Company, and any Company Subsidiary shall obtain or make all consents, approvals, orders, or authorizations of, or registrations, declarations, or filings with any Governmental Authority in connection with the Merger and the Transactions. Each of Parent, Merger Sub, the Company, and any Company Subsidiary will cause all documents that it is responsible for filing with any Governmental Authority under this Section to comply in all material respects with all applicable Legal Requirements.

(b) Exchange of Information. Parent, Merger Sub, the Company, and any Company Subsidiary each shall (and shall cause each of their respective Affiliates to) promptly supply the other with any information that may be required in order to effectuate or obtain any filings or other actions pursuant to Section 6.6(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement and any joint defense agreement entered into between the parties or their counsel, each of Parent, Merger Sub, the Company, and any Company Subsidiary shall (and shall cause each of their respective affiliates to) (i) consult with the others prior to taking a position with respect to any such filing or other actions, (ii) to the extent reasonably required to permit appropriate coordination of efforts, permit the others to review and discuss in advance, and consider in good faith the views of the others in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions, and proposals before making or submitting any of the foregoing to any Governmental Authority in connection with any Action in connection with this Agreement or the Transactions, (iii) coordinate with the others in preparing and exchanging such information, (iv) promptly provide the others (and their counsel) with copies of presentations or other advocacy submissions (and a summary of any oral presentations) made by such party with any Governmental Authority in connection with this Agreement or the Transactions, and (v) promptly provide the others (and their counsel) with advance notice of, and an opportunity to attend as an observer (to the extent permitted by the applicable Governmental Authority), any meeting with any Governmental Authority in connection with this Agreement or the Transactions. Each of Parent, Merger Sub, the Company, and the Company Subsidiaries may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 6.6 as “Outside Counsel Only.” Any such materials, as well as the information contained therein, shall be provided only to a receiving party’s outside counsel (and mutually-acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers, or directors of the receiving party without the advance written consent of the party supplying such materials or information.

(c) Notification. Each of Parent, Merger Sub, the Company, and any Company Subsidiary will notify the others promptly upon the receipt of (i) any comments from any Governmental Authority in connection with any filings or other actions made pursuant to this Agreement, and (ii) any request by any Governmental Authority for amendments or supplements to any filings or other actions made pursuant to, or for information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing or other action made pursuant to Section 6.6(a), Parent, Merger Sub, the Company, or any Company Subsidiary, as the case may be, will promptly inform the others of such occurrence and cooperate in filing with the applicable Governmental Authority such amendment or supplement.

(d) Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using all reasonable efforts to (i) cause the conditions precedent set forth in Section 7 to be satisfied, (ii) obtain all consents, approvals, or waivers from third parties, including all applicable consents under the Contracts (provided, that the parties will discuss in good faith procedures to pursue third party consents with respect to the Merger, it being understood that the Company or any Company Subsidiary shall not make, or offer to make, any payment or other commitment in connection with obtaining any such consent without the prior written consent of Parent), and (iii) execute or deliver any additional instruments necessary to consummate the Transactions, and to fully carry out the purposes of, this Agreement. For the avoidance of doubt, Parent shall control and lead all negotiations and strategy on behalf of the parties relating to any Governmental Authority approvals. In connection with, and without limiting the foregoing, the Company, any Company Subsidiary and the Company Board shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Merger, this Agreement, or any of the Transactions, use all reasonable efforts to ensure that the Merger and such other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of any such Legal Requirement on the Merger, this Agreement, and such Transactions. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Parent or any of its Affiliates to supply any additional information and documentary material that may be requested pursuant to any antitrust or competition Law, defend any Actions challenging this Agreement or the consummation of the Transactions, or propose, take, or agree to take, any Action of Divestiture.

6.7 Advice of Changes. During the Pre-Closing Period, Parent and the Company shall promptly advise the other party in writing to the extent it has Knowledge of (a) any event or circumstance that would reasonably be expected to result in any representation or warranty made by it (and, in the case of Parent, made by Merger Sub) in this Agreement becoming untrue or inaccurate in any material respect, (b) any event or circumstance that would reasonably be expected to result in the failure by it (and, in the case of Parent, by Merger Sub) to comply in any material respect with or satisfy in any material respect any covenant, condition, or agreement to be complied with or satisfied by it under this Agreement prior to the Effective Time, (c) any Material Adverse Effect, or (d) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; provided, however, that no such notification will be deemed to prevent or cure any breach of, or inaccuracy in, amend, or supplement any Section of the Disclosure Schedule, or otherwise disclose an exception to, or affect in any manner, the representations, warranties, covenants, or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties or the Indemnifying Securityholders under this Agreement.

6.8 Employee Matters.

(a) The Company shall take all actions necessary and appropriate to terminate the Company Plan contingent upon and effective as of immediately prior to the Closing, including sending appropriate notices to the Company’s employees and the taking of all actions by the Company Board to effectuate the termination of the Company Plan that is intended to comply with Sections 401(a) and 401(k) of the Code (the “Company 401(k) Plan”), such termination to be effective immediately prior to the Closing; provided, that Company shall provide Parent for its review and comment advance copies of communications with the Company’s employees relating to such termination. The Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to the reasonable review and approval of Parent.

(b) Parent is not under any obligation to hire or retain any Employee or Service Provider, or provide any Employee or Service Provider with any particular benefits, or make any payments or provide any benefits to those Employees or Service Providers whom the Parent chooses not to employ or subsequently terminates, except as otherwise required by applicable Legal Requirements.

(c) The Company Board shall adopt and approve (without modification, except as determined by Parent) the 2026 Equity Incentive Plan and the Company shall obtain the approval (without modification, except as determined by Parent) of the 2026 Equity Incentive Plan by stockholders of the Company, in each case, as soon as practicable after the Agreement Date and in any event prior to giving effect to this Section 6.8(c). Prior to the Closing, the Company will grant New Restricted Stock Units to certain individuals who are expected to become Continuing Employees covering an aggregate 500,000 shares of Company Common Stock (the “Equity Pool”), as determined by Parent, in its sole discretion; provided that, if any such individual does not become a Continuing Employee, the New Restricted Stock Units allocated or granted to such individual shall not be re-allocated or re-granted. All New Restricted Stock Units shall be granted pursuant to forms of award agreement reasonably approved by Parent without modification and shall only be effective for those individuals who (i) accept the award of New Restricted Stock Units by timely executing and returning the applicable award agreement no later than ten days prior to Closing Date and (ii) enter into offer letters and invention assignment and non-disclosure agreements in the form reasonably acceptable to Parent and become Continuing Employees. Unless indicated otherwise by Parent in writing, the New Restricted Stock Units shall (i) not provide for acceleration of vesting upon any event and (ii) be subject in all cases to Parent’s standard policies.

(i) The shares of Company Common Stock subject to the Equity Pool shall be granted in the form of New Restricted Stock Units subject to the following vesting conditions (the “Retention Equity Grants”): the Retention Equity Grants shall vest over 4 years, with 25% of the total shares subject to the applicable Retention Equity Grant vesting on the first anniversary of the closing and 1/48th of the total shares subject to the applicable Retention Equity Grant on the same day of each month thereafter, subject to the recipient’s continued employment with Parent or a Parent Subsidiary through the applicable vesting date.

(ii) As soon as reasonably practicable, Parent will cause the Parent common stock issuable upon settlement of assumed New Restricted Stock Units pursuant to Section 6.8(c) for which a Form S-8 registration statement is available to be registered with the SEC on Form S-8 (assuming timely receipt of all restricted stock unit documentation relating to New Restricted Stock Units outstanding immediately prior to the Effective Time and all signatures, opinions and consents required for such registration statement), and will exercise commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such assumed New Restricted Stock Units remain outstanding and will reserve a sufficient number of shares of Parent common stock for issuance upon settlement thereof. The Company and its counsel shall reasonably cooperate with and assist Parent in the preparation of such registration statement. The Form S-8 registration statement shall not cover the shares of Parent common stock subject to any New Restricted Stock Units that are held by Persons who do not become employees of Parent or a Parent Subsidiary at the Effective Time or do not otherwise have a service relationship with Parent or a Parent Subsidiary at the Effective Time.

(d) Prior to the date of this Agreement, the Company has provided to Parent calculations (and all relevant backup materials) with respect to the amount of payments and benefits which have been, will or may be received in connection with the transactions contemplated by this Agreement (or which may be deemed under the applicable regulations to have been received in connection with such transactions) and which could constitute “parachute payments” subject to the restriction on deductions imposed under Section 280G of the Code and the Treasury Regulations promulgated thereunder, which calculations will be subject to Parent’s approval, which will not be unreasonably withheld, conditioned or delayed. Prior to the Closing, the Company will obtain, prior to the initiation of the stockholder approval procedure described below in this Section 6.8(d), from each Person to whom any payment or benefit will or may be made that would be deemed to constitute “parachute payments” under Section 280G(b)(2) of the Code and Treasury Regulations promulgated thereunder (“Section 280G Payments”), a written agreement waiving such Person’s right to receive some or all of such payment or benefit (the “Waived Benefits”), to the extent necessary so that all remaining payments and benefits applicable to such Person will not be deemed a parachute payment subject to the deduction restrictions imposed by Section 280G of the Code, and accepting in substitution for the Waived Benefits the right to receive the Waived Benefits only if approved by the stockholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder. After the date of this Agreement, the Company will use its reasonable best efforts to obtain the approval by such number of stockholders of the Company in a manner that complies with the terms of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q 7 of Section 1.280G 1 of such Treasury Regulations, of the right of each Person described in this Section 6.8(d) who has executed the waiver described therein to receive or retain, as applicable, such Person’s Waived Benefits. The Company will provide Parent for its review and approval, which will not be unreasonably delayed or conditioned, advance copies of all documents and communications by which it intends to seek the waiver and approvals described in this Section 6.8(d) and will promptly provide Parent with copies of any executed waivers and evidence of the stockholder approval contemplated by this Section 6.8(d).

6.9 Third Party Consents. Prior to Closing, the Company shall (a) obtain and deliver to Parent all consents, waivers and approvals set forth on Section 6.9(a) of the Company Disclosure Schedule and (b) use commercially reasonable efforts to obtain and deliver to Parent all consents, waivers and approvals under each Contract listed or described on Section 4.5(c)(ii) of the Company Disclosure Schedule (and any Contract entered into after the date of this Agreement that would have been required to be listed or described on Section 4.5(c)(ii) of the Company Disclosure Schedule if entered into prior to the date of this Agreement).

6.10 Termination of Certain Agreements. On or prior to the Closing Date, the Company shall, and shall cause each Company Subsidiary to, (a) terminate all Related Party Agreements (other than (i) those Contracts set forth on Section 4.17 of the Disclosure Schedule and (ii) Contracts the continuation of which Parent has approved in writing), but including any Tax sharing, Tax allocation, or similar agreement, and (b) deliver releases executed by such Persons with whom the Company has terminated such Contracts pursuant to this Section 6.10 providing that such Related Party Agreements has been terminated and is of no further force and effect and no further payments are due, or may become due, and neither the Surviving Corporation, the Company, nor Parent has any further Liability, under or in respect of any such terminated Contracts.

6.11 No-Shop.

(a) The Company shall not, and shall not permit any of its Representatives to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose, or enter into, whether as the proposed surviving, merged, acquiring, or acquired corporation or otherwise, any transaction involving an Acquisition Proposal, other than the Transactions, (ii) facilitate, encourage, solicit, or initiate discussions, negotiations, or submissions of proposals or offers in respect of an Acquisition Proposal, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties, or assets of the Company in connection with an Acquisition Proposal, or (iv) otherwise consent to, or cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b) The Company shall notify Parent orally and in writing promptly (but in no event later than 24 hours) after receipt by the Company, or any of its Representatives, of any Acquisition Proposal from any Person, other than Parent, or any request for non-public information relating to the Company or for access to the properties, books, or records of the Company by any Person, other than Parent. Any such notice of an Acquisition Proposal shall include the name of the proposed Parent, the dollar amount, if any, of the purchase price of the Acquisition Proposal, its composition (i.e., cash, securities, etc.), any material contingencies (e.g., Earnout or other conditions), and any other material terms and provisions thereof.

(c) The Company shall (and shall cause its Representatives to) immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent) conducted before the date of this Agreement with respect to any Acquisition Proposal. The Company shall not release any third party from the confidentiality and standstill provisions of any agreement to which the Company is a party.

6.12 Takeover Laws. The Company and the Company Board shall (a) use all reasonable efforts to ensure that no state takeover law or similar Legal Requirement is or becomes applicable to this Agreement, the Merger or any of the other Transactions, and (b) if any state takeover law or similar Legal Requirement becomes applicable to this Agreement, the Merger, or any of the other Transactions, ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to negate the effect of such Legal Requirement on this Agreement, the Merger and the other Transactions.

Section 7
CONDITIONS TO CLOSING; CLOSING DELIVERIES; TERMINATION

7.1 Conditions to Closing.

(a) Conditions of Each Party. The respective obligations of each party to this Agreement to consummate the Merger and effect the Transactions shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(i) The Requisite Stockholder Approval shall not have been rescinded, revoked, or changed.

(ii) No temporary restraining order, preliminary or permanent injunction, or other order or judgment preventing the consummation of the Merger or the other Transactions, shall have been issued by any court of competent jurisdiction and remain in effect.

(iii) The approval of the listing of the additional shares of Parent Shares on Nasdaq shall have been obtained and the Parent Shares to be issued in the transactions contemplated by this Agreement and pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(b) Conditions of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and effect the other Transactions shall be subject to satisfaction or, to the extent permitted by applicable Legal Requirements, waiver by Parent at or prior to the Closing Date of each of the following conditions:

(i) Representations, Warranties, and Covenants.

(A) Each of the Company Fundamental Representations shall be true, complete, and correct in all respects as of the date of this Agreement and at the Effective Time as though such representation or warranty had been made at the Effective Time (except that those representations and warranties which address matters only as of a particular date shall remain true, complete, and correct as of such date); provided, that nothing contained in this Section or elsewhere in this Agreement shall affect a Parent Indemnified Party’s right to indemnification pursuant to Section 10 if the Closing occurs.

(B) Each of the other representations and warranties of the Company in this Agreement shall be true, complete, and correct in all respects as of the date of this Agreement and at the Effective Time as though such representation or warranty had been made at the Effective Time (except that those representations and warranties which address matters only as of a particular date shall remain true, complete, and correct as of such date); provided, however, that the condition set forth in this Section shall be deemed satisfied unless the aggregate effect of all such failures of such representations and warranties to be true, complete, and correct (for purposes of this proviso, determining the truth, completeness, or correctness of such representations and warranties without giving effect to any qualifications with respect to “materiality” or “Material Adverse Effect” included therein), taken together, is or could reasonably be expected to be material to the Company; provided, further, that, nothing contained in this Section or elsewhere in this Agreement shall affect a Parent Indemnified Party’s right to indemnification pursuant to Section 10 if the Closing occurs.

(C) The Company and the Securityholders’ Representative shall have performed and complied individually and in the aggregate in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by them as of the Effective Time.

(ii) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(iii) Government and Other Third-Party Approvals. All consents, approvals, orders, or authorizations of, or registrations, declarations, or filings with, any Governmental Authority or other Person identified on Section 7.1(b)(iii) of the Disclosure Schedule shall have been obtained or made, in a manner reasonably satisfactory in form and substance to Parent, and no such consent, approval, order, or authorization shall have been revoked.

(iv) Third Party Consents; Termination of Certain Agreements. The Company shall have obtained from the applicable third parties and delivered to Parent the consents, waivers and approvals as set forth in Section 6.9(a) of the Company Disclosure Schedule. The Company shall have obtained from the applicable third parties and delivered to Parent the terminations and releases to all Related Party Agreements as required by Section 6.10.

(v) Litigation and Legal Requirements. There shall be no Action pending against Parent, the Company, or any of their respective Affiliates by or before any Governmental Authority or any Legal Requirement enacted or deemed applicable (A) seeking to enjoin or make illegal, delay, or otherwise restrain or prohibit the consummation of the Merger or the other Transactions or seeking material damages with respect thereto, (B) that would result in the Merger or any of the other transactions contemplated hereby being rescinded following consummation, (C) seeking to require an Action of Divestiture, (E) that otherwise would, individually or in the aggregate, have a Material Adverse Effect, or (F) that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (A) through (D) of this Section.

(vi) Company Stockholder Written Consent and Company Consent, Waiver and Release Agreements. The Company Stockholder Written Consent and Company Consent, Waiver and Release Agreements with each of the Required Stockholders shall remain in full force and effect as of the Effective Time and all persons who have signed such agreements shall be able to, and shall not have indicated to Parent, the Company or any of their Representatives an unwillingness, to perform in accordance with such agreements.

(vii) Appraisal Claims and Rights. Company Stockholders holding no more than five percent (5%) of the issued and outstanding shares of Company Stock must not have exercised (or have a continuing right to exercise) appraisal or dissenters’ rights under applicable Law, including Delaware Law, in either case, with respect to the Merger and the Transactions.

(viii) Key Employee Matters. The Key Employee Agreements with each of the Key Employees shall remain in full force and effect as of the Effective Time and all persons who have signed such agreements shall be able to, and shall not have indicated to Parent, the Company or any of their Representatives an unwillingness to perform in accordance with such agreements.

(ix) 2026 Equity Incentive Plan. The Company shall have (A) adopted (without modification, except as determined by Parent) and terminated the 2026 Equity Incentive Plan (after giving effect to this Agreement, including the issuance of the New Restricted Stock Units pursuant to Section 6.8(c)), (B) granted and issued the New Restricted Stock Units pursuant to Section 6.8(c) and (C) obtained stockholder approval of the 2026 Equity Incentive Plan (without modification, except as determined by Parent) pursuant to Section 6.8(c).

(x) Deliveries. Parent shall have received the items listed in Section 7.2.

(c) Conditions of the Company. The obligations of the Company to consummate the Merger and effect the Transactions are subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, waiver by the Company at or prior to the Closing Date of the following conditions:

(i) Representations, Warranties, and Covenants.

(A) Each of the representations and warranties of Parent and Merger Sub in this Agreement shall be true, complete, and correct in all material respects, in each case, at the Effective Time as though such representation or warranty had been made at the Effective Time (except that those representations and warranties which address matters only as of a particular date shall remain true, complete, and correct as of such date).

(B) Parent and Merger Sub shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by them as of the Effective Time.

(ii) Deliveries. The Company shall have received the items listed in Section 7.3.

7.2 Closing Deliveries of the Company. Immediately following the execution and delivery of this Agreement, the Company shall deliver, or caused to be delivered, to Parent the following:

(a) A certificate executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer certifying to the effect that, as of the Effective Time, each of the conditions set forth in Section 7.1(b)(i)(A), Section 7.1(b)(i)(B), Section 7.1(b)(i)(C), Section 7.1(b)(ii), Section 7.1(b)(iv) and Section 7.1(b)(ix) has been satisfied.

(b) A certificate of the Secretary of the Company dated the Closing Date, in form and substance reasonably satisfactory to Parent as to (i) the Company Organizational Documents, and the Company being in good standing (including attaching the Company Organizational Documents and certificates of good standing or qualification to do business, as applicable, dated not more than five Business Days prior to the Closing issued by the Secretary of State of the State of Delaware and by each state in which the Company is qualified to do business as a foreign corporation), (ii) the attached actions taken by the Company Board to authorize this Agreement, the Merger and the other Transactions, including evidence of compliance with the Company Organizational Documents, (iii) the incumbency and signatures of the officers of the Company executing this Agreement and the other agreements, instruments, and other documents executed by or on behalf of the Company pursuant to this Agreement or otherwise in connection with the Transactions, and (iv) the Company having taken all necessary and appropriate steps such that all Company Securities will be treated as set forth in Section 3.

(c) The Escrow Agreement, duly executed by the Company.

(d) The Company Stockholder Written Consent and Company Consent, Waiver and Release Agreements, duly executed by the Company Stockholders representing 95% of the Company Stock.

(e) Evidence, reasonably satisfactory to Parent, that the Company has complied in all respects with the requirements under Section 228 of the DGCL.

(f) Evidence, satisfactory to Parent, that Company has delivered to each Company Securityholder the Information Statement.

(g) Evidence, satisfactory to Parent, that all consents, approvals, orders, or authorizations of, or registrations, declarations, or filings with, any Governmental Authority or other Person identified on Section 7.1(b)(iii) of the Disclosure Schedule have been obtained.

(h) The Certificate of Merger duly executed by the Company.

(i) The Paying Agent Schedule.

(j) The Securityholder Schedule, delivered with a certificate executed by the Company’s Chief Executive Officer or its Chief Financial Officer certifying as to the calculations therein.

(k) (i) Payoff letters from each counterparty in respect of the Company Debt, including the CMG Strategy Loan and the Miso Robotics Loan, together with any applicable UCC termination statements and other documentation required to evidence the termination and repayment of the Company Debt at the Closing, in form and substance reasonably acceptable to Parent, which payoff letters shall provide for, among other things, repayment of such Company Debt and the release by each such counterparty of any and all claims, as applicable, under any agreement related thereto, and (ii) payment instructions for each counterparty in respect of the Company Debt and the Company Transaction Expenses, in each case together with wire transfer instructions for each such counterparty.

(l) (i) The execution by the Company of an agreement with a third party for the development services of the Company’s Sousmation product with a minimum value of $2.568 million in the aggregate, and (ii) confirmation satisfactory to Parent of the co-ownership of the intellectual property related to the Company’s Sousmation product, including freedom to commercialize such intellectual property without any restrictions.

(m) Resignations, dated the Closing Date, of each director and, to the extent requested by Parent, each officer of the Company, effective at or prior to the Effective Time.

(n) Offer letters and invention assignment and non-disclosure agreements, with the employees and officers of the Company that are not Key Employees and are identified on Section 7.2(n) of the Disclosure Schedule, in the form reasonably acceptable to Parent.

(o) Evidence reasonably satisfactory to Parent that the requisite stockholder approval under Section 280G(b)(5)(B) of the Code was either (i) obtained with respect to any Section 280G Payments in accordance with Section 6.8(d), or (ii) not so obtained, and as a consequence such Section 280G Payments will not be made, retained, or provided, pursuant to the written agreements with respect to Waived Benefits entered into by the affected individuals, which written agreements have been made available to Parent.

(p) Evidence, reasonably satisfactory to Parent, as to the termination of the Company Plans referred to in Section 7.2(p) of the Disclosure Schedule, without any Liabilities thereunder on the part of the Company or any of the Company Subsidiaries.

(q) Evidence, reasonably satisfactory to Parent, as to the termination of the Related Party Agreements (and the releases with respect thereto contemplated by Section 6.10).

(r) The Company’s minute books and stock record books and, to the extent requested by Parent, all other documents, books, records, agreements, and financial data in the possession of the Company.

(s) Evidence, reasonably satisfactory to Parent, confirming the cancellation of any and all certificates representing shares of Company Stock immediately prior to the Effective Time (the “Cancellation Confirmation”).

(t) A certificate dated the Closing Date from the Company satisfying the requirements set forth in Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), in form and substance reasonably satisfactory to Parent, certifying that the Company is not nor has been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) at any time during the five years preceding the date of the certificate.

7.3 Closing Deliveries of Parent. Immediately following the execution and delivery of this Agreement, Parent shall deliver, or cause to be delivered, to the Company the following:

(a) A certificate executed on behalf of the Parent by one of its officers certifying to the effect that, as of the Effective Time, the conditions set forth in Section 7.1(c)(i) have been satisfied.

(b) The Escrow Agreement, duly executed by Parent.

7.4 Termination Prior to the Effective Time. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the board of directors or any authorized committee thereof of the terminating party or parties:

(a) by mutual written consent of each of Parent and the Company;

(b) by either the Company or Parent if the Merger shall not have been consummated by February 28, 2026 (the “End Date”); provided, that the right to terminate this Agreement under this Section shall not be available to any party whose action or failure to act has been a principal cause of, or resulted in the failure of, the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either the Company or Parent, if a Governmental Authority shall have issued or enacted any Legal Requirement or taken any other Action, in any case having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger, which Legal Requirement is final and non-appealable, as applicable;

(d) by the Company, (i) upon a breach of any representation, warranty, covenant, or agreement set forth in this Agreement by Parent or Merger Sub, or (ii) if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.1(c)(i) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable prior to the End Date through the exercise of reasonable efforts, then the Company may not terminate this Agreement under this Section prior to 30 days following the receipt of written notice from the Company by Parent of such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section if the Company shall have materially breached this Agreement or if such breach by Parent or Merger Sub is cured such that such conditions would then be satisfied);

(e) by Parent, (i) upon a breach of any representation, warranty, covenant, or agreement set forth in this Agreement by the Company or the Securityholders’ Representative, or (ii) if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.1(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company or the Securityholders’ Representative is curable by the Company or the Securityholders’ Representative prior to the End Date through the exercise of reasonable efforts, then Parent may not terminate this Agreement under this Section prior to the 30 days following the receipt of written notice from Parent by the Company of such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section if Parent shall have materially breached this Agreement or if such breach by the Company or the Securityholders’ Representative is cured such that such conditions would then be satisfied);

(f) by Parent, if the Company Stockholder Written Consent and Company Consent, Waiver and Release Agreement executed and delivered by the Required Stockholders have not been obtained within 24 hours following the execution of this Agreement or shall have been rescinded, revoked, or changed; or

(g) by Parent, if a Material Adverse Effect shall have occurred, or Parent first becomes aware of a Material Adverse Effect, after the execution of this Agreement.

7.5 Notice of Termination; Effect of Termination. If a party wishes to terminate this Agreement pursuant to Section 7.4, then such party shall deliver to the other parties to this Agreement a written notice stating that such party is terminating this Agreement and setting forth a brief description of the basis on which such party is terminating this Agreement. Any termination of this Agreement under Section 7.4 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties. In the event of the termination of this Agreement, this Agreement shall be of no further force or effect without liability on the part of any party; provided, however, that notwithstanding anything in this Agreement to the contrary (a) the provisions set forth in Section 1.1, Section 1.3, Section 6.3, Section 6.4, this Section 7.5, Section 9, and Section 14, each of which shall survive the termination of this Agreement, and (b) nothing in this Agreement shall relieve any party from liability for any breach of this Agreement or willful failure to fulfill any condition set forth in this Agreement prior to such termination. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 8
SURVIVAL

8.1 Representations and Warranties of the Company and the Securityholders’ Representative. All representations and warranties of the Company and the Securityholders’ Representative contained in this Agreement or in any document, certificate, or other instrument required to be delivered under this Agreement in connection with the Transactions shall survive the Closing and shall continue until 24 months after the Effective Time (the “Survival Period”); provided, that if any claims for indemnification have been asserted with respect to an inaccuracy or a breach of such representations and warranties prior to the end of the Survival Period, such claims shall survive and continue in effect until final resolution of such claims; provided, further, that the representations and warranties set forth in the Company Fundamental Representations shall survive the Closing and continue in effect until 60 days after the expiration of the applicable statute of limitations, taking into account any extensions or waivers thereof.

8.2 Covenants and Other Obligations of the Company and the Securityholders’ Representative. All covenants and obligations of the Company and the Securityholders’ Representative contained in this Agreement or in any document, certificate, or other instrument required to be delivered under this Agreement in connection with the Transactions shall survive the Closing and continue in full force until performed in accordance with their terms. Any claim for indemnification pursuant to Section 10.1(c) through Section 10.1(f), Section 10.1(h) and Section 10.1(i) shall survive the Closing and continue in effect until 36 months after the Effective Time. Any claim for indemnification pursuant to Section 10.1(g), Section 10.1(j), Section 10.1(k) and Section 10.1(m) shall survive the Closing and continue in effect until the expiration of the applicable statute of limitations for the underlying subject matter of that provision, taking into account any extensions or waivers thereof. Any claim for indemnification pursuant to Section 10.1(l) shall survive the Closing and continue in effect until sixty (60) days after the applicable statute of limitations for the underlying subject matter of that provision, taking into account any extensions or waivers thereof. Notwithstanding the foregoing, any claim for indemnification pursuant to Section 10.1(n) shall not be subject to any survival limitations.

8.3 Representations, Warranties, Covenants and Obligations of Parent and Merger Sub. All representations, warranties, covenants, and obligations of Parent or Merger Sub contained in this Agreement or in any document, certificate, or other instrument required to be delivered under this Agreement in connection with the Transactions shall terminate at the Effective Time; provided, however, any covenants and obligations of Parent or Merger Sub to be delivered under this Agreement after the Closing that shall survive the Closing and continue in full force until performed in accordance with their terms.

Section 9
FEES AND EXPENSES

9.1 General. Except as otherwise provided in this Agreement, (a) all fees, costs, and expenses of Parent or Merger Sub incurred in connection with this Agreement and the Transactions, including, fees and expenses of financial advisors, financial sponsors, legal counsel, and other advisors, shall be paid by Parent or Merger Sub whether or not the Merger is consummated, and (b) all fees, costs, and expenses of the Securityholders’ Representative and all Company Transaction Expenses, including, fees and expenses of financial advisors, financial sponsors, legal counsel, and other advisors shall be paid by the Company Securityholders whether or not the Merger is consummated. All such fees, costs, and expenses identified in clause (b) of the preceding sentence shall be treated as Company Transaction Expenses under this Agreement, and shall be subject to claims for indemnification under Section 10.1.

Section 10
INDEMNIFICATION

10.1 Indemnification of Parent Indemnified Parties by the Indemnifying Securityholders. Each Indemnifying Securityholder shall be deemed to have agreed upon (a) signing the Company Stockholder Written Consent and Consent, Waiver and Release Agreement, or (b) receipt of the applicable Merger Consideration under Section 3 or distributed portions of the Escrow Fund under this Section or the Escrow Agreement, and hereby agrees, to indemnify, defend, and hold harmless Parent, Merger Sub, their respective Affiliates (including, following the Effective Time, the Surviving Corporation, the Company, and the Company Subsidiaries) and their respective directors, officers, employees, stockholders, agents, representatives, successors, and assigns (collectively, the “Parent Indemnified Parties”) from and against, and such Parent Indemnified Parties shall be entitled to be compensated and reimbursed for, any and all Damages based upon, arising from or related to any of the following, subject to the limitations set forth in this Agreement (each of the following, a “Parent Claim”):

(a) any misrepresentation or breach or failure of any representation or warranty made by the Company or the Securityholders’ Representative in this Agreement or in any document, certificate, or other instrument required to be delivered by the Company or the Securityholders’ Representative under this Agreement or the Escrow Agreement to be true, complete, and correct in all respects as of the date of this Agreement and as of the Effective Time (in each case, other than the first sentence of Section 4.8 and the last sentence of Section 4.9(a), as such representation or warranty would read if all qualifications as to Knowledge and materiality, including each reference to the defined term Material Adverse Effect, were deleted therefrom);

(b) any breach or non-fulfillment of any covenant or agreement made or to be performed by the Company or the Securityholders’ Representative in this Agreement, the Escrow Agreement, or in any agreement or instrument entered into by the Company or the Securityholders’ Representative in connection with this Agreement or the Transactions;

(c) regardless of any disclosure of any matter set forth in the Disclosure Schedule, any amount of Company Transaction Expenses, except to the extent that such Company Transaction Expenses have been included in the calculation of the Adjusted Stock Consideration Value;

(d) regardless of any disclosure of any matter set forth in the Disclosure Schedule, any amount of Change in Control Payments, except to the extent that such Change in Control Payments have been included in the calculation of the Adjusted Stock Consideration Value;

(e) regardless of any disclosure of any matter set forth in the Disclosure Schedule, any amount of Company Debt, except to the extent that such Company Debt has been included in the calculation of the Adjusted Stock Consideration Value;

(f) regardless of any disclosure of any matter set forth in the Disclosure Schedule, the amount by which the Net Working Capital is less than the Net Working Capital included in the calculation of the Adjusted Stock Consideration Value;

(g) regardless of any disclosure of any matter set forth in the Disclosure Schedule, any inaccuracy in the Securityholder Schedule;

(h) any amount paid by Parent, Merger Sub, the Company, or the Surviving Corporation to any Company Stockholder with respect to Dissenting Shares pursuant to the DGCL in excess of the value such Person would have received in the Merger for such Dissenting Shares had such shares been converted pursuant to Section 3, and all interest, costs, expenses, and fees incurred by the Company, Parent, Merger Sub, or the Surviving Corporation in connection with the exercise of all dissenters’ rights under the DGCL;

(i) regardless of any disclosure of any matter set forth in the Disclosure Schedule, any claim or actions by Persons who are or were Company Securityholders, in their capacities as Company Securityholders, arising out of facts or circumstances existing on or prior to the Effective Time (including claims or actions arising out of the negotiation, approval, authorization, execution, and delivery of this Agreement, the performance by the Company of its obligations under this Agreement, or the consummation of the Transactions, including the Merger);

(j) regardless of any disclosure of any matter set forth in the Disclosure Schedule, any claim or right asserted by any person who is or at any time was an officer, director, employee or agent of the Company, involving a right or entitlement to indemnification, reimbursement of expenses or any other relief or remedy with respect to any act or omission on the part of such person or any event or other circumstance that arose, occurred or existed at or prior to the Effective Time;

(k) any claim by an Indemnifying Securityholder with respect to the actions or omissions of the Securityholders’ Representative, including any claim for Fraud or misrepresentation, breach, or non-fulfillment of any representation, warranty, covenant, or agreement made by the Securityholders’ Representative in this Agreement;

(l) any (i) Taxes payable by or with respect to or imposed on or asserted against the Company or any Company Subsidiary (or any predecessor of the forgoing) or any of their respective assets or operations with respect to any Tax periods ending on or prior to the Closing Date and for the portion of any Straddle Period ending at the close of business on the Closing Date (determined as provided in Section 11.1) (any such Tax period or portion thereof, a “Pre-Closing Tax Period”), (ii) Transfer Taxes, (iii) Taxes of any member of an affiliated group of which the Company or a Company Subsidiary (or any predecessor of the forgoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar U.S. state or local, or non-U.S. Tax Legal Requirement, (iv) Taxes of any Person (other than the Company or a Company Subsidiary) imposed on the Company or any Company Subsidiary as a transferee or successor, by contract or pursuant to any Legal Requirement, which Taxes relate to an event or transaction occurring before the Closing, and (v) Tax imposed as a result of the Transactions; and in the case of each of (i) through (v), for the avoidance of doubt, all Damages associated with the investigation, review, remediation, and resolution of any of the foregoing, in each case, except to the extent such Taxes were taken into account in the calculation of the Company Debt (as finally determined);

(m) any Liabilities relating to or arising out of any “excess parachute payments” within the meaning of Section 280G of the Code;

(n) any Fraud on the part of or committed by the Company, its Affiliates, the Company Securityholders or their respective Representatives (whether or not such Affiliate, Company Securityholder or Representative was acting on behalf of the Company) in connection with or relating to this Agreement, any of the Transaction Documents or any of the Transactions; and

(o) any matter set forth on Section 10.1 of the Disclosure Schedule.

10.2 Remedy; Essential Terms.

(a) Parent Indemnified Parties will not be entitled to recover Damages pursuant to Section 10.1(a) until the total amount which Parent Indemnified Parties would recover under Section 10.1(a) exceeds $50,000.00 (the “Basket”) and then all Damages incurred shall be subject to indemnification hereunder from the first dollar of Damages thereof; provided, however, the Basket will not apply (i) in the case of Fraud on the part of the party making such representation or warranty, or (ii) to any Parent Claim based upon, arising from, or related to any misrepresentation or breach or failure of any Company Fundamental Representation; provided, further, that any amounts recovered by Parent Indemnified Parties under the foregoing subclauses (i) and (ii) shall count when determining whether the Basket has been exceeded for purposes of claims under Section 10.1(a).

(b) Except in the case of Fraud or the breach or failure of any Company Fundamental Representation, the aggregate amount of indemnification available under this Agreement relating to any Parent Claim based upon, arising from, or related to any misrepresentation or breach or failure of Section 10.1(a) shall be restricted to an amount equal to the Escrow Shares.

(c) Except in the case of Fraud, the aggregate amount of indemnification available under this Agreement relating to any Parent Claim based upon, arising from, or related to any misrepresentation or breach or failure of (i) any Company Fundamental Representation and (ii) Section 10.1(b) through Section 10.1(o) shall be restricted to an amount equal to the Merger Consideration.

(d) Notwithstanding the foregoing, the liability of the Indemnifying Securityholders for indemnification under this Agreement shall be several and not joint up to such Indemnifying Securityholder’s Pro Rata Percentage of such Damages; provided, however, that, except in the case of Fraud, no Indemnifying Securityholder shall be individually liable for more than the aggregate amount of Merger Consideration actually received by such Indemnifying Securityholder (including all amounts distributed to such Indemnifying Securityholder from the Escrow Fund, if any).

(e) Parent shall be entitled, at its sole discretion, to recover any indemnifiable Damages from any of the following sources in any order: (i) the Escrow Fund, (ii) setoff against any Earnout Payment Amount, (iii) the cancellation or forfeiture of any Parent Shares received by any Indemnifying Securityholder pursuant to this Agreement (subject to Section 10.2(d)) or (iv) directly from any Indemnifying Securityholders.

(f) For the purposes of determining whether there has been a breach of a representation or warranty or covenant and for calculating the amount of any Damages related thereto, the representations and warranties and covenants shall be read without regard to any Material Adverse Effect or other materiality qualifiers contained therein.

(g) Each Parent Indemnified Party acknowledges and agrees that, from and after the Effective Time, its sole and exclusive remedy with respect to any and all claims arising under this Agreement and seeking damages or any other form of monetary relief will be pursuant to the provisions set forth in this Section 10 and such party will have no other remedy or recourse with respect to any of the foregoing. Notwithstanding the foregoing sentence, nothing in this Section shall limit a party’s right to (i) seek and obtain any equitable relief for which such party is entitled or to seek in accordance with this Agreement whether prior to or following the Effective Time, or any other remedies, including breach of contract claims held by a party prior to the Closing, and (ii) pursue claims arising from Fraud, criminal activity, or willful or intentional misconduct on the part of any Person.

(h) The terms and conditions of this Section 10 constitute the essential terms and conditions of this Agreement and the Merger, and approval of this Agreement by the Company Securityholders shall constitute the express agreement of each Indemnifying Securityholder with respect to the obligations of Indemnifying Securityholders pursuant to this Section 10.

10.3 Notification of Claims. If a Parent Indemnified Party is of the opinion that any Parent Claim has occurred or will occur, an authorized officer or representative of such Parent Indemnified Party, as applicable, may so notify the Securityholders’ Representative. Each such notice shall be in writing and shall describe with reasonable specificity, and to the extent known by the applicable Parent Indemnified Party, the nature and amount of such Parent Claim.

10.4 Third Party Actions. In the event any Action is instituted by any third party against a Parent Indemnified Party which involves or appears reasonably likely to involve a Parent Claim for which indemnification may be sought (“Third Party Action”), Parent will, promptly after receipt of notice of any such Third Party Action, notify the Securityholders’ Representative (or, in the event indemnification is being sought under this Agreement directly from an Indemnifying Securityholder, such Indemnifying Securityholder) of the commencement thereof. The failure to so notify the Securityholders’ Representative (or, in the event indemnification is being sought under this Agreement directly from an Indemnifying Securityholder, such Indemnifying Securityholder) of the commencement of any such Third Party Action will not relieve the Indemnifying Securityholders from liability in connection therewith, except to the extent that such failure materially and adversely affects the ability of the Indemnifying Securityholders to defend their interests in such Third Party Action. Parent shall have the right in its sole discretion to assume and control the defense or settlement of such Third Party Action; provided that, the Securityholders’ Representative (or, in the event indemnification is being sought under this Agreement directly from an Indemnifying Securityholder, such Indemnifying Securityholder) and its counsel (at such party’s sole expense) may participate in (but not control the conduct of) the defense of such Third Party Action; provided further that, except with the reasonable consent of the Securityholders’ Representative (or, in the event indemnification is being sought under this Agreement directly from an Indemnifying Securityholder, such Indemnifying Securityholder), no settlement of any such Third Party Action with third party claimants shall be determinative of the amount of Damages relating to such matter. In the event that the Securityholders’ Representative has consented to any such settlement, the Indemnifying Securityholders shall have no power or authority to object under any provision of this Section 10 to the amount of any such Parent Claim against the Escrow Fund, or against the Indemnifying Securityholders directly, as the case may be, with respect to such settlement. The costs and expenses incurred by Parent in connection with such defense, settlement, enforcement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) of any such Third Party Action shall be included in the indemnifiable Damages for which Parent shall be entitled to receive indemnification pursuant to a claim made hereunder, and such costs and expenses shall constitute indemnifiable Damages subject to indemnification under Section 10.1 regardless of whether it is ultimately determined that such Third Party Action arose out of, resulted from or was in connection with a matter listed in Section 10.1.

10.5 Definition of Damages. For purposes of this Agreement, the term “Damages” shall mean the amount of any loss, claim, Tax, demand, damage, deficiency, lost profits, liability, judgment, royalty, fine, penalty, diminution in value, cost or expense (including costs of investigation and reasonable attorneys’, consultants’, and experts’ fees, and expenses and interest and penalties awarded or imposed by a Governmental Authority) incurred, paid, accrued, or sustained by the Parent Indemnified Parties, whether or not involving an Action and whether or not the possibility of such losses has been disclosed to or could have been foreseen by the parties in advance, including any costs of defending any Actions or enforcing the Parent Indemnified Party’s rights under this Agreement. The amount of any and all Damages shall be determined net of any amounts actually recovered by the Parent Indemnified Parties under insurance policies, after giving effect to any deductible, or from other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement), and after deducting any related costs and expenses, including the aggregate cost of pursuing, as applicable, any claim against such collateral sources, or any related insurance claims and any related increases in insurance premiums or chargebacks. Notwithstanding anything to the contrary set forth in this Agreement, except to the extent awarded in connection with a Third Party Action, no party hereto shall be liable for any punitive damages relating to any breach of representation, warranty, or covenant contained in this Agreement or in any certificate, schedule, or other instrument delivered pursuant to this Agreement.

10.6 Treatment of Indemnification Payments. The Indemnifying Securityholders, the Securityholders’ Representative, and Parent agree to treat (and cause their Affiliates to treat) any payments received pursuant to Section 10 as adjustments to the Merger Consideration for all Tax purposes, unless otherwise required by any Legal Requirements.

10.7 Investigation; No Company Recourse.

(a) The right to indemnification or any other remedy based on representations, warranties, covenants, and agreements of the Company or the Securityholders’ Representative in this Agreement, or any document, certificate, or other instrument required to be delivered by the Company or Securityholders’ Representative under this Agreement shall not be affected by any investigation conducted by any Parent Indemnified Party of any other Person at any time, or any knowledge acquired (or capable of being acquired) by any Parent Indemnified Party or any other Person at any time, whether before or after the execution and delivery of this Agreement or the Effective Time, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant, or agreement.

(b) An Indemnifying Securityholder shall have no right of contribution or other recourse against Parent Indemnified Parties, the Surviving Corporation, the Company Subsidiaries or any of their respective Representatives, assigns or successors, for any indemnification claims asserted by any Parent Indemnified Parties, it being acknowledged and agreed that the representations, warranties, covenants, and agreements of the Company are solely for the benefit of the Parent Indemnified Parties.

10.8 Escrow Arrangements.

(a) Immediately following the Effective Time, Parent will withhold, or cause to be withheld, the Escrow Shares and deposit such withheld consideration with the Escrow Agent subject to the terms and conditions of the Escrow Agreement.

(b) The Escrow Fund shall constitute partial security for the benefit of Parent, and Merger Sub (on behalf of itself or any other Parent Indemnified Parties) with respect to any Damages pursuant to the indemnification obligations of the Indemnifying Securityholders arising under Section 10. The Escrow Agent shall retain the Escrow Fund until the expiration of the Survival Period, except as provided in Section 10.8(c) or as otherwise provided under this Section 10 or the Escrow Agreement. Except to the extent there is a forfeiture of Parent Shares held in the Escrow Fund in connection with Damages to which a Parent Indemnified Party is entitled to be indemnified, Parent Shares held in the Escrow Fund shall be treated by Parent and the Escrow Agent as held in escrow for the benefit of the Indemnifying Securityholders, as issued and outstanding Parent Shares, and the applicable Indemnifying Securityholders shall be shown as the record holders of such Parent Shares and entitled to exercise voting rights and to receive dividends (which dividends shall be retained and be added to and become part of the Escrow Fund) with respect to such Parent Shares. Neither the Escrow Fund (including any portion thereof) nor any beneficial interest therein, may be pledged, subjected to any Lien, sold, assigned, or transferred, by any Indemnifying Securityholder, or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Indemnifying Securityholder, in each case prior to the distribution of the Escrow Fund to the Indemnifying Securityholders in accordance with this Section 10.8.

(c) Within 10 Business Days following the expiration of the Survival Period, Parent (or its agent) and the Securityholders’ Representative promptly shall deliver to the Escrow Agent a joint written instruction directing the Escrow Agent to release to the Paying Agent (on the behalf of the Indemnifying Securityholders) all amounts of cash and all Parent Shares in the Escrow Fund (rounded down to the nearest whole share) that exceed (i) that portion of the Escrow Fund previously released to any Parent Indemnified Party for forfeiture in satisfaction of any Parent Claim in accordance with this Section 10, and (ii) that portion of the Escrow Fund that is determined in good faith, in the reasonable judgment of Parent, in consultation with, but not requiring the consent of, the Securityholders’ Representative, to be necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any written Parent Claim delivered to the Securityholders’ Representative prior to the expiration of the Survival Period. Any portion of the Escrow Fund held following the expiration of the Survival Period with respect to pending but unresolved Parent Claims that is not awarded to Parent or another Parent Indemnified Party upon the resolution of such Parent Claims shall be distributed to the Paying Agent (on the behalf of the Indemnifying Securityholders) within five Business Days following resolution of such Parent Claims (with any Parent Shares being rounded down to the nearest whole share).

(d) For all purposes of determining Damages payable in connection with Parent Claims for indemnification by any Parent Indemnified Party that have been resolved in accordance with the terms of this Agreement, the Parent Shares or warrants to purchase Parent shares shall be valued at the Parent VWAP.

Section 11
TAXES

11.1 Pre-Closing Tax Period; Straddle Period. All Tax Returns for any Tax period ending on or before the Closing Date and any Straddle Period, to the extent filed or required to be filed by the Company or any of the Company Subsidiaries after the Closing Date, shall be prepared and filed by Parent. Any (a) Taxes attributable to any Tax period (or portion thereof) ending on or before the Closing Date that is reflected on any such Tax Return and was not included in calculation of the Company Debt (as finally determined), and (b) costs for the preparation and filing of such Tax Returns that are not paid by the Company or the Company Subsidiaries prior to the Closing will be reimbursed from the Escrow Fund. The Company will, and shall cause each Company Subsidiary to do, unless prohibited by applicable Tax Law, close its taxable period as of the close of business on the Closing Date. If applicable Tax Law does not permit the Company or any Company Subsidiary to close its taxable year on the Closing Date, or in any case in which a Tax is assessed with respect to a taxable period which includes the Closing Date (but does not end on that day) (a “Straddle Period”), the Taxes, if any, attributable to a Straddle Period shall be allocated between a Pre-Closing Tax Period and any taxable period or portion thereof beginning after the Closing Date as follows: (a) in the case of income, sales and use, value added and withholding Taxes (including any Taxes resulting from (i) any inclusion under Section 951 or Section 951A of the Code or (ii) an election under Section 965(h) of the Code or any other application of Section 965 of the Code), as though the taxable year of the Company and its Subsidiaries, as the case may be, terminated at the close of business on the Closing Date, and (b) in the case of all other Taxes, on a per diem basis.

11.2 Transfer Taxes. Any sales, use, transfer, gains, stamp, duties, recording and similar Taxes incurred as a result of the Transactions (collectively, “Transfer Taxes”) shall be borne by the Indemnifying Securityholders. Parent shall prepare and file all necessary Tax Returns and other documentation with respect to Transfer Taxes (the “Transfer Tax Returns”) and timely remit all such Transfer Taxes; provided, for the avoidance of doubt, that Parent may seek indemnification with respect to the Transfer Taxes except to the extent such Taxes were taken into account in the calculation of the Company Debt (as finally determined). If required by applicable Tax Law, the Company Stockholders or the Securityholders’ Representative will join in the execution of any Transfer Tax Return.

11.3 Tax Document Retention. Parent, Company, the Company Subsidiaries and the Securityholders’ Representative (to the extent in its possession) agree (a) to retain all books and records with respect to Tax matters pertinent to the Company and the Company Subsidiaries relating to any taxable period beginning before the Closing Date until seven years following the Closing Date, and to abide by all record retention agreements entered into with any taxing authority, and (b) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Company, the Company Subsidiaries and the Securityholders’ Representative, as the case may be, shall allow the other party to take possession of such books and records.

11.4 Tax Treatment. For U.S. federal and applicable state income Tax purposes, the Parties intend that (a) consistent with IRS Rev. Rul. 2001-46, 2001-2 C.B. 321, the Merger constitutes a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder and (b) this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), and the Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Unless otherwise required by a change in applicable Tax Law occurring after the date of this Agreement or by an applicable Tax Authority following an Audit, each Party shall file all Tax Returns in a manner consistent with the Intended Tax Treatment. Parent and the Securityholders’ Representative shall promptly notify the other Party if it is so required to take a Tax reporting position or file a Tax Return in a manner that is inconsistent with the Intended Tax Treatment. Notwithstanding the foregoing, Parent and its Affiliates (or any of their respective representatives or advisors) make no representations or warranties to the Company or to any of the Company Securityholders regarding the Tax treatment of this Agreement or the Transactions, or any of the Tax consequences to the Company or any Company Securityholders of this Agreement or any of the Transactions. The Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement and the Transactions. Each Party acknowledges that it has not sought and will not seek any rulings from the IRS or any other Governmental Entity regarding the Tax treatment of this Agreement, the Transactions.

Section 12
SECURITYHOLDERS’ REPRESENTATIVE

12.1 Powers of the Securityholders’ Representative.

(a) The Securityholders’ Representative shall have and may exercise all of the powers conferred upon him, her or it pursuant to this Agreement, including:

(i) The power to execute as Securityholders’ Representative and any agreement or instrument entered into or delivered in connection with the Transactions;

(ii) The power to give or receive any notice or instruction permitted or required under this Agreement, or any other agreement, document, or instrument entered into or executed in connection with this Agreement, to be given or received by the Securityholders’ Representative or any Indemnifying Securityholder, and each of them (other than notice for service of process relating to any Action before a court or other tribunal of competent jurisdiction, which notice must be given to each Indemnifying Securityholder individually, as applicable), and to take any and all action for and on behalf of the Indemnifying Securityholders, and each of them, under this Agreement, or any other such agreement, document, or instrument;

(iii) The power (subject to the provisions of Section 12.2) to (A) contest, negotiate, defend, compromise, or settle any Actions for which a Parent Indemnified Party may be entitled to indemnification through counsel selected by the Securityholders’ Representative and solely at the cost, risk, and expense of the Indemnifying Securityholders, (B) agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such Parent Claims, (C) resolve any Parent Claims, (D) take any actions in connection with the resolution of any dispute relating to this Agreement or to the Transactions by arbitration, settlement, or otherwise, and (E) take or forego any or all actions permitted or required of any Indemnifying Securityholder or necessary in the judgment of the Securityholders’ Representative for the accomplishment of the foregoing and all of the other terms, conditions, and limitations of this Agreement;

(iv) The power to consult with legal counsel, independent public accountants, and other experts selected by him, her, or it, solely at the cost and expense of the Indemnifying Securityholders;

(v) The power to review, negotiate, and agree to and authorize any payments from the Escrow Fund in satisfaction of any payment obligation, in each case, on behalf of the Indemnifying Securityholders, as contemplated thereunder;

(vi) The power to waive any terms and conditions of this Agreement providing rights or benefits to the Indemnifying Securityholders (other than the payment of the consideration payable to such Indemnifying Securityholders pursuant to Section 3) in accordance with the terms of this Agreement and in the manner provided in this Agreement; and

(vii) The power to take any actions on behalf of the Indemnifying Securityholders in regard to such other matters as are reasonably necessary for the consummation of the Transactions or as the Securityholders’ Representative reasonably believes are in the best interests of the Indemnifying Securityholders.

(b) The Securityholders’ Representative represents and warrants to Parent and Merger Sub that:

(i) The Securityholders’ Representative has all necessary power and authority to execute and deliver this Agreement and to carry out his, her or its obligations under this Agreement; and

(ii) This Agreement has been duly executed and delivered by the Securityholders’ Representative and, assuming the due authorization, execution and delivery of this Agreement by Parent, Merger Sub, and the Company, constitutes the valid and legally binding obligation of the Securityholders’ Representative, enforceable against the Securityholders’ Representative in accordance with its terms, subject to bankruptcy, insolvency, reorganization, or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.

12.2 Claims by Parent.

(a) Upon receipt or notice of any Parent Claim pursuant to Section 9, the Securityholders’ Representative shall give prompt notice of the amount and details thereof (to the extent of the information in his, her, or its possession) to the Indemnifying Securityholders.

(b) The Securityholders’ Representative shall have the discretion to take such action as he, she, or it shall determine to be in the best interest of all of the Indemnifying Securityholders, taken as a whole, including authorizing the distribution to any Parent Indemnified Party of any portion of the Escrow Fund; provided, however, that, in any event, all Indemnifying Securityholders are treated in substantially the same manner.

12.3 Notices. Any notice given to the Securityholders’ Representative will constitute notice to each and all of the Indemnifying Securityholders at the time notice is given to the Securityholders’ Representative. Any action taken by, or notice or instruction received from, the Securityholders’ Representative will be deemed to be action by, or notice or instruction from, each and all of the Indemnifying Securityholders. Parent, Merger Sub, the Company, and the Surviving Corporation may disregard any notice or instruction received from any one or more individual Indemnifying Securityholders.

12.4 Agreement of the Securityholders’ Representative. The Securityholders’ Representative hereby agrees to do such acts, and execute further documents, as shall be necessary to carry out the provisions of this Agreement.

12.5 Reimbursement and Liability of Securityholders’ Representative.

(a) The Securityholders’ Representative shall serve as the Securityholders’ Representative without compensation; provided, however, that each Indemnifying Securityholder agrees to reimburse the Securityholders’ Representative for such Indemnifying Securityholder’s pro rata share of all reasonable out-of-pocket expenses incurred by the Securityholders’ Representative in the performance of his, her, or its duties under this Agreement. Each Indemnifying Securityholder agrees that such Indemnifying Securityholder’s pro rata share of such reasonable out-of-pocket expenses may be distributed to the Securityholders’ Representative, on behalf of the Indemnifying Securityholders, from the cash portion of the Escrow Fund at the request of the Securityholders’ Representative.

(b) The Securityholders’ Representative shall not be personally liable as the Securityholders’ Representative to any Indemnifying Securityholder for any act done or omitted under this Agreement as Securityholders’ Representative while acting in good faith and in the exercise of reasonable judgment. The Indemnifying Securityholders shall severally (but not jointly) indemnify the Securityholders’ Representative and hold the Securityholders’ Representative harmless against any Damages incurred without negligence or bad faith on the part of the Securityholders’ Representative and arising out of or in connection with the acceptance or administration of the Securityholders’ Representative’s duties under this Agreement.

12.6 Reliance on Securityholders’ Representative. Parent, Merger Sub, and their respective Affiliates (including after the Effective Time, the Surviving Corporation) shall be entitled to rely on the appointment of James Buckly Jordan as Securityholders’ Representative and treat such Securityholders’ Representative as the duly appointed attorney-in-fact of each Indemnifying Securityholder and as having the duties, power, and authority provided for in this Agreement. None of Parent, Merger Sub, or their respective Affiliates (including after the Effective Time, the Surviving Corporation) shall be liable to any Indemnifying Securityholder for any actions taken or omitted by them in reliance upon any instructions, notice, or other instruments delivered by the Securityholders’ Representative. No resignation of the Securityholders’ Representative shall become effective unless at least five days prior written notice of the replacement or resignation of such Securityholders’ Representative shall be provided to Parent. Parent, Merger Sub, and their respective Affiliates (including after the Effective Time, and the Surviving Corporation) shall be entitled to rely at any time after receipt of any such notice on the most recent notice so received. If the Securityholders’ Representative shall be unable or unwilling to serve in such capacity, his, her, or its successor who shall serve and exercise the powers of the Securityholders’ Representative under this Agreement shall be appointed by a written instrument signed by Indemnifying Securityholders holding a majority interest in the Escrow Fund then remaining at such time.

Section 13
RELEASE

13.1 Release. Each of the Securityholders’ Representative and each Consenting Securityholder, upon the Closing, shall be deemed to have, and hereby does, unconditionally release and forever discharge the Company, the Company Subsidiaries, Parent, Merger Sub, the Surviving Corporation, and any other Subsidiary of Parent, including their respective officers, directors, and employees, from (a) any and all obligations or duties the Company or any Company Subsidiary might have to such Consenting Securityholder, (b) any and all claims of liability, whether legal or equitable, of every kind and nature, which such Consenting Securityholder ever had, now has or may claim against the Company, the Company Subsidiaries, Parent, Merger Sub, the Surviving Corporation, or any other Subsidiary of Parent, in each case, in connection with this Agreement or the Transactions, and (c) any and all claims of liability, whether legal or equitable, or every kind and nature, which such Consenting Securityholder ever had, now has or may claim against the Company, Parent, Merger Sub, the Surviving Corporation, or any other Subsidiary of Parent, in each case arising out of facts or circumstances occurring at any time on or prior to the Closing Date; provided, however, that such release shall exclude those claims, liabilities, obligations, and duties of the Company, Parent and Merger Sub arising under this Agreement and shall exclude, to the extent applicable with respect to any Consenting Securityholder who is a director, officer, or employee of the Company or any Company Subsidiary, (i) compensation not yet paid (including any amounts payable in connection with the consummation of the Transactions), (ii) reimbursement for expenses incurred by any such Consenting Securityholder in the ordinary course of his or her employment which are reimbursable under the Company’s or the applicable Company Subsidiary’s expense reimbursement policies, (iii) accrued vacation, subject to the Company’s or the applicable Company Subsidiary’s policies on accrual and carry forward, and (iv) any remaining obligations of the Company or any Company Subsidiary to indemnify any officer or director.

13.2 Specific Term of Agreement. The terms and provisions of this Section 13 are specific terms of the Merger, and the approval and adoption of this Agreement and approval of the Merger by the Company Securityholders, as applicable, pursuant to the Company Stockholder Written Consent or other Company Consent, Waiver and Release Agreement shall constitute approval by such holders, as specific terms of the Merger, and the irrevocable agreement of such holders to be bound by such terms and provisions.

Section 14
MISCELLANEOUS

14.1 Notices. All notices, requests, demands, consents, and communications necessary or required under this Agreement shall be delivered by hand or sent by registered or certified mail, return receipt requested, by overnight prepaid courier, by facsimile (receipt confirmed) or electronic mail to:

if to Parent, Merger Sub, or the Surviving Corporation:

Serve Robotics Inc.

730 Broadway

Redwood City, CA 94063

Attention: Touraj Parang

Email: [***]

With a copy to:

Orrick, Herrington and Sutcliffe LLP

222 Berkeley St.

Suite 2000

Boston, MA 02116

Attention: Albert Vanderlaan; David Gold

Email: avanderlaan@orrick.com; dgold@orrick.com

if to the Company prior to the Closing:

Vebu, Inc.

13214 Crenshaw Blvd.

Gardena, CA 90249

Attention: James Jordan

Email: [***]

with a copy to:

Chris Manderson

10250 Constellation Blvd.

Suite #19

Los Angeles, CA 90067

Attention: Chris Manderson

Email: wcm@mandersonpc.com

if to the Securityholders’ Representative:

James Jordan

[***]

Email: [***]

All such notices, requests, demands, consents, and other communications shall be deemed to have been duly given or sent three days following the date on which mailed, or one day following the date mailed if sent by overnight courier or electronic email, or on the date on which delivered by hand or by facsimile or electronic email transmission (receipt confirmed), as the case may be, and addressed as aforesaid. Any notice to be given to any Indemnifying Securityholders under this Agreement shall be given to the Securityholders’ Representative or, if for any reason there ceases to be a Securityholders’ Representative, to each Indemnifying Securityholder.

14.2 Successors and Assigns. All covenants and agreements and other provisions set forth in this Agreement and made by or on behalf of any of the parties shall bind and inure to the benefit of the successors, heirs, and permitted assigns of such party, whether or not so expressed. None of the parties may assign, transfer, or delegate any of their respective rights or obligations under this Agreement, by operation of law or otherwise, without the consent in writing of the Company, Parent, and the Securityholders’ Representative provided that, Parent and Merger Sub (including the Surviving Corporation) may, without obtaining the prior written consent of the Company or the Securityholders’ Representative, assign any of its rights, or delegate any of its obligations under this Agreement, to (a) any affiliate of Parent, or (b) any successor of such party by merger, by purchase of all or substantially all of the assets or stock of Parent, or otherwise. The Company and Securityholders’ Representative shall execute such acknowledgements of such assignments in such forms as Parent or Merger Sub (including the Surviving Corporation) may from time to time reasonably request. Any purported assignment or delegation of rights or obligations in violation of this Section 14.2 is void and of no force or effect.

14.3 Severability. In the event that any one or more of the provisions contained in this Agreement is held invalid, illegal, or unenforceable in any respect for any reason in any jurisdiction, the validity, legality, and enforceability of any such provision in every other respect and of the remaining provisions of this Agreement shall not be in any way impaired or affected (so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party), it being intended that each of the parties’ rights and privileges shall be enforceable to the fullest extent permitted by applicable Legal Requirements, and any such invalidity, illegality, and unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction (so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party). If any court of competent jurisdiction determines that any provision of this Agreement is invalid, illegal, or unenforceable, such court is hereby irrevocably authorized to fashion and enforce another provision (instead of the provision held to be invalid, illegal, or unenforceable) that is valid, legal and enforceable and carries out the intentions of the parties under this Agreement and, in the event that such court does not exercise such power, the parties shall negotiate in good faith in an attempt to agree to another provision (instead of the provision held to be invalid, illegal, or unenforceable) that is valid, legal, and enforceable and carries out the parties’ intentions to the greatest lawful extent under this Agreement.

14.4 Third Parties. Nothing in this Agreement expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties and their permitted successors and assigns, any rights or remedies under or by reason of this Agreement or any other certificate, document, instrument or agreement executed in connection with this Agreement nor be relied upon other than the parties and their permitted successors or assigns. The Parent Indemnified Parties not party are entitled to the rights and remedies of third-party beneficiaries with respect to Section 10.

14.5 Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any claim, controversy or dispute hereunder), without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction. The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party hereto agrees that service of process on such party as provided in Section 14.1 shall be deemed effective service of process on such party. Each of the parties agrees that a judgment in such Action may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by any applicable Legal Requirement. Each of the parties hereby irrevocably consents to process being served by any party to this Agreement in any Action by delivery of a copy thereof in accordance with the provisions of Section 14.1 and consents to the exercise of jurisdiction of the courts of Delaware over it and its properties with respect to any action, suit or proceeding arising out of or in connection with this Agreement or the Transactions or the enforcement of any rights under this Agreement.

14.6 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH ANY MATTER WHICH IS THE SUBJECT OF THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

14.7 Entire Agreement, Not Binding Until Executed. This Agreement, including the Disclosure Schedule, Schedules and Exhibits referred to in this Agreement (including, any offer letters, and the Confidentiality Agreement), is complete, and all promises, representations, understandings, warranties and agreements with reference to the subject matter of this Agreement, and all inducements to the making of this Agreement relied upon by all the parties, have been expressed in this Agreement or in such Disclosure Schedule, Schedules or Exhibits and this Agreement, including such Disclosure Schedule, Schedules and Exhibits, supersede any prior understandings, negotiations, agreements or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter of this Agreement or thereof. Neither this Agreement nor any of the terms or provisions of this Agreement is binding upon or enforceable against any party unless and until the same is executed and delivered by all of the parties.

14.8 Amendments; No Waiver. Subject to applicable Legal Requirements, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of the parties, or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after approval and adoption of this Agreement, the Merger by the Company Stockholders and without their further approval, no amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for any share of Company Stock. No course of dealing and no failure or delay on the part of any party in exercising any right, power or remedy conferred by this Agreement shall operate as a waiver thereof or otherwise prejudice such party’s rights, powers and remedies. The failure of any of the parties to this Agreement to require the performance of a term or obligation under this Agreement or the waiver by any of the parties to this Agreement of any breach under this Agreement shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach under this Agreement. No single or partial exercise of any right, power or remedy conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

SERVE ROBOTICS INC.

By:	/s/ Ali Kashani
Name:	Ali Kashani
Title:	Chief Executive Officer

SERVE KITCHEN ROBOTICS INC.

By:	/s/ Ali Kashani
Name:	Ali Kashani
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

VEBU, INC.

By:	/s/ James Buckly Jordan
Name:	James Buckly Jordan
Title:	Chief Executive Officer

SECURITYHOLDERS’ REPRESENTATIVE

JAMES BUCKLY JORDAN

/s/ James Buckly Jordan

[Signature Page to Agreement and Plan of Merger]